Exhibit 99.20

OSISKO GOLD ROYALTIES LTD

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

DATED AS OF FEBRUARY 18, 2015

GLOSSARY OF TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

“affiliate” has the meaning ascribed to such term in the Securities Act (Québec), unless stated otherwise.

“Agnico” means Agnico Eagle Mines Limited.

“Agnico-Yamana Arrangement” has the meaning ascribed to such term under the heading “Corporate Structure”.

“Agnico-Yamana Arrangement Agreement” means the arrangement agreement dated April 16, 2014 between, Osisko, Agnico Eagle and Yamana, the full text of which may be viewed on SEDAR under Canadian Malartic Corporation’s profile at www.sedar.com.

“associate ” has the meaning ascribed to such term in the Securities Act (Québec), unless stated otherwise.

“Barrick” means Barrick Gold Corp.

“Bought Deal Closing Date” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Canadian Exploration Properties NSR” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – The Canadian Exploration Properties NSR Agreement”.

“Canadian Exploration Properties NSR Agreement” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – The Canadian Exploration Properties NSR Agreement”.

“Canadian Malartic GP” means Canadian Malartic GP, a general partnership existing under the laws of Ontario.

“Canadian Malartic Mill Fee Royalty” means a milling fee royalty equal to $0.40 per tonne payable to Osisko in respect of any ore milled at the Canadian Malartic Properties after the seventh anniversary of the effective date of the Agnico-Yamana Arrangement that is not from the Canadian Malartic Properties.

“Canadian Malartic NSR” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – The Canadian Malartic NSR Agreement”.

“Canadian Malartic NSR Agreement” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – The Canadian Malartic NSR Agreement”.

“Canadian Malartic Property” means the properties identified on Schedule E to the Agnico-Yamana Arrangement Agreement, but for greater certainty does not include the Canadian Malartic NSR.

“Canadian Malartic Report” has the meaning ascribed to such term under the heading “Material Mineral Project – The Canadian Malartic Properties NSR”.

“Canadian Securities Laws” means applicable Canadian provincial and territorial securities laws.

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder.

“CDPQ” means Caisse de dépôt et placement du Québec.

“CEP Properties” or “Canadian Exploration Properties” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – The Canadian Exploration Properties NSR Agreement”.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“CM Properties” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – The Canadian Malartic NSR Agreement”.

“Combined Corporation” means Osisko and all of its subsidiaries immediately following the completion of the Virginia Arrangement.

“Coulon” means Coulon Mines Inc.

“Coulon Exchange Rights” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Coulon Exchange Rights Agreement” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Coulon Shareholders” means the holders of Coulon Shares.

“Coulon Shares” means the Class “A” shares in the capital of Coulon.

“Effective Date” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Effective Time” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Éléonore NSR” has the meaning ascribed to such term under the heading “Material Mineral Project – The Éléonore NSR”.

“Éléonore NSR Agreement” has the meaning ascribed to such term under the heading “Material Mineral Project – The Éléonore NSR”.

“Éléonore Project” means the properties identified on Schedule D to the arrangement agreement dated December 15, 2005, as amended and restated on February 17, 2006, between Goldcorp, Old Virginia and Virginia, the full text of which may be viewed on SEDAR under Opinaca’s profile at www.sedar.com.

“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

“Exchange Ratio” means 0.92 Osisko Share for each Virginia Share.

“Falco” means Falco Resources Ltd.

“Final Qualification Prospectus” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Fonds FTQ” means Fonds de solidarité des travailleurs du Québec (F.T.Q.).

“Forward-looking statements” has the meaning ascribed to such term under the heading “Cautionary Statement Regarding Forward Looking Statements”.

“Goldcorp” means Goldcorp Inc.

“Highland” means Highland Copper Company Inc.

“Highland Transaction” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board, as updated and amended from time to time.

“Kinross NSR Agreement” means the Kinross Net Smelter Return Royalty Agreement dated July 31, 2008 between Brett Resources Inc. (a predecessor of Old Osisko) and Kinross Gold Corporation, pursuant to which Kinross Gold Corporation holds a royalty with respect to a portion of the Hammond Reef Gold Properties.

“Kinross NSR Properties” means the properties identified as Kirkland Properties in Schedule A to the Canadian Exploration Properties NSR Agreement.

“MergeCo” or “Osisko Exploration James Bay” means Osisko Exploration James Bay Inc., the corporation formed by the amalgamation, on the Virginia Arrangement Effective Date, of Virginia with SubCo, and existing under the CBCA, and all successors thereto.

“MergeCo Shares” means the common shares in the capital of MergeCo.

“Mexican Properties” means all infrastructure, equipment, permits, and rights related to the exploration of minerals at the Mexican project, including but not limited to, mining and surface rights, as described in Schedule E of the Agnico-Yamana Arrangement Agreement.

“Michigan Project” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects or Regulation 43-101 respecting Standards of Disclosure for Mineral Projects in the Province of Québec.

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations or Regulation 51-102 respecting Continuous Disclosure Obligations in the Province of Québec.

“NI 52-110” means National Instrument 52-110 – Audit Committees or Regulation 52-110 respecting Audit Committees in the Province of Québec.

“NSR” means net smelter return.

“NioGold” means NioGold Mining Corporation.

“Noranda” means Noranda Inc.

“NSR royalty” means net smelter return royalty.

“Old Osisko” has the meaning ascribed to such term under the heading “Corporate Structure”.

“Old Osisko Assets” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – The Agnico-Yamana Arrangement”.

“Old Osisko Contribution Agreement” means the contribution agreement dated June 16, 2014 between Old Osisko and Osisko, pursuant to which Old Osisko transferred to Osisko all of its entire legal and beneficial right, title and interest in and to the Old Osisko Assets.

“Old Osisko Liabilities” means all of the liabilities of Old Osisko and its affiliates, contingent or otherwise, which pertain to the Old Osisko Assets but excluding any liability or obligation with respect to taxes for periods prior to June 16, 2014, the effective date of the Agnico-Yamana Arrangement.

“Old Osisko Shares” has the meaning ascribed to such term under the heading “Corporate Structure”.

“Old Osisko Subsidiaries” means, collectively, Osisko Hammond Reef Gold Ltd. (British Columbia), Osisko Mining Ltd. (Canada) and Compania Minera Osisko Mexico, S.A. de C.V.

“Old Virginia” means Virginia Gold Mines Inc.

“Opinaca” means Les Mines Opinaca Ltée.

“Osisko” means Osisko Gold Royalties Ltd, a corporation existing under the QBCA, and all successors thereto.

“Osisko Board” means the board of directors of Osisko, as the same is constituted from time to time.

“Osisko DSUs” means Osisko’s Deferred Share Units.

“Osisko Exploration James Bay” or “MergeCo” means Osisko Exploration James Bay Inc., the corporation formed by the amalgamation, on the Virginia Arrangement Effective Date, of Virginia with SubCo, and existing under the CBCA, and all successors thereto.

“Osisko Meeting” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Osisko NCIB” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Osisko Options” means the outstanding options to purchase Osisko Shares granted under the Osisko Stock Option Plan or otherwise issued by Osisko.

“Osisko Preferred Shares” has the meaning ascribed to such term under the heading “Description of Osisko Securities – Osisko Preferred Shares”.

“Osisko RSUs” means Osisko’s Restricted Share Units.

“Osisko Shareholders” means the holders of Osisko Shares.

“Osisko Shares” means common shares in the capital of Osisko.

“Osisko Stock Option Plan” means the stock option plan of Osisko approved on May 30, 2014 by the former Old Osisko Shareholders (who subsequently became Osisko Shareholders in connection with the Agnico-Yamana Arrangement).

“Penalty Date” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“public float” has the meaning ascribed to such term in the TSX Company Manual.

“QBCA” means the Business Corporations Act (Québec) and the regulations made thereunder.

“qualified person” has the meaning ascribed to such term in NI 43-101.

“Qualifying Provinces” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Replacement Osisko Option” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Replacement Osisko Option In-The-Money Amount” in respect of a Virginia Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Osisko Shares that a holder is entitled to acquire on exercise of the Replacement Osisko Option from and after the Effective Time exceeds the amount payable to acquire such shares.

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Secured Loan” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Silver Royalty” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Special Warrants” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“SubCo” means 9081798 Canada Inc., a corporation existing under the CBCA, and all successors thereto.

“SubCo Shares” means the common shares in the capital of SubCo.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as may be amended from time to time.

“TSX” means Toronto Stock Exchange.

“Underwriters” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Underwriting Agreement” means the underwriting agreement dated February 18, 2015 between the Underwriters and Osisko related to the distribution of the Special Warrants.

“Unit” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Virginia” means Virginia Mines Inc., before its amalgamation on the Virginia Arrangement Effective Date with SubCo to form MergeCo, under the name “Osisko Exploration James Bay Inc.”.

“Virginia Arrangement” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Virginia Arrangement Agreement” means the arrangement agreement dated November 16, 2014 between Osisko, Virginia and SubCo, the full text of which may be viewed on SEDAR at www.sedar.com.

“Virginia Arrangement Consideration” means 0.92 Osisko Share for each Virginia Share.

“Virginia Board” means the board of directors of Virginia, as the same is constituted from time to time.

“Virginia Meeting” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Virginia Option In-The-Money Amount” means, in respect of a Virginia Option, the amount, if any, by which the total fair market value (determined immediately prior to the Effective Time) of the Virginia Shares that a holder is entitled to acquire on exercise of a Virginia Option immediately prior to the Effective Time exceeds the amount payable to acquire such shares.

“Virginia Options” means the outstanding options to purchase common shares of Virginia granted under the Virginia Stock Option Plan.

“Virginia Plan of Arrangement” means the plan of arrangement under Section 192 of the CBCA made in accordance with the Virginia Arrangement Agreement.

“Virginia Rights Plan” means the Shareholders Rights Plan Agreement dated as of May 30, 2011 between Virginia and CIBC Mellon Trust Company (now CST Trust Company) as rights agent, as approved by Virginia Shareholders on June 26, 2014 and described in the Management Information Circular of Virginia filed on SEDAR on May 27, 2014.

“Virginia Shareholders” means the holders of Virginia Shares.

“Virginia Shares” means common shares in the capital of Virginia.

“Virginia Stock Option Plan” means the stock option plan of Virginia in force since February 17, 2006, as amended, amended and restated or supplemented from time to time, and as approved by Virginia Shareholders on June 26, 2014 and described in the Management Information Circular of Virginia filed on SEDAR on May 27, 2014.

“Warrant” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“White Pine North Royalty” has the meaning ascribed to such term under the heading “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

“Yamana” means Yamana Gold Inc.

“Yukon Properties” means the properties identified on Schedule E to the Agnico-Yamana Arrangement Agreement.

GENERAL MATTERS

The information contained in this Annual Information Form, unless otherwise indicated, is given as of February 18, 2015.

All capitalized terms used in this Annual Information Form and not defined herein have the meaning ascribed to such terms in the “Glossary of Terms” or elsewhere in this Annual Information Form.

Unless otherwise noted or the context otherwise indicates, the term “Osisko” refers to Osisko Gold Royalties Ltd and its subsidiaries.

For reporting purposes, Osisko presents its financial statements in Canadian dollars and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Unless otherwise indicated herein, references to “$”, “C$” or “Canadian dollars” are to Canadian dollars, references to “US$” or “U.S. dollars” are to United States dollars. See “General Matters – Exchange Rate Data”. See also “Cautionary Statement Regarding Forward-Looking Statements”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, certain information presented in this Annual Information Form constitutes “forward-looking information” within the meaning of applicable Canadian Securities Laws (the “forward-looking statements”) concerning the business, operations, plans and financial performance and condition of Osisko. Often, but not always, forward-looking statements can be identified by words such as “plans”, “expects”, “may”, “should”, “could”, “will”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Combined Corporation to differ materially from any future plans, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, inability to achieve the benefits or synergies anticipated from the Virginia Arrangement; actual operating cash flows, free cash flows, mineral resources, total cash, transaction costs, and administrative costs differing materially from those anticipated; risks related to international operations; risks related to the holding of royalty interests on mineral properties; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks; capital requirements and operating risks associated with the operations or an expansion of the operations or the operations in respect of which royalty interests are held; fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production, and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading “Risk Factors”; and those risks set forth in Osisko’s and Virginia’s continuous disclosure documents filed with the Securities Authorities, which are available on SEDAR at www.sedar.com.

Although Osisko has attempted to identify important factors that could cause actual plans, actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual plans, results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and Osisko’s general expectations concerning the mining industry are based on estimates prepared by Osisko using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Osisko believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Osisko is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

The readers are cautioned not to place undue reliance on forward-looking statements. Osisko undertakes no obligation to update any of the forward-looking statements in this Annual Information Form, except as required by law. These statements are made as of the date of this Annual Information Form.

EXCHANGE RATE DATA

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31
	2014	2013	2012
	(C$)	(C$)	(C$)
High	1.1643	1.0697	1.0418
Low	1.0614	0.9839	0.9710
Rate at end of period	1.1601	1.0636	0.9949
Average rate for period	1.1045	1.0299	0.9996

On February 18, 2015, the noon exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was 1.2455.

CORPORATE STRUCTURE

Name, Address and Incorporation

Osisko was incorporated on April 29, 2014 under the name “Osisko Gold Royalties Ltd” pursuant to the Business Corporations Act (Québec) (the “QBCA”), as a wholly-owned subsidiary of Osisko Mining Corporation (“Old Osisko”), Osisko’s predecessor.

In connection with an arrangement (the “Agnico-Yamana Arrangement”) pursuant to which Agnico Eagle Mines Limited (“Agnico”) and Yamana Gold Inc. (“Yamana”) jointly acquired all of the common shares of Old Osisko (the “Old Osisko Shares”), Old Osisko transferred to Osisko the Old Osisko Assets (see “General Development of Osisko’s Business – The Agnico-Yamana Arrangement”) and each of the former holders of Old Osisko Shares received, in exchange for each Old Osisko Share so held, 0.1 of an Osisko Share on a post-consolidation basis.

On completion of the Agnico-Yamana Arrangement, Osisko became a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec, and the Osisko Shares were listed on the TSX under the symbol “OR”.

Osisko’s head and registered and records office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, P.O. Box 211, Montreal, Québec H3B 2S2.

Intercorporate Relationships

As of the date of this Annual Information Form, Osisko’s only material subsidiary is Osisko Exploration James Bay Inc. (formerly Virginia Mines Inc.) (see “General Development of Osisko’s Business – Recent Developments (2014-2015)”).

Osisko Exploration James Bay’s principal activities consist mainly of acquisition, exploration and development of mining exploration properties. It specializes in searching for gold and base metal deposits in mostly unexplored territories of Québec. Most of its activities take place in the central part of Québec, particularly in the James Bay area, which comprises several Achaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. It is among the most active exploration companies in Québec with a large portfolio of properties.

Osisko Exploration James Bay owns 82.16% of the issued and outstanding common shares of Coulon Mines Inc. (“Coulon”), a corporation incorporated on January 29, 2014 under the CBCA.

GENERAL DEVELOPMENT OF OSISKO’S BUSINESS

The Agnico-Yamana Arrangement

Osisko was formed following the entering into of the Agnico-Yamana Arrangement Agreement by Agnico, Yamana and Old Osisko. In connection with the Agnico-Yamana Arrangement, Old Osisko transferred to Osisko all of its legal and beneficial right, title and interest in and to the Old Osisko Assets (as defined below) in consideration for (i) the issuance by Osisko to Old Osisko of 479,004,578 Osisko Shares (on a pre-consolidation basis), and (ii) the assumption by Osisko of the Old Osisko Liabilities, all in accordance with the terms of the Old Osisko Contribution Agreement. The assets contributed pursuant to the Old Osisko Contribution Agreement (collectively, the “Old Osisko Assets”) included the following:

(i)	$157,000,000 in cash;

(ii)	the Canadian Malartic NSR, including the Canadian Malartic Mill Fee Royalty (see “General Development of Osisko’s Business – The Canadian Malartic NSR Agreement”);

(iii)

the Canadian Exploration Properties NSR, including a 2% net smelter return royalty on the Yukon Properties (see “General Development of Osisko’s Business – The Canadian Exploration Properties NSR Agreement”);

(iv)	all legal and beneficial interest of Old Osisko and the subsidiaries of Old Osisko in the Old Osisko Subsidiaries;

(v)	the publicly traded equity investments of Old Osisko held at the effective time of the Agnico -Yamana Arrangement; and

(vi)	all right, title and interest to the name “Osisko Mining Corporation”.

Osisko’s initial asset base also included a Canadian tax base of $50 million related to the Canadian Malartic NSR to be used to shelter income from federal and Québec income taxes.

The Old Osisko Liabilities are all of the liabilities of Old Osisko and its affiliates, contingent or otherwise, which pertain to the Old Osisko Assets but excluding any liability or obligation with respect to taxes for periods prior to June 16, 2014, the effective date of the Agnico-Yamana Arrangement.

The following organizational chart depicts Osisko’s holding of the Canadian Malartic NSR, the Canadian Exploration Properties NSR and its interest in the Mexican Properties immediately following the Agnico-Yamana Arrangement.

For more information on the Old Osisko Assets, see “General Development of Osisko’s Business – The Canadian Malartic NSR Agreement”, “General Development of Osisko’s Business – The Canadian Exploration Properties NSR Agreement” and “Material Mineral Project – The Canadian Malartic Properties NSR”.

The Canadian Malartic NSR Agreement

Pursuant to the amended and restated net smelter return royalty agreement dated June 16, 2014 between Osisko and Canadian Malartic GP (the “Canadian Malartic NSR Agreement”), Osisko holds in the properties (“CM Properties”) subject to the Canadian Malartic NSR (as defined herein) a real right in the CM Properties (and the associated ores, minerals and mineral resources and by-products thereof which may be extracted from the CM Properties) and Canadian Malartic GP has agreed to pay Osisko a royalty equal to 5% of the net smelter return (as defined in the Canadian Malartic NSR Agreement) from production of metals, ores and other materials recovered from the CM Properties (the “Canadian Malartic NSR”). The term of the Canadian Malartic NSR Agreement is perpetual.

The Canadian Malartic NSR is payable quarterly and all payments pursuant to the Canadian Malartic NSR to be paid in cash must be paid in United States dollars. Prior to the commencement of each fiscal year, Osisko may elect to receive payment of the Canadian Malartic NSR for such fiscal year to the extent relating to gold and silver as an in-kind credit. If Osisko has elected to receive the in-kind royalty, where precious metals are shipped in the form of dore, Osisko’s account shall be credited with 5% of the refined gold and 5% of the refined silver credited as soon as practicable and in any event no later than five (5) business days after the refined gold or refined silver is credited, subject to further adjustment. For 2014 and 2015, Osisko has elected to receive the Canadian Malartic NSR in-kind.

Osisko has the right to inspect the CM Properties and to inspect and audit books and records upon 20 days’ prior notice to Canadian Malartic GP. Canadian Malartic GP is required to deliver to Osisko an annual forecast report.

If Canadian Malartic GP intends to abandon any portion of the CM Properties, Osisko can elect to have such portion conveyed to it, subject to the satisfaction of certain conditions.

Canadian Malartic GP is required pay Osisko a C$0.40 per tonne milling fee in respect of ore milled at the CM Properties after June 16, 2021 that is not produced from the CM Properties provided no fee is payable in respect of any tonnes of ore milled in excess of 65,000 tonnes per day.

Osisko may assign all of its rights in the Canadian Malartic NSR without the prior consent of Canadian Malartic GP. Canadian Malartic GP may not assign or otherwise convey the CM Properties unless certain conditions are satisfied.

A deed of hypothec was entered into hypothecating the CM Properties in favour of Osisko and securing payment of the Canadian Malartic NSR subject to certain terms and conditions. The hypothec is first-ranking subject to, among other things, security existing at the time of execution of the Canadian Malartic NSR Agreement. The Canadian Malartic NSR Agreement has been published at the Québec Public Register of Real and Immovable Mining Rights.

The Canadian Exploration Properties NSR Agreement

Pursuant to the net smelter return royalty agreement dated June 16, 2014 between Osisko and Old Osisko (the “Canadian Exploration Properties NSR Agreement”), Osisko holds in the properties (the “CEP Properties”) subject to the Canadian Exploration Properties NSR (which include the two advanced exploration projects, Hammond Reef and Upper Beaver located in Ontario, Canada) a real right in the CEP Properties (and the associated ores, minerals and mineral resources and by-products thereof which may be extracted from the CEP Properties) and Old Osisko has agreed to pay Osisko a royalty equal to 2% of the net smelter return (as defined in the Canadian Exploration Properties NSR Agreement) from production of metals, ores and other materials recovered from the CEP Properties (the “Canadian Exploration Properties NSR”). The term of the Canadian Exploration Properties NSR Agreement is perpetual.

The Canadian Exploration Properties NSR is payable quarterly and all payments pursuant to the Canadian Exploration Properties NSR to be paid in cash must be paid in United States dollars. Prior to the commencement of each fiscal year, Osisko may elect to receive payment of the Canadian Exploration Properties NSR for such fiscal year to the extent relating to gold and silver as an in-kind credit. If Osisko has elected to receive the in-kind royalty, where precious metals are shipped in the form of dore, Osisko’s account shall be credited with 2% of the refined gold and 2% of the refined silver credited to the owner as soon as practicable and in any event no later than five (5) business days after the refined gold or refined silver is credited, subject to further adjustment. No payment or credit in respect of the Canadian Exploration Properties NSR may be made to Osisko in respect of products produced from the Kinross NSR Properties until the royalty payable pursuant to the Kinross NSR Agreement has been paid in full for the relevant time period.

Osisko has the right to inspect the CEP Properties and to inspect and audit books and records upon 20 days’ prior notice to Old Osisko. Old Osisko is required to deliver to Osisko an annual forecast report.

If Old Osisko intends to abandon any portion of the CEP Properties, Osisko can elect to have such portion conveyed to it, subject to the satisfaction of certain conditions.

Osisko may assign all of its rights in the Canadian Exploration Properties NSR without the prior consent of Old Osisko. Old Osisko may not assign or otherwise convey the CEP Properties unless certain conditions are satisfied.

Recent Developments (2014-2015)

Falco Resources Ltd.

On August 28, 2014, Osisko entered into a share purchase agreement with QMX Gold Corporation to acquire 1,488,990 common shares of Falco Resources Ltd. (“Falco”) for an aggregate purchase price of $670,045 ($0.45 per share), representing approximately 2.04% of the issued and outstanding common shares of Falco. In addition, Osisko acquired, subject to the policies of the TSX Venture Exchange, an additional 1,218,265 common shares of Falco that are subject to an escrow agreement for an aggregate purchase price of $328,931 ($0.27 per share). On September 12, 2014, in connection with the transaction, Falco appointed Sean Roosen, the Chair and CEO of Osisko, as Chair of Falco.

NioGold Mining Corporation

On August 29, 2014, Osisko completed a non-brokered private placement to acquire 14,000,000 flow-through common shares of NioGold Mining Corporation (“NioGold”) at a price of $0.35 per share. Upon closing of the transaction, Osisko owned 23,598,500 common shares of NioGold, or approximately 19.5% of NioGold’s issued and outstanding common shares. In addition, Osisko completed the purchase of the rights held by NioGold to repurchase half of the existing net smelter return royalties on the Marban block and Malartic Hygrade-NSM block for an aggregate purchase price $150,000. Such rights include the right to repurchase (a) for the price of $1,000,000: (i) 0.25% NSR on the Marban claims, (ii) 0.5% NSR on the First Canadian claims and (iii) 1.0% NSR on the Norlartic claims; and (b) for the price of $1,000,000, 1.0% NSR on the Malartic Hygrade-NSM claims.

On October 30, 2014, Sean Roosen (Chair and Chief Executive Officer of Osisko) and Bryan A. Coates (President of Osisko) were elected as directors of NioGold.

Quarterly Dividend Program

On November 17, 2014, Osisko announced that the Osisko Board approved the initiation of Osisko’s quarterly dividend program. The first quarterly dividend of $0.03 per Osisko Share was paid on January 15, 2015 to Osisko Shareholders of record as of the close of business on December 31, 2014.

The Osisko Board has determined that the current level of quarterly dividend is appropriate based on Osisko’s current earnings and financial requirements for the Osisko’s operations. The dividend is currently expected to remain at this level subject to the Osisko Board’s ongoing assessment of Osisko’s future requirements, financial performance, liquidity, outlook and other factors that the Osisko Board may deem relevant. The payment of each quarterly dividend will remain subject to declaration of that dividend by the Osisko Board. See “Risk Factors - Payment of Dividends”.

Normal Course Issuer Bid

On November 17, 2014, Osisko announced its intention to commence a normal course issuer bid (the “Osisko NCIB”) to purchase for cancellation, from time to time, up to the greater of (i) 5% of the issued and outstanding Osisko Shares, and (ii) 10% of the “public float” (as that term is defined in the TSX Company Manual) over a twelve-month period, subject to TSX approval. On November 28, 2014, following TSX approval, Osisko announced the commencement of the Osisko NCIB pursuant to which Osisko may acquire up to 4,842,676 Osisko Shares from time to time in accordance with the normal course issuer bid procedures of the TSX, representing approximately 10% of the “public float” (as that term is defined in the TSX Company Manual). Repurchases under the Osisko NCIB commenced on December 2, 2014 and will terminate on December 1, 2015 or on such earlier date as the Osisko NCIB is complete. The Osisko Board initiated the Osisko NCIB in accordance with their belief that, from time to time, the underlying value of Osisko may not be reflected in the market price of the Osisko Shares.

All purchases and payments of Osisko Shares through the Osisko NCIB are being made through the facilities of the TSX in accordance with its rules. Daily purchases are limited to 70,517 Osisko Shares, other than block purchase exemptions, being 25% of the average daily trading volume of the Osisko Shares on the TSX, being 282,068 Osisko Shares, since the Osisko Shares began trading on the TSX. The price that Osisko may pay for any Osisko Shares purchased under the Osisko NCIB will be the prevailing market price at the time of purchase and any Osisko Shares purchased by Osisko will be cancelled.

As of November 26, 2014, there were approximately 50,694,832 Osisko Shares issued and outstanding. The 4,842,676 Osisko Shares that are authorized to be repurchased under the Osisko NCIB represent 10% of the public float and approximately 9.6% of the issued and outstanding Osisko Shares as at November 26, 2014.

As at February 18, 2015, no Osisko Shares have been purchased by Osisko pursuant to the Osisko NCIB.

$100 Million Revolving Credit Facility

On November 21, 2014, Osisko entered into a $100 million revolving credit facility agreement with National Bank of Canada to obtain a revolving credit facility to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The facility may be increased by $50 million at Osisko’s request. The revolving credit facility is secured by Osisko’s assets and has a two-year term, which can be extended by one year on each anniversary. The facility is subject to initial standby fees of 0.30% . Drawn funds with base and prime rate advances will bear interest at a base/prime rate plus between 0.50% and 2.50% and LIBOR loans will bear interest at LIBOR plus between 1.50% and 3.50% depending on Osisko’s leverage ratio.

Appointment of Ms Françoise Bertrand

On November 24, 2014, Osisko announced the appointment of Ms Françoise Bertrand as the sixth member of the Osisko Board, filling the vacancy on the Osisko Board resulting from the passing of Mr. Marcel Côté in May 2014.

Highland Transaction

On December 16, 2014, Osisko announced the closing of a transaction (the “Highland Transaction”) with Highland Copper Company Inc. (“Highland”) whereby Osisko has provided Highland with a C$10 million secured loan in exchange for, among other things, a 3% sliding-scale NSR royalty option on all metals produced from the White Pine North project to be acquired by Highland. Under the Highland Transaction, Highland also granted Osisko an exclusive option to purchase a 100% silver NSR royalty on all future silver production from Highland’s White Pine North and Copperwood Projects (collectively, the “Michigan Projects”).

Under the terms of the Highland Transaction, Osisko has provided Highland with a C$10 million loan, secured against all of Highland’s assets (the “Secured Loan”), until the earlier of such time that Highland completes its acquisition of the White Pine North project, or December 31, 2015. Upon Highland completing its acquisition of the White Pine North project, the Secured Loan may be assigned, at Osisko’s discretion, to Highland in exchange for a 3% sliding-scale NSR royalty on all metals from the White Pine North project (the “White Pine North Royalty”). The White Pine North Royalty has a base rate 3% NSR and increases by 0.01% NSR for every $0.01 increase in the copper price above $3.00 per pound.

Additionally, Osisko has been granted an option to purchase a 100% silver NSR royalty on the Michigan Projects (the “Silver Royalty”) for future cash consideration of US$26 million should Osisko exercise its exclusive option to acquire the Silver Royalty. At its sole discretion, Osisko may elect to purchase the Silver Royalty within 60 days following the delivery by Highland of a feasibility study on the Michigan Projects.

Osisko will have the right to nominate one director to the Highland board following the completion of the Secured Loan. Osisko has the right to nominate one additional director to the Highland board upon exercise of the Silver Royalty option.

Virginia Arrangement

On November 16, 2014, Osisko entered into the Virginia Arrangement Agreement with Virginia and SubCo, a wholly-owned subsidiary of Osisko.

On November 16, 2014, Osisko and Virginia entered into binding subscription agreements with la Caisse de dépôt et placement du Québec (“CDPQ”) and le Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds FTQ”) for private placements of Osisko Shares and Virginia Shares. Together, the CDPQ and the Fonds FTQ subscribed for 2,794,411 Osisko Shares at a price of $15.03 per Osisko Share for aggregate gross proceeds of approximately $42 million. In addition, the CDPQ and the Fonds FTQ together subscribed for 2,024,583 Virginia Shares at a price of $13.83 per Virginia Share for aggregate gross proceeds of approximately $28 million. On November 26, 2014, following TSX approval, the private placements closed.

On November 16, 2014, Osisko entered into a share purchase agreement with a certain shareholder of Virginia to acquire, in the aggregate, 2,387,616 Virginia Shares for consideration of $14.19 per Virginia Share, satisfied by the delivery of 0.92 Osisko Shares for each Virginia Share. The acquisition of such Virginia Shares was completed on December 1, 2014. The 2,387,616 Virginia Shares acquired by Osisko under such share purchase agreement represented approximately 6.7% of the issued and outstanding Virginia Shares.

On November 25, 2014, Osisko acquired beneficial ownership of an additional 1,000,000 Virginia Shares at a price of $13.00 per Virginia Share and, on November 28, 2014, Osisko acquired beneficial ownership of an additional 175,000 Virginia Shares. Osisko acquired these 1,175,000 Virginia Shares through the facilities of the TSX.

On January 12, 2015, all resolutions in connection with the Virginia Arrangement were approved at the special meetings of shareholders of Virginia (the “Virginia Meeting”) and of Osisko (the “Osisko Meeting”). At the Virginia Meeting, the special resolution authorizing the Virginia Arrangement was approved by 99.36% of the Virginia Shareholders present in person or represented by proxy, which were representing 77.60% of all issued and outstanding Virginia Shares. At the Osisko Meeting, the ordinary resolution authorizing the maximum number of Osisko Shares issuable in connection with the Virginia Arrangement was approved by 99.91% of the Osisko Shareholders present in person or represented by proxy, which were representing 80% of all issued and outstanding Osisko Shares.

On January 15, 2015, Virginia received final approval of the Superior Court of Québec for the Virginia Arrangement.

Commencing at 12:01 a.m. (the “Effective Time”) on February 17, 2015 (the “Effective Date”), all transactions contemplated under the Virginia Arrangement closed and the following events occurred and were deemed to occur in the following sequence:

(a)

the rights issued under the Virginia Rights Plan were cancelled, without any payment or other consideration to the Virginia Shareholders, and the Virginia Rights Plan was terminated and ceased to have any further force or effect;

(b)

each Virginia Share held by a Virginia Shareholder (other than Osisko) was transferred by the holder thereof to Osisko in exchange for the Virginia Arrangement Consideration, free and clear of any liens, claims or Encumbrances, subject the Virginia Plan of Arrangement;

(c)

each Virginia Option outstanding immediately prior to the Effective Time, whether or not vested, was exchanged for an option (each a “Replacement Osisko Option”) to acquire from Osisko the number of Osisko Shares equal to the product obtained when: (A) the number of Virginia Shares subject to such Virginia Option immediately prior to the Effective Time; is multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Osisko Share on any particular exercise of Replacement Osisko Options, then the number of Osisko Shares otherwise issued shall be rounded down to the nearest whole number of Osisko Shares. The exercise price per Osisko Share subject to a Replacement Osisko Option shall be an amount equal to the quotient obtained when: (A) the exercise price per Virginia Share subject to each such Virginia Option immediately before the Effective Time; is divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Osisko Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Virginia Option for a Replacement Osisko Option. Therefore, in the event that the Replacement Osisko Option In-The-Money Amount in respect of a Replacement Osisko Option exceeds the Virginia Option In-The-Money Amount in respect of the Virginia Option, the number of Osisko Shares which may be acquired on exercise of the Replacement Osisko Option at and after the Effective Time will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the Replacement Osisko Option In-The-Money Amount in respect of the Replacement Osisko Option does not exceed the Virginia Option In-The-Money Amount in respect of the Virginia Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. Except as set out above, each Replacement Osisko Option shall continue to be governed by and be subject to the terms of the Virginia Stock Option Plan and the agreement evidencing the grant of such Virginia Option (in each case as amended by the Virginia Board) with respect to all other terms and conditions;

(d)

The exchange rights agreement dated January 31, 2014 (the “Coulon Exchange Rights Agreement”) was amended so that, a Coulon Shareholder shall, upon exercise of such Coulon Shareholder’s exchange rights thereunder (the “Coulon Exchange Right”) in accordance with the terms and conditions of the Coulon Exchange Rights Agreement, no longer be entitled to receive Virginia Shares and shall instead be entitled to receive from Osisko such number of Osisko Shares (rounded to the nearest whole number with half of an Osisko Share rounded upwards) calculated in accordance with the formula set out in the Virginia Plan of Arrangement;

(e)	Virginia and SubCo amalgamated to form MergeCo, under the name “Osisko Exploration James Bay Inc. /Exploration Osisko - Baie James Inc.”;

(f)	upon the amalgamation of Virginia and SubCo:

(i)	each SubCo Share held by Osisko immediately prior to the amalgamation was exchanged for one MergeCo Share;

(ii)	each Virginia Share held by Osisko immediately prior to the amalgamation was exchanged for one MergeCo Share;

(iii)

an amount was added to the stated capital account maintained in respect of the MergeCo Shares equal to the sum of the aggregate stated capital of the issued and outstanding Virginia Shares and SubCo Shares, in each case determined immediately prior to the amalgamation of Virginia and SubCo;

(g)	from and after the time of the amalgamation of Virginia and SubCo:

(i)

MergeCo owns and holds all of the property of Virginia and SubCo and, without limiting the provisions of the Virginia Plan of Arrangement, all rights of creditors or others will be unimpaired by such amalgamation, and all liabilities and obligations of Virginia and SubCo, whether arising by contract or otherwise, may be enforced against MergeCo to the same extent as if such liabilities and obligations had been incurred or contracted by it;

(ii)	MergeCo will be liable for all of the liabilities and obligations of Virginia and SubCo;

(iii)

all rights, contracts, permits and interests of Virginia and SubCo will be rights, contracts, permits and interests of MergeCo as if Virginia and SubCo continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Virginia or SubCo under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	any civil, criminal or administrative action or proceeding pending by or against either SubCo or Virginia will be continued by or against MergeCo;

(vi)	a conviction against, or ruling, order or judgment in favour of or against either SubCo or Virginia may be enforced by or against MergeCo;

(vii)	MergeCo shall be authorized to issue an unlimited number of common shares without par value;

(h)	the articles of MergeCo are substantially in the form of Virginia’s articles; and

(i)	the first directors of MergeCo following the amalgamation are André Gaumond, Mario Jacob, André Lemire, Claude St-Jacques, Sean Roosen, Bryan A. Coates and John F. Burzynski.

Consequently, on February 17, 2015, in connection with the closing of the Virginia Arrangement:

(i)	29,964,240 Osisko Shares were issued to Virginia Shareholders (other than Osisko) in exchange for their Virginia Shares;

(ii)	the outstanding Virginia Options were exchanged for 1,695,770 Replacement Osisko Options; and

(iii)	up to 7,611,937 Osisko Shares issuable upon the exercise of the Coulon Exchange Rights were reserved for issuance.

In addition, in connection with the closing of the Virginia Arrangement, André Gaumond and Pierre Labbé were nominated as directors of Osisko.

Update on the Éléonore Project

Pursuant to the Éléonore NSR Agreement, Osisko Exploration James Bay holds a perpetual production royalty calculated on the NSRs from all production from the Éléonore Project. The percentage applicable for gold is (a) set at 2.0% on the first three million ounces of gold; (b) increases by 0.25% per million ounces thereafter; (c) is subject to a 10% increase if the spot gold price is above US$500 per ounce; and (d) will not be higher than 3.5% (see “Material Mineral Project – the Éléonore NSR”).

In February 2014, Goldcorp (“Goldcorp”) provided an update on the Éléonore project’s gold resources, established at 19.3 million tonnes @ 6.49 g/t Au (4.03 M oz) in the probable reserves category, representing a 33% increase in reserves compared to the previous estimate and at 13.25 million tonnes @ 9.63 g/t Au (4.1 M oz) in the inferred resources category. The overall surface construction had reached 69% and the first gold production was still on track for the fourth quarter of 2014 and was expected to be between 40,000 and 60,000 ounces for the year. The exploration ramp had reached over 4,300 metres in length while the main shaft reached more than 700 metres down to a predicted depth of 1,500 metres.

On October 2, 2014, Goldcorp announced that an initial dore bar was poured containing an estimated 70 ounces of gold recovered from the gravity circuit.

On January 12, 2015, Goldcorp stated that production for 2015 is expected to be between 290,000 and 330,000 gold ounces. Goldcorp expects to reach commercial production by the end of the first quarter of 2015 following the resolution of minor design and operating issues with the tailings filter press system, which have significantly impacted filter cloth life. The ramp-up from 3,500 tonnes per day to the design throughput of 7,000 tonnes per day remains on track for the first half of 2018. The production shaft reached a depth of 1,106 metres at the end of 2014, with the access ramp at over 5,556 metres in length, corresponding to a depth of approximately 865 metres below surface. Exploration drilling during 2015 will focus on expanding reserves in the lower portion of the mine.

$200 Million Bought Deal Private Placement

On January 21, 2015, Osisko announced that it has entered into an agreement with a syndicate of underwriters, co-led by Macquarie Capital Markets Canada Ltd. and RBC Dominion Securities Inc. (the “Underwriters”), pursuant to which the Underwriters have agreed to buy on a bought deal private placement basis, 10,960,000 special warrants of Osisko (the “Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200,020,000. Each Special Warrant entitles the holder to acquire, for no additional consideration, one (1) unit (a “Unit”) of Osisko, with each Unit comprised of one (1) Osisko Share and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”) of Osisko. The Special Warrants will be exercisable by the holders thereof at any time after the Bought Deal Closing Date (as hereinafter defined) for no additional consideration and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) the date that is four months and a day following the Bought Deal Closing Date, and (b) the third business day after a receipt is issued for a (final) prospectus by the Securities Authorities in each of the Provinces of Canada where the Special Warrants are sold (the “Qualifying Provinces”) qualifying the Osisko Shares to be issued upon the exercise or deemed exercise of the Special Warrants (the “Final Qualification Prospectus”).

Osisko shall use reasonable commercial efforts to obtain the Final Qualification Prospectus by the date that is 60 days from the Bought Deal Closing Date (the “Penalty Date”). If Osisko fails to qualify the Osisko Shares for issuance in the Qualifying Provinces by the Penalty Date, the holders of Special Warrants will be entitled to receive 1.1 Osisko Shares and 0.55 of a Warrant without further payment on the part of the holder.

Each full Warrant will entitle the holder thereof to purchase one Osisko Share at a price of $36.50 per Osisko Share, for a period of 84 months following the Bought Deal Closing Date.

The offering closed on February 18, 2015 (the “Bought Deal Closing Date”).

Significant Acquisitions

Osisko has not completed any significant acquisition during its most recently completed financial year and for which disclosure is required under Part 8 of NI 51-102.

The Virginia Arrangement, described under the heading “General Development of Osisko’s Business – Recent developments (2014-2015)”, closed during the current financial year and constitutes a significant acquisition for which Osisko has filed on SEDAR a Business Acquisition Report as required under Part 8 of NI-102.

DESCRIPTION OF BUSINESS

General

Osisko’s primary business focus is as an intermediate mining royalty and exploration company with two world-class Canadian gold royalty assets.

Osisko’s cornerstone assets are the Canadian Malartic NSR and the Éléonore NSR.

Osisko also owns 2% NSR royalties in two advanced exploration projects, Hammond Reef and Upper Beaver located in Ontario, Canada, as well as a 2% NSR royalty on other Canadian properties.

In addition, Osisko owns exploration properties on the Guerrero belt in Guerrero, Mexico and in the USA, and a large area of mining claims in Northern Québec through its wholly-owned subsidiary Osisko Exploration James Bay.

Osisko’s cash, cash equivalent resources and investments (fair value of publicly traded companies) amounts to over $445 million. Osisko’s assets also includes some equity interests.

Osisko currently operates a small organization. As of February 18, 2015, the Combined Corporation has 39 full-time employees and 5 part-time contractors. As such, the Combined Corporation is dependent upon the continued availability and commitment of its key management, whose contributions to its immediate and future operations are of significant importance. From time to time, the Combined Corporation may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

Osisko’s objective is to become a leading intermediate royalty corporation and to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of high-quality royalties and streams, and by returning capital to its shareholders by dividend payments and opportunistic share buy-backs. Osisko believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and optionality of reserve growth and new discoveries and pursuing exploration and eventually development activities on its properties. Osisko will remain focused on high quality gold assets located in favourable jurisdictions, as these assets will support a premium valuation in the marketplace, but will continually evaluate all opportunities in all commodities and jurisdictions. Given that a core aspect of Osisko’s business is the ability to compete for investment opportunities, Osisko will aim to maintain a strong balance sheet and ability to deploy capital.

Material Mineral Projects

Osisko considers the Canadian Malartic NSR and the Éléonore NSR to be currently its only material mineral projects for the purposes of NI 43-101. Osisko will continue to assess the materiality of its assets as new assets are acquired or eventually move into production.

The following chart depicts Osisko’s interest in its material mineral projects for the purposes of NI 43-101: the Canadian Malartic NSR and the Éléonore NSR.

RISK FACTORS

Risk Factors

An investment in Osisko Shares, as well as in Osisko’s prospects, is speculative due to the risk nature of its business and the present stage of its development. Shareholders of Osisko may lose their entire investment. The risks described below are not the only ones facing Osisko. Additional risks not currently known to Osisko, or that Osisko currently deems immaterial, may also impair Osisko’s operations. If any of the following risks actually occur, Osisko’s business, financial condition and operating results could be adversely affected.

In evaluating Osisko and its business, the readers should carefully consider the risk factors which follow. These risk factors may not be a definitive list of all risk factors associated with an investment in Osisko or in connection with the business and operations of Osisko.

Risk Factors related to Operations

Osisko has a limited history of operations and earnings

An investment in Osisko is considered speculative primarily due to the nature of Osisko’s business. Osisko has a limited history of performance and earnings, and there is no assurance that certain of its royalty or property interests or other assets will generate earnings, operate profitably or provide a return on investment in the future. The likelihood of success of Osisko must also be considered in light of the challenges, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business.

Risks related to mining operations

Mining operations involve significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Thus, Osisko’s business might be impacted by such risks inherent to mining operations and is dependent, among other things, on mining operations conducted by third parties.

Osisko has little or no control over mining operations in which it only holds a royalty interest

Osisko has few or no contractual rights relating to the operation or development of mines in which it only holds a royalty interest. Osisko may not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the mines shut down or discontinue their operations on a temporary or permanent basis. Certain of these properties may not commence production within the time frames anticipated, if at all, and there can be no assurance that the gold production, if any, from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the mines or their successors may decide to suspend or discontinue operations. Osisko is subject to the risks that the mines shut down on a temporary or permanent basis due to issues including, but not limited to, economic, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, community relations and other risks. These issues are common in the mining industry and can occur frequently.

Osisko has limited access to data regarding the operation of mines in which it only has a royalty interest

As a royalty holder, Osisko does not serve as the mine’s operator and has little or no input into how the operations are conducted. As such, Osisko has varying access to data on the operations or to the actual properties themselves. This could affect its ability to assess the value of the royalty interest or enhance the royalty’s performance. It is difficult or impossible for Osisko to ensure that the properties are operated in its best interest. Osisko’s royalty payments may be calculated by the royalty payors in a manner different from Osisko’s projections. Osisko does, however, have rights of audit with respect to such royalty interests.

Osisko is dependent on the payment/delivery of royalties by the owners and operators of certain properties and any delay in or failure of such royalty payments will affect the revenues generated by Osisko’s asset portfolio

Royalty and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty and other interests do not abide by their contractual obligations, Osisko would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. While any proceedings or actions are pending, or if any decision is determined adversely to Osisko, such litigation may have a material adverse effect on Osisko’s profitability, results of operations and financial condition.

In addition, Osisko is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty properties. Payments and/or deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments and/or deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the royalty properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Osisko’s rights to payment and/or delivery under the royalties must, in most cases, be enforced by contract without the protection of a security interest over property that Osisko could readily liquidate. This inhibits Osisko’s ability to collect outstanding royalties upon a default. In the event of a bankruptcy of an operator or owner, Osisko may have a limited prospect for full recovery of revenue. Failure to receive any payments and/or deliveries from the owners and operators of the relevant properties may result in a material and adverse effect on Osisko’s profitability, results of operation and financial condition.

Osisko may acquire royalty interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered or developed

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where Osisko holds royalties.

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, Osisko intends to only hold royalty interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

Osisko faces competition for royalty interest acquisitions and the mining industry is competitive at all of its stages

Many companies are engaged in the search for and the acquisition of mineral interests, and there is a limited supply of desirable mineral interests. The mineral exploration business is competitive in all phases. Many companies are engaged in the acquisition of mining interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. Osisko may be at a competitive disadvantage in acquiring interests in these natural resource properties, whether by way of royalty, stream or other form of investment, as many competitors have greater financial resources and technical staffs. There can be no assurance that Osisko will be able to compete successfully against other companies in acquiring new natural resource properties and royalty interests. In addition Osisko may be unable to acquire royalties at acceptable valuations and on terms it considers to be acceptable. Osisko’s inability to acquire additional royalty interests and other investments in mineral properties may result in a material and adverse effect on Osisko’s profitability, results of operation and financial condition.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of ore. Factors beyond the control of Osisko may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Osisko not receiving any future royalty payments.

Royalty acquisitions contemplated by Osisko may require third party approvals

Osisko may intend to enter into agreements to acquire royalty interests that require the consent or approval of third parties in order to complete the contemplated acquisition. There can be no assurance that such third parties, which may include shareholders of the entity disposing of the royalty interests, regulatory bodies or entities with an interest in the applicable property or others, will provide the required approval or consent in a timely manner, or at all. Failure to complete royalty acquisitions may result in a material adverse effect on Osisko’s profitability, results of operation and financial condition.

Osisko’s royalty interests are affected by fluctuations in metal and mineral prices

Metal and mineral prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties on which Osisko holds royalty interests are influenced by numerous factors beyond the control of Osisko.

The properties on which Osisko holds royalty interests will be subject to exploration and mining risks

Osisko seeks to acquire royalty interests in mineral properties from companies that have advanced staged development projects or operating mines. Royalties are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of Osisko’s operations will be in part directly related to the cost and ultimate success of the operating mines in which Osisko has a royalty interest, which may be affected by a number of factors beyond Osisko’s control.

Operating a producing mine involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Osisko has a direct or indirect interest are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves, any of which could result in work stoppages, damage to property, and possible environmental damage.

Hazards such as unusual or unexpected geological formations and other conditions such as formation pressures, fire, power outages, flooding, explorations, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are involved in mineral exploration, development and operation. Operating companies which operate on properties on which Osisko has a royalty interest may become subject to liability for pollution, cave-ins or hazards against which they cannot insure or against which they may elect not to insure. The payment of such liabilities may have a material, adverse effect on the financial position of such operating companies, and in turn, may have a material adverse effect on the financial position of Osisko.

In addition, labour disruptions are a hazard to mineral exploration, development and operation. There is always a risk that strikes or other types of conflict with unions or employees may occur at any one of the properties on which Osisko may hold a royalty interest. Although it is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future, labour disruptions could have a material adverse effect on the results of operations of the mineral properties in which Osisko may hold an interest.

Royalties are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down with a material, adverse effect on that company's financial position, and in turn, may have a material adverse effect on the financial position of Osisko.

The properties on which Osisko holds royalty interests may require permits and licenses

The properties on which Osisko holds royalty interests, including the mine operations, may require licenses and permits from various governmental authorities. There can be no assurance that the operator of any given project will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations.

The registration of royalty interests may not protect Osisko’s interests

The right to record or register royalties in various registries or mining recorders offices may not necessarily provide any protection to the royalty holder. Accordingly, the royalty holder may be subject to risk from third parties.

The properties on which Osisko holds royalty interests may be the subject of litigation

Potential litigation may arise on a property on which Osisko holds a royalty (for example litigation between joint venture partners or original property owners). As a royalty holder, Osisko will not generally have any influence on the litigation nor will it generally have access to data.

Disputes may arise over the existence, validity, enforceability and geographic extent of royalty interests

Royalty interests are subject to title and other defects and contest by operators of mining projects and holders of mining rights, and these risks may be difficult to identify. While Osisko seeks to confirm the existence, validity, enforceability and geographic extent of the royalties it holds, there can be no assurance that disputes over these and other matters will not arise.

Any acquisitions or joint ventures would be accompanied by risks

Osisko may evaluate from time to time opportunities to acquire and joint venture mining assets and businesses. These acquisitions and joint ventures may be significant in size, may change the scale of Osisko’s business and may expose it to new geographic, political, operating, financial and geological risks. Osisko’s success in its acquisition and joint venture activities will depend on its ability to identify suitable acquisition and joint venture candidates and partners, acquire or joint venture them on acceptable terms and integrate their operations successfully with those of Osisko. Any acquisitions or joint ventures would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Osisko’s ongoing business; the inability of management to maximize the financial and strategic position of Osisko through the successful incorporation of acquired assets and businesses or joint ventures; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of Osisko’s present shareholders or of its interests in its subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant earning or other interests to a joint venture partner; and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that Osisko would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Additional financing may result in dilution

Osisko may require additional funds to further its activities. To obtain such funds, Osisko may sell additional securities including, but not limited to, the Osisko Shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of Osisko Shareholders.

There can be no assurance that Osisko will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Payment of Dividends

Any decisions to pay dividends on the Osisko Shares is, subject to the discretion of the Osisko Board, based on, among other things, Osisko’s earnings, financial requirements for Osisko’s operations, the satisfaction of applicable solvency tests for the declaration and payment of dividends and other conditions existing from time to time, including the completion of a material acquisition by Osisko. As a result, no assurance can be given as to whether Osisko will declare and pay dividends in the future, or the frequency or amount of any such dividend.

Mineral resource and mineral reserve estimates have inherent uncertainty

Mineral resource and mineral reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While Osisko believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which Osisko holds a direct interest or a royalty interest reflect best estimates performed by or on behalf of the owner of such properties, the estimating of mineral resources and mineral reserve is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources and mineral reserves exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

Factors beyond the control of Osisko

The potential profitability of mineral properties is dependent upon many factors beyond Osisko’s control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Osisko cannot predict and are beyond Osisko’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Osisko.

Osisko is subject to significant governmental regulations

Osisko’s exploration activities are subject to extensive federal, provincial and local laws and regulations governing various matters, including: environmental protection; management and use of toxic substances and explosives; management of natural resources; exploration of mineral properties; exports; price controls; taxation; labour standards and occupational health and safety, including mine safety; and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. Osisko may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of Osisko’s activities and delays in the exploration of properties.

Some of Osisko’s directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies

Some of the persons who are directors and officers of Osisko are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Osisko may miss the opportunity to participate in certain transactions, which may have a material adverse effect on Osisko’s financial position.

Osisko may experience difficulty attracting and retaining qualified management to grow its business, which could have a material adverse effect on Osisko’s business and financial condition

Osisko is dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on Osisko’s business and financial condition. Further, while certain of Osisko’s officers and directors have experience in the exploration of mineral producing properties, Osisko remains highly dependent upon contractors and third parties in the performance of their exploration and development activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of Osisko or be available upon commercially acceptable terms.

Osisko may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Such risk and hazards might impact Osisko’s business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, Osisko’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. Osisko may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Osisko.

Environmental risks and hazards

Osisko is subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Osisko’s operations. Environmental hazards may exist on the properties which are unknown to Osisko at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

There can be no assurance of title to property

There may be challenges to title to the mineral properties in which Osisko holds an interest. If there are title defects with respect to any such properties, Osisko might be required to compensate other persons or perhaps reduce its interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and development programs.

There may be amendments to laws

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Osisko and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Foreign countries and regulatory requirements

Osisko has investments in properties and projects located in foreign countries, including the United States of America and Mexico. The carrying values of these properties and Osisko’s ability to advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty might exist in such countries. These risks may limit or disrupt Osisko’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which Osisko has operations or assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policy that alter laws regulating the mining industry could have a material adverse effect on Osisko. There can be no assurance that Osisko’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In addition, in the event of a dispute arising from foreign operations, Osisko may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Osisko also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for Osisko to accurately predict such developments or changes in laws or policy or to the extent to which any such developments or changes may have a material adverse effect on Osisko’s operations.

Foreign operation risk

Osisko conducts some of its operations in foreign jurisdictions through foreign subsidiaries and substantially all of Osisko’s assets in Mexico and the United States of America are held through such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entity could restrict Osisko’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Osisko’s valuation and stock price.

Influence of third party stakeholders

The lands in which Osisko holds an interest, or the exploration equipment and roads or other means of access which Osisko utilizes or intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, Osisko’s work programs may be delayed even if such claims are not meritorious. Such delays may result in significant financial loss and loss of opportunity for Osisko.

Fluctuation in market value of Osisko Shares

The market price of the Osisko Shares is affected by many variables not directly related to the corporate performance of Osisko, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of Osisko Shares in the future cannot be predicted.

Risks relating to the Virginia Arrangement

Osisko may be unable to successfully integrate the businesses of Osisko and Virginia and realize the anticipated benefits of the Virginia Arrangement

Osisko and Virginia completed the Virginia Arrangement to strengthen the position of each entity in the gold royalty, and mining exploration industry and to create the opportunity to realize certain benefits. Achieving the benefits of the Virginia Arrangement depends in part on the ability of the Combined Corporation to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Osisko and Virginia.

There are risks related to the integration of the existing businesses of Osisko and Virginia

The ability to realize the benefits of the Virginia Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of the Combined Corporation following completion of the Virginia Arrangement, and from operational matters during this process.

The issuance of a significant number of Osisko Shares could adversely affect the market price of Osisko Shares

Under the Virginia Arrangement, a significant number of additional Osisko Shares was issued and became available for trading in the public market. The increase in the number of Osisko Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Osisko Shares.

Former Virginia Shareholders will have the ability to significantly influence certain corporate actions of Osisko

Former Virginia Shareholders will be in a position to exercise significant influence over all matters requiring shareholder approval, including the election of directors, determination of significant corporate actions, amendments to Osisko’s articles of incorporation and the approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders. Although there are no agreements or understandings between the Virginia Shareholders of which Osisko is aware as to voting, if they voted in concert they would exert significant influence over Osisko.

MATERIAL MINERAL PROJECT – THE CANADIAN MALARTIC PROPERTIES NSR

Pursuant to the terms of the Canadian Malartic NSR Agreement, Osisko holds the Canadian Malartic NSR, which royalty was granted by Canadian Malartic GP to Old Osisko, and subsequently contributed by Old Osisko to Osisko, all in connection with the Agnico-Yamana Arrangement. See “General Development of Osisko’s Business – The Agnico-Yamana Arrangement”. For more information regarding the Canadian Malartic NSR Agreement, see “General Development of Osisko’s Business – The Canadian Malartic NSR Agreement”.

Unless otherwise stated, the information, tables and figures that follow relating to the Canadian Malartic Property has been derived from a technical report (the “Canadian Malartic Report”) on the Canadian Malartic Property titled “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014 and with an effective date of June 16, 2014. The Canadian Malartic Report may be reviewed under each of Agnico-Eagle’s and Yamana’s issuer profiles on SEDAR at www.sedar.com.

The technical information contained in this section has been reviewed and approved by John Burzynski, P. Geo., who is a “qualified person” for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Canadian Malartic Report. The Canadian Malartic Report is not and shall not be deemed to be incorporated by reference in this Annual Information Form. For greater certainty, it should be noted that economic and financial information reported in this section derives from the Canadian Malartic Report which reflects base case gold price and exchange rate assumptions of US$1,300 and C$/US$ 1.10 respectively.

Information Contained in this Section

Except where otherwise stated, the disclosure in this section relating to operations on the Canadian Malartic Property is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at February 18, 2015 (except where stated otherwise), and none of this information has been independently verified by Osisko. Specifically, as a royalty holder, Osisko has limited, if any, access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds royalty interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko’s royalty interest. Osisko’s royalty interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property.

Property Description and Location

The Canadian Malartic Property hosts the Canadian Malartic mine, Canada’s largest gold mine. The mine was commissioned just six years after the first exploration drill holes were completed in 2005. The first gold pour was in April 2011 and commercial production began in May 2011.

The Canadian Malartic Property is located in the province of Québec, Canada, approximately 25 km west of Val-d’Or and 80 km east of Rouyn-Noranda, on Highway 117. The property lies within the Municipality of Malartic. It straddles the townships of Fournière, Malartic and Surimau.

The Canadian Malartic Property represents the amalgamation of the East Amphi property of Richmont Mines Inc., the CHL Malartic property of Abitibi Royalties Inc. and Old Osisko, and the Canadian Malartic property of Old Osisko. The Canadian Malartic Property, other than the CHL Malartic property, is owned by Canadian Malartic GP. The CHL Malartic property is owned 70% by Canadian Malartic Corporation (formerly named Osisko Mining Corporation) and 30% by Abitibi Royalties Inc.

The Canadian Malartic Property consists of a contiguous block comprising 1 mining concession, 5 mining leases, and 208 mining claims covering an aggregate area of 8,735.9 hectares. The mining claims, mining leases and mining concession are all held, completely or partially, by Canadian Malartic GP.

Mining titles constituting the Canadian Malartic Property were acquired in stages between 2004 and 2014. Many of the mining titles of the property were map-staked by Old Osisko or its appointed intermediaries and are not subject to any encumbrances. Others were purchased outright from independent parties, without royalties or other obligations. Of the 208 mining titles constituting the Canadian Malartic Property, 101 were subject to agreements and encumbrances as presented in Appendix “2” to this Annual Information Form.

The current status of the environmental studies and environmental permitting are discussed under the heading “Mine Operations – Environment” below.

The current permitting status of the Canadian Malartic Property and the kinds of permits likely to be required to support project development are discussed under the heading “Mine Operations – Permitting” below.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The northern part of the Canadian Malartic Property can be accessed directly from Highway 117, a major east-west highway in northwestern Québec. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic Property. The Canadian Malartic Property is further accessible by a series of logging roads and trails. Malartic is also serviced by a rail-line which cuts through the middle of the town. The nearest large airport is located in Val-d’Or, about 25 km east of Malartic.

Climate

Mean annual temperature for the Val-d’Or/Malartic area is 1.2°C, with average daily temperatures ranging from -17.2°C in January to 17.2°C in July. The average total annual precipitation is 914 mm, peaking in September (102 mm) and at a minimum in February (40.5 mm). Snow falls between October and May, with most occurring between November and March. Peak snowfall occurs in December, averaging 610 mm, equivalent to 54 mm of water. Winds are generally from the south or southwest from June through January, and from the north or northwest from February through May. Average wind velocities are in the order of 11 to 14 km/h.

Local Resources and Infrastructure

The Canadian Malartic Property is located in the southern portion of the town of Malartic. The town has a population of about 3,500 people and hosts a variety of commercial establishments, including motels, restaurants, service suppliers, retailers and a community health clinic, as well as elementary and high schools. The city of Val-d’Or, some 25 km east of Malartic, hosts a large number of manufacturers and suppliers who serve the mining industry.

Skilled workers are available from the areas within an approximate 25 km radius of Malartic, specifically Cadillac to the west and Val-d’Or to the east, where a number of mines are still in operation.

The electrical power for the Canadian Malartic Property is supplied from the existing Hydro-Québec 120 kV Cadillac main substation. A 120 kV electrical transmission line approximately 19 km long was built. Power demand for the entire project is about 85.3 MW including all mill and mine support facilities.

Physiography

The Canadian Malartic Property is situated in the Abitibi lowlands and is relatively flat, consisting of plains with a few small hills. The topography on the property has altitudes ranging from 310 metres above sea level (“masl”) to 360 masl. Most of the area is sparsely wooded with secondary growth black spruce, larch and birch as the dominant species. The central, east-central and west-central parts of the property are cut by a number of small streams, generally oriented east-west and connecting bogs or swampy areas.

Overburden is characteristically a thin layer of till, typically only a few metres thick, with local surface development of organic-rich boggy material. Outcropping exposures of rock are rare to moderate, generally increasing towards the southern portion of the property and lithologies become harder and more resistant to erosion.

History

Prior to Old Osisko (1923-2003)

Gold was first discovered in the Malartic area in 1923 by the Gouldie Brothers at what is now designated the Gouldie Zone (Trudel et Sauvé, 1992). In 1925, a new showing was discovered and staked by an Ottawa-based prospecting syndicate, located about 1.6 km northwest of the Gouldie prospect. This property was sold to the newly-incorporated Malartic Gold Mines in 1927. Malartic Gold Mines undertook drilling, trenching and limited underground development on the deposit until 1929, when the project was suspended with the onset of the Great Depression.

In 1933, the Canadian Malartic Gold Mines Company took possession of the Malartic Mines property as well as the claims covering the Gouldie prospect. Production at the Canadian Malartic mine began in 1935 and continued uninterrupted until 1965. The deposit was mined mostly by underground long-hole stoping methods, making it the only underground bulk tonnage gold mine in Québec at the time.

In 1964, Falconbridge Nickel Ltd purchased the Canadian Malartic mine and, following cessation of gold production in 1965, refurbished the mill to process nickel ore from its Marbridge mine. These operations ceased in 1968, after which the Canadian Malartic Mill was decommissioned and removed.

The Canadian Malartic success prompted additional exploration, discovery and development immediately to the east. The resulting Malartic gold camp included four past-producing gold mines, three of which (Canadian Malartic, Sladen and East Malartic) mined portions of a 4,000-m-long continuous mineralized system from west to east respectively. The Sladen mine, which worked the eastern extension of the Canadian Malartic deposit, went into production in 1938. Other small gold deposits immediately to the north were developed and mined at the same time by Barnat Mines Ltd, and as production waned at the Sladen mine in 1948, Barnat Mines purchased Sladen Mines Ltd as well as other ground to the north owned by National Malartic Mines Ltd. The merged Barnat/Sladen mines continued operating in the area under Barnat Mines until 1970, although the Sladen ore zone had been exhausted by 1951. Lake Shore Mines Ltd purchased the Barnat/Sladen mine in 1970 and re-opened the mine in 1976, operating it until 1981. The East Malartic mine independently went into production in 1938 and continued with only minor interruptions until 1983. In 1974, the mining titles covering a portion of the historical Canadian Malartic holdings were purchased by East Malartic Mines.

According to Lavergne (1985), during the period from 1935 to 1983, these mines produced a total of 5,545,000 ounces of gold and 1,854,300 ounces of silver, mostly from underground operations (refer to table below). Two small open pits (Buckshot and Mammoth) were excavated at the Barnat and East Malartic mines, to recover mineralization from crown pillars after the backfilling of underground stopes. The production figures reported here were obtained from Lavergne (1985), Sansfaçon et al. (1987a; 1987b), Trudel and Sansfaçon (1987), Sansfaçon and Hubert (1990) or Trudel and Sauvé (1992).

At the Canadian Malartic mine, a total of 9,931,376 tonnes of ore at an average grade of 3.37 g/t Au and 2.47 g/t Ag were extracted, for an aggregate production of 1,203,500 ounces of gold and 788,500 ounces of silver.

Mineralization occurs as finely disseminated native gold within altered sediments and porphyry, and was recovered by standard milling and cyanide-leaching techniques with an 89.4% average recovery reported over the mine life.

At the Barnat/Sladen mine, a total of 8,452,000 tonnes of ore were processed at an average grade of 4.73 g Au/t and 1.17 g/t Ag, yielding a total of 1,285,300 ounces of gold and 317,900 ounces of silver. There are no specific production records for the South Barnat deposit. Production resumed in 1976 until 1981, but the production data were included in those of the East Malartic mine when both ores were processed at the East Malartic Mill.

The East Malartic mine represents the largest historical producer in the Malartic gold camp. Over the lifetime of the mine, a total of 18,316,000 tonnes of ore were extracted, at an average grade of 5.19 g Au/t and 1.27 g/t Ag, yielding 3,056,250 ounces of gold and 747,900 ounces of silver.

Gold Production Statistics for the Canadian Malartic, Barnat/Sladen and East Malartic Mines (from Lavergne, 1985)

	Canadian Malartic Mine	Barnat/Sladen Mine	East Malartic Mine	TOTAL
Years of production	1935-1965	1938-1970	1938-1970
Ore milled (metric tonnes)	9,929,000	8,452,000	18,316,000	36,697
Au Grade (g/t)	3.77	4.73	5.19	4.70
Ag Grade (g/t)	2.47	1.17	1.27	1.57
Gold ounces	1,203,477	1,285,321	3,056,251	5,545,050
Silver ounces	788,485	317,934	747,869	1,854,288

Following the cessation of mining in 1983, the entire Malartic gold camp, covering the balance of the Canadian Malartic ground, as well as the past-producing Barnat/Sladen and East Malartic Mines, was acquired by Long Lac Exploration Ltd. Relatively little exploration work was done before development began on the mines and, during mining operations, essentially all reports of geological work, drilling, development and production were internal, unpublished documents. The collective archives of the past-producing mines were acquired by Long Lac Exploration at the time it took control of the property, and stored in the administrative offices of the East Malartic mine. Long Lac Exploration, East Malartic Mines and a third Ontario-based company merged in 1982 to form Lac Minerals Ltd, which continued to explore the property over the next decade with the objective of defining a near-surface gold resource amenable to small open-pit mining methods. Lac Minerals produced gold from 1981 to 1983 from two small open pit operations that exploited crown pillars and processed the ore at the East Malartic Mill. The Mammoth pit was mined in 1979. The adjoining open stope 1-20 was mined in 1983 using a ramp starting at the bottom of the 1979 pit. The Buckshot pit at Barnat was also mined in 1983.

From 1980 to 1988, Lac Minerals explored the area of the Canadian Malartic deposit with the objective of defining a near-surface (less than 100 m deep) resource amenable to open pit mining. Work included drilling of approximately 500 surface drill holes on or near the site of the old Canadian Malartic mine. Several other drill campaigns were completed on the Barnat/Sladen and East Malartic portions of the property until 1990. Most of the drill data generated by Lac Minerals was filed for assessment with the Government of Québec and is publicly available. Only limited older drilling is known to exist for the Jeffrey Zone: East Malartic Mines drilled what became the Jeffrey Zone in 1941, and Lac Minerals drilled about five holes in 1982-83 that were located 300 m east of the zone. The latter holes were aimed at a locally narrow/discontinuous high-grade zone in porphyry dikes.

Lac Minerals undertook several ground geophysical surveys on the property including pole-dipole and dipole-dipole induced polarization surveys, magnetic and horizontal loop electromagnetic surveys, and VLF electromagnetic surveys. All surveys yielded inconclusive results because the anomalies, especially IP anomalies, could not be correlated to known mineralization. Given the poor response of the various geophysical survey techniques, Lac Minerals targeted its exploration drilling program based on results of historic drilling, underground development and surface geological mapping.

The exploration program led to the definition of five near-surface gold mineralized zones forming an aggregate unclassified resource of approximately 8,160,000 tonnes with an average grade of 1.98 g/t Au (520,000 oz Au), using a cut-off grade of 1.03 g/t Au. (These “resources” are historical in nature and should not be relied upon. It is unlikely they conform to current NI 43-101 criteria or to CIM Standards and Definitions, and they have not been verified to determine their relevance or reliability. They are included in this section for illustrative purposes only and should not be disclosed out of context.) Unbeknownst to Lac Minerals, the mineralized zones they defined were all the near-surface expression of a much larger, lower-grade, continuously mineralized gold system extending to a depth of at least 400 m.

Lac Minerals estimated in 1989 an unclassified resource of 27,210,000 tonnes with an average grade of 1.95 g/t Au (1,706,100 oz Au) at the Canadian Malartic deposit to a vertical depth of 305 m. (These “resources” are historical in nature and should not be relied upon. It is unlikely they conform to current NI 43-101 criteria or to CIM Standards and Definitions, and they have not been verified to determine their relevance or reliability. They are included in this section for illustrative purposes only and should not be disclosed out of context.) This figure was calculated using a cut-off grade of 1.03 g/t Au but gold prices at the time did not allow, according to Lac Minerals, open pit mining to depths of greater than 100 m.

As Lac Minerals completed a feasibility study on the project, control of the property fell to Barrick Gold Corp. (“Barrick”) in 1994 when it acquired Lac Minerals. Barrick did not explore the property but completed a number of environmental and stope stability studies during the 1990s. Barrick drilled a limited number of geotechnical holes to determine the thickness and stability of the crown pillars of the Canadian Malartic mine, in the area underlying houses in the southern part of the town of Malartic. Barrick’s principal activity in the area was to process ore from its Bousquet mine at the East Malartic Mill, which lasted until 2002. Barrick sold all of its interests in the Malartic camp, including environmental and reclamation liabilities, to McWatters Mining Inc. in February 2003.

Old Osisko Period (2004-2014)

Old Osisko was founded in 1998 by Robert Wares and was initially engaged in general exploration for precious and base metals in Québec. In 2003, Sean Roosen and John Burzynski joined Robert Wares, and together the Old Osisko team strategically chose to focus exploration/acquisition on bulk tonnage, open pit mineable gold deposits as these deposit types characterize the majority of large, world-class gold mining operations; i.e., those with greater than 5 M ounces of reserves. From the mining side of such potential operations, popular perception in Canada at the time was such that bulk-tonnage gold mining operations are only economical in tropical or desert environments, where oxidation of the upper portions of such deposits allowed for easier mining, grinding and/or heap leaching, significantly favouring the economics of such mines. However, a review of Kinross’ Fort Knox mine in Alaska convinced the Old Osisko team of the merits of bulk tonnage mining operations in northern climates, and the decision was made to include Canada in the definition of exploration targets.

Following the decision to search for porphyry-gold type deposits, or at least their Archean analogs in the Superior craton, further research and compilation efforts were focused on target definition on the Québec side of the craton. This research immediately highlighted the site of the old Canadian Malartic mine as a high priority target. Of particular interest in the compilation results was the fact that disseminated mineralization and/or the potassic alteration footprint at the site of the old Canadian Malartic mine seemed to cover a minimum surface area of two square kilometres, outlining what was evidently a large hydrothermal system that had never been drilled or evaluated as a deposit amenable to open pit, bulk tonnage mining methods. Given these favourable features, Old Osisko identified this area in early 2004 as a probable porphyry gold system that constituted a high priority acquisition target.

In late October 2004, Old Osisko paid C$80,000 to purchase a 100% interest in six claims and one mining concession covering the past-producing Canadian Malartic mine. Subsequent to the acquisition of the Canadian Malartic property, Old Osisko purchased (mostly in 2005) the surrounding claims from various prospectors and junior exploration companies and also staked additional ground to the west. In mid-2005, the Government of Québec cancelled the mining concessions over the remainder of the Malartic property it inherited from the trustee and converted the ground to claims. The claims were made available through the government’s electronic map staking system, and eight separate parties simultaneously submitted applications for the titles when they opened for staking in the fall of 2005. The ownership situation was resolved by a claim-by-claim lottery conducted on February 15, 2006. Old Osisko succeeded in acquiring two of the claims at the lottery. On March 2, 2006, Old Osisko announced that it had signed letters of intent with a group of four independent parties to purchase a 100% interest in the remaining 14 titles. Seven of these titles were purchased outright from two individuals, without additional encumbrance. The remaining seven claims were purchased from two other individuals.

The acquisition of the initial claim block led to the acquisition of a large, unpublished paper database from the old Canadian Malartic mining operations as well as from exploration programs carried out on the property, particularly from the work done in the 1980s by Lac Minerals. Digitalisation, compilation and analysis of the large database over the following four months, including logs of over 4,500 surface and underground drill holes, allowed Old Osisko to refine the geological model for the gold deposit and confirm its bulk tonnage potential.

This led to immediate drill-testing of the model and in March 2005, Old Osisko drilled its first hole at the western extremity of the deposit. The target area was where Lac Minerals had previously outlined a significant near-surface mineralized zone, hosted entirely by porphyry and grading 1.5 g/t Au to a depth of 100 m. This first vertical hole intersected 93.9 m grading 1.01 g/t Au, and the subsequent 19 holes all intersected significant mineralization, both in porphyry and altered clastic metasediments. This group of holes tested the E-W strike length of the deposit (distance of 1,140 m) that was covered by the then-small claim group, confirming the potential of the property and setting the stage for the major exploration program to follow.

Subsequent 2005 drilling (total of 7,400 m) successfully tested N-S sections, establishing the 500 to 700 m width of the deposit to a depth of approximately 250 m. This success led to Old Osisko’s first large brokered financing in early 2006, providing capital for a 60 x 60 m definition drill program. This initial 75,000 m definition program, combined with the historical database, allowed for a first Inferred resource estimate of 6.5 Moz of gold (178.4 Mt @ 1.1 g/t Au), which was released in the fall of 2006 (Gossage and Inwood, 2006). An expanded 60 x 60 m definition program (90,000 m) completed in the winter of 2006-2007 led to the release of an Inferred resource of 8.4 Moz gold (286.2 Mt @ 0.9 g/t Au) in the summer of 2007 (Gossage and Slater, 2007).

An airborne geophysical survey comprising total field magnetics, radiometry and time-domain electromagnetics was also completed in 2006 in an attempt to define, for regional exploration purposes, an airborne geophysical signature associated with the deposit. This failed in all respects because:

•	Neither the porphyry intrusions nor the mineralization is magnetic (no magnetite nor pyrrhotite in the mineral assemblages), which means there is little magnetic contrast with the host unaltered greywackes;

•	A strong radiometric anomaly in the potassium channel was obtained over the deposit but was related to the tailings ponds, indicating the presence of potassic alteration in the host rocks of the deposit (confirmed by petrography), but unfortunately masking the primary signature of the deposit;

•	The deposit did not respond whatsoever to the electromagnetic survey, which was expected since in only contains 1-3% disseminated pyrite and no graphite.

The continued drilling success in 2006-2007 led to additional financings for Old Osisko, paving the way for a major drill program launched in the fall 2007: a 330,000 m definition drill program on a 30 x 30 m grid, covering the entire deposit and designed to convert the deposit to a NI 43-101 compliant Measured and Indicated (M&I) resource.

In March 2008, a preliminary economic assessment study of the Canadian Malartic Project was filed on the SEDAR website (Runnels al., 2008a; 2008b). The preliminary pit design optimized from an Inferred resource generated by RSG Global Consulting Pty Ltd with a conservative gold price of $650/oz contained 7.79 Moz of gold in-situ, based on a 55° inter-ramp angle recommended by Golder Associates Ltd. following a preliminary geotechnical investigation. Given the important quantities of low grade mineralization and a very favorable waste to ore strip ratio (1.16:1), it was determined that a high production rate of 55,000 tpd would maximize the value of the operation. The results of the preliminary economic assessment indicated that the Canadian Malartic Project warranted further development. It did not present significant technical difficulties, and economic indicators resulting from this study were encouraging. Preliminary estimates indicated a capital investment of $760 M and an internal rate of return (IRR) of 22.2% based on a gold price of $775/oz. The study concluded that Old Osisko should advance the project to the next stage with a feasibility study.

By September 2008, Old Osisko had outlined an in situ M&I resource of 7.69 Moz gold (232.2 Mt @ 1.03 g/t Au; 6.42 M in-pit M&I ounces in a US$775 Whittle pit shell and cut-off grade of 0.36 g/t Au), with an additional 0.72 Moz in the Inferred category (Hennessey et al., 2008). By the fall of 2008, the environmental impact and preliminary economic impact studies had been completed and the relocation program for the town of Malartic had been initiated.

The feasibility study was completed by December 2008, outlining Proven & Probable (P&P) reserves of 6.28 Moz gold (183.3 Mt @ 1.07 g/t Au with a lower cut-off of 0.36 g/t Au at US$775/oz) (Runnels al., 2008c). The study recommended a 55,000 tpd milling operation with strip ratio of 1.78 with a LOM of 10 years for 5.4 M oz recovered (85.9% recovery by whole-ore leach). CAPEX was estimated at US$790 million with OPEX at US$320/oz.

The year 2009 focused on definition drilling of the South Barnat deposit, representing in good part the eastern extension of the Canadian Malartic deposit where it is truncated by the Cadillac Fault. Approximately 180,000 m were drilled into the Sladen Extension and the South Barnat deposit. In February 2009, the first resource estimate on South Barnat (Belzile, 2009a) added 2.04 M in-pit ounces in the Measured and Indicated categories (37.1 Mt @ 1.71 g/t Au). A second resource estimate was published on June 2009 stating that Old Osisko had outlined an in situ M&I in-pit resource of 2.04 Moz in a US$775 Whittle pit shell (cut-off grade of 0.36 g/t Au), with an additional 0.07 Moz in the Inferred category (Belzile, 2009b).

By January 2010, this new extension was added to the main Canadian Malartic deposit and a new integrated P&P reserve of 8.97 M oz gold (245.8 Mt @ 1.13 g/t Au) was calculated (Belzile and Gignac, 2010). The new reserve was calculated using a US$825 engineered pit shell at a lower cut-off of 0.34 g/t Au.

Meanwhile, the construction permits for the Canadian Malartic Mill and mine site civil works were obtained in August 2009. By the beginning of 2010, construction was well underway and permitting was obtained for a satellite (starter) pit. The southern town relocation program was completed by mid-2010, which included the relocation of 200 homes to a new neighborhood at the north end of the town and the construction of five new institutional buildings, including an elementary school, a day care facility, a long-term health care facility, an adult learning center and a cultural/recreational center. Pre-stripping of the future mine site started in November 2010. An additional 110,000 m of definition and exploratory drilling was completed on the Canadian Malartic Property in 2010.

Construction of a 60,000 tpd mill complex, tailings impoundment area, 5 M cubic metre polishing pond and road network was completed by February 2011 and the mill was commissioned in March 2011. A new reserve estimate was release in March 2011, outlining a P&P reserve of 10.71 M oz gold (343.7 Mt @ 0.97 g/t Au) (Belzile and Gignac, 2011). The new reserve was calculated using a US$1000 engineered pit shell at 0.30 g/t Au lower cut-off. Approximately 40% of the increase in reserves, with respect to the January 2010 estimate, was due to the increase in gold price and the rest was due to the definition of additional resources along the eastern extension of the South Barnat deposit. This extension remains open to the east.

Following a two-year construction period program, which necessitated an investment of approximately $1 billion, the mine reached commercial production on May 19, 2011. The first gold pour occurred on April 13, 2011. In this same time frame, a number of residents located near the green wall expressed their interest in selling their homes or being relocated. Old Osisko agreed to accommodate the individuals and acquired 41 houses and rental units in 2011. It also built 8 apartment blocks for 64 rental units in Malartic.

As of January 1, 2012, the updated ore reserve estimates stood at 10.71 Moz (337.7 Mt at 0.99 g/t Au) at the Canadian Malartic mine (Old Osisko's 2011 Management’s Discussion and Analysis). The new reserve base was calculated at US$1,200 per ounce of gold and the mine life increased 31% or 3.8 years to 16.0 years. A mineral resource estimate was completed by March 2012 on the Jeffrey Zone, outlining an Indicated resource of 130,760 oz gold (5.8 Mt @ 0.7 g/t Au with a lower recovered cut-off of 0.265 g/t Au at US$1,100 gold) and an Inferred resource of 32,280 oz gold (1.8 Mt @ 0.6 g/t Au) (Hennessey and San Martin, 2012). An internal mineral resource estimate performed by Belzile Solutions Inc. on the Western Porphyry Zone reported an Inferred resource of 13.8 Mt @ 0.65 g/t Au for a total of 289,470 oz.

Construction of a park facility near the green wall in the south neighborhood in Malartic was completed in September 2012. Expenses incurred for that project amount to approximately $5.0 million and include a multi-service building, a playground, a skate park as well as volleyball and softball grounds.

Old Osisko completed the addition of two new large cone crushing units in March and August 2012 and, in December 2012, finalized the installation of a second pebble crusher. These modifications were an important step towards the completion of the Canadian Malartic mine ramp-up phase. As of January 1, 2013, the updated ore reserve estimates stood at 10.2 Moz (312.2 Mt @ 1.01 g/t Au) at the Canadian Malartic mine (Old Osisko's 2012 Management’s Discussion and Analysis). The new reserve base was calculated at US$1,475 per ounce of gold. Compared to the reserves reported in January 2012, there was a reduction of tonnes in part due to the 2012 production, but there was an increase in grade from 0.99 g/t to 1.01 g/t Au.

On July 5, 2013, Old Osisko deposited $11.6 million with the Québec Government, representing the balance of the total guarantee required to cover the entire future costs of rehabilitating the Canadian Malartic mine site. The aggregate deposits for the Government of Québec amount to $46.4 million. On November 21, 2013, Old Osisko announced that it had produced its one millionth ounce of gold from its Canadian Malartic mine.

As of January 1, 2014, the updated ore reserve estimates stood at 9.37 Moz (281.2 Mt @ 1.04 g/t Au) at the Canadian Malartic mine (Old Osisko’s 2013 Management’s Discussion and Analysis). The reserve base was calculated at US$1,300 per ounce of gold. As at March 20, 2014, Old Osisko released an updated mine production plan, and the mine life was estimated at 14.2 years based on a 55,000 tpd milling rate, assuming 92% availability. Average gold production was estimated at 610,000 ounces per year over the next five years (2014-2018) at cash costs of US$516 per ounce and at 597,000 ounces per year over life of mine at cash costs of US$525 per ounce.

On February 26, 2014 the Government of Québec adopted a decree authorizing the exploitation of the Gouldie deposit. Since then the pre-stripping activity has been initiated for the Gouldie deposit. A few days earlier, on February 18, 2014, the Ministère des Ressources Naturelles granted Old Osisko a mining lease having an approximate total area 66 ha. As per these documents, Old Osisko had 30 months to mine the Gouldie Zone and was to not exceed a daily production rate of 6,990 t of ore and a daily extraction rate of 30,000 t of ore, waste and overburden.

On June 16, 2014, Agnico and Yamana completed the acquisition of Old Osisko including the Canadian Malartic mine. Agnico and Yamana jointly acquired 100% of the issued and outstanding common shares of Old Osisko.

Production History of Old Osisko (2004-2014)

The first gold pour occurred on April 13, 2011 and the first day of commercial production was May 19, 2011. Mining activity changed from the original feasibility study due to the inability to gain access to certain mining areas following delays in completing the original relocation program, in constructing the green wall, and in sourcing construction materials. As a result, lower grade material was being processed.

The mining operations continued to progress throughout 2012 as the pit floor was expanded, providing greater flexibility. Approximately 56.5 Mt were moved (154,000 tpd) compared to 40.4 Mt (111,000 tpd) in the previous year. In 2012, production reached 14,046,526 tonnes milled, representing an average of 38,378 tonnes milled per calendar day, a 15 % increase over the year 2011.

Approximately 58.4 Mt of ore and waste and 6.9 Mt of re-handling from stockpiles were moved during 2013, compared to 50.7 Mt of ore and waste and 8.0 Mt of rehandling from stockpiles during 2012. Production reached 17,024,120 tonnes milled averaging 52,350 tonnes per operating day for the year 2013. Recoveries continued to exceed average feasibility forecasts by 2%, averaging 88.9% for the year 2013.

Geological Setting

Regional and Local Geology

The Canadian Malartic Property lies within the Abitibi Subprovince (Abitibi Greenstone Belt) of the Archean Superior craton, eastern Canada, along the Larder Lake Cadillac Fault Zone (“LLCFZ”). The rocks in the Canadian Malartic Property are predominantly composed of metavolcanic rocks, metasedimentary rocks, and related intrusions.

The property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince comprises an older northern volcanic zone (NVZ; 2730–2710 Ma) and a younger southern volcanic zone (SVZ; 2705–2698 Ma), separated by the regional Porcupine-Destor Fault Zone (“PDFZ”). The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending LLCFZ. This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d'Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front. The corridor defined by the PDFZ and the LLCFZ, generally known as the Timmins–Val-d’Or camp hosts a great number of mineral deposits that account for the bulk of historical and current base and precious metal production from the Superior Province.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280°–N330° and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The Pontiac Group includes greywackes, shales and minor conglomerates (turbiditic clastic sediments), as well as thin horizons of ultramafic volcanic rocks. The Piché Group, confined within the LLCFZ, comprises abundant talc-chlorite-carbonate schists representing strongly deformed and altered magnesian basaltic to komatiitic volcanics. The schists include abundant irregular, deformed intrusions of diorite and feldspar porphyry, many of which are mineralized with gold. The Cadillac Group consists of greywackes and polymictic conglomerates; the Blake River Group is dominated by basalts; the Kewagama Group includes greywacke, shales, oxidefacies iron formation and conglomerates; and the Malartic Group comprises ultramafic volcanic rocks.

The various stratigraphic units listed above are folded into a regional synclinal structure known as either the Malartic or Cadillac Syncline. The fold axis trends west-northwest and dips steeply to the north, with the axial trace located within the Cadillac Group sediments. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies. The latter rocks have been subject to retrograde metamorphism, probably due to hydrothermal flux associated with the LLCFZ, as evidenced by chloritization of biotite, development of actinolite after hornblende, and albitization of more calcic plagioclase. Metamorphism increases rapidly to the south of the LLCFZ. Pontiac Group sediments at the southern end of the Canadian Malartic property are metamorphosed to staurolite-facies paraschists and into migmatitic gneisses further south. This higher grade metamorphic terrane is also punctuated by frequent peraluminous granite intrusions, derived from partial melting of the metasediments during orogenesis.

Property Geology

The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 km section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by porphyritic and dioritic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

At the point where the LLCFZ transects the town of Malartic, it is oriented N320°E, whereas further east it is oriented at N280°E–N290°E. The rapid change in the direction of the fault corridor has been interpreted by Gunning and Ambrose (1940) and Eakins (1962) as a bifurcation of the fault zone. The portion of the fault zone oriented N280°E–N290°E has been referred to as the Malartic Tectonic Zone. It is about 9 km along strike with a width of 600 to 900 m and includes many subordinate faults with orientations varying from subvertical to subhorizontal.

The portion of the Piché Group volcanic belt that transects the Canadian Malartic property is about 650 m wide. The Piché Group rocks are typically bluish-grey and pervasively foliated with numerous veinlets of talc-carbonate. Less altered variants occur as massive, aphanitic to fine-grained serpentinized ultramafic rock.

The Pontiac Group metasediments on the property comprise turbiditic greywacke, mudstone and minor siltstone, generally rhythmically banded with beds of variable thickness ranging from about one millimetre to one metre. These sedimentary rocks typically have a well-developed foliation and are dark grey to black, occasionally exhibiting a brownish tint caused by development of biotite through metamorphism and/or potassic alteration proximal to porphyritic felsic intrusions. The rocks of the Pontiac Group are intruded by a number of epizonal felsic porphyritic bodies, variously described as syenites, quartz syenites, quartz monzonites, granodiorites and tonalities. The geometries of these felsic intrusions are highly variable, and occur on the property as sills, dykes, discontinuous lenses or small isolated stocks.

Exploration

Canadian Malartic GP did not carry out any exploration work on the Canadian Malartic Property prior to the effective date of the Canadian Malartic Report.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1 to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. The gold resource is mostly hosted by altered clastic sediments of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion. A portion of the deposit also occurs in the upper portions of the porphyry body (30%).

Alteration in the metasediments consists of biotite-sericite-carbonate (potassic alteration) overprinted by cryptocrystalline silica-carbonate. Carbonates include calcite and minor ankerite. Highly silicified zones adopt a “cherty” texture and are commonly brecciated. Potassic alteration in the porphyry consists mostly of alkalifeldspar replacement of plagioclase that is contemporaneous with minor quartz veining. Cryptocrystalline quartz replacement with minor carbonate also overprints potassic alteration in the porphyry. Late, coarse-grained, quartz-feldspar-muscovite veins mineralized with native gold form relatively small, higher grade stockworks along the northern edge of the deposit.

Drilling

Canadian Malartic GP did not carry out any drilling on the Canadian Malartic Property prior to the effective date of the Canadian Malartic Report. A description of the drilling conducted by Old Osisko is included under the heading “History” above.

Sampling and Analysis

Canadian Malartic GP did not carry out any sampling or sample analyses at the Canadian Malartic Property prior to the effective date of the Canadian Malartic Report. A description of sample preparation, analyses and security procedures for Old Osisko’s drilling programs is provided below.

Sample Preparation

All samples received by ALS Chemex are processed through a sample tracking system that is an integral part of that company’s Laboratory Information Management System (LIMS). This system uses bar coding and scanning technology that provides complete chain-of-custody records for every stage in the sample preparation and analytical process and limits the potential for sample switches and transcription errors.

Samples are dried and then crushed to 70% passing -10 mesh (1.7 mm). A 250 g subsample is split off the crushed material and pulverized to 85% passing -200 mesh (75 micron). A 50 gram split of the pulp is used for assay. Crushing and pulverizing equipment is cleaned with barren wash material between sample preparation batches and, when necessary, between highly mineralized samples. Sample preparation stations are also equipped with dust extraction systems to reduce the risk of sample contamination.

As part of the standard internal quality control procedures used by the laboratory, each batch of 84 fire-assay crucibles includes one blank, two internal (laboratory-generated) standards and three duplicate samples along with 78 client samples. In the event that any reference material or duplicate result falls outside the established control limits, an error report is automatically generated. This ensures that the person evaluating the sample set for data release is made aware that a problem may exist with the dataset and an investigation can be initiated.

Rejects from the samples are returned to the Malartic Regional Exploration office on a regular basis. These materials are securely stored in a locked facility for future reference.

Laboratories Accreditation and Certification

All primary and duplicate assay work for the Canadian Malartic Property has been performed by ALS Chemex laboratories located in Val-d’Or, Québec and Timmins, Ontario. ALS Chemex is part of the ALS Global Group and has ISO 9001 certification and ISO/IEC 17025 accreditation through the SCC. ALS Chemex is an independent commercial laboratory. Samples for umpire assaying were submitted to Acme Laboratories in Vancouver, British Columbia.

Gold Analysis

Prepared samples are analyzed by fire assay with atomic absorption finish. Samples returning assays in excess of 10 g/t Au are re-analyzed with a gravimetric finish. The gravimetric finish assay is used as the final assay.

Summary of QA/QC Analyses

The available data from the QA/QC programs for the Canadian Malartic, Jeffrey and Western Porphyry databases show overall acceptable results despite some significant discrepancies for individual re-assays as it is quite often the case for gold deposits, particularly when visible gold is present. The statistics of the Certified Reference Materials (standards) are considered within industry-accepted limits of accuracy.

According to the authors of the Canadian Malartic Report, the level of contamination appeared to be low as the blank samples do not display evidence of significant contamination. The samples sent to an external laboratory did not show any significant bias as the global average was about the same and the coefficient of correlation between the two populations is higher than 98%. It is the opinion of the authors of the Canadian Malartic Report that Old Osisko ran an industry-standard QA/QC program for its insertion of control samples into the stream of core samples.

For reference standard samples, the control charts produced by Old Osisko consist of the assay results for each standard plotted on the y axis against time on the x axis. Superimposed on this chart are five horizontal reference lines representing the accepted value for the standard, the accepted value +2SD and +3SD (standard deviations), and the accepted value -2SD and -3SD. An analysis of a standard is considered a QA/QC failure if the result comes back outside of the ±3SD lines. Such charts can also show trends of drift over time indicating problems with calibration of instruments.

It was recommended by the authors of the Canadian Malartic Report that re-numbered rejects be submitted to the primary laboratory to complete the QA/QC program.

Diamond drilling and reverse circulation (RC) drilling were used equally during interpolation over a portion of the Canadian Malartic deposit. Although the RC portion represents less than 10% of the entire tonnage (22.6 Mt over 245.9 Mt), it would be worthwhile to run a comparative study to confirm that no bias exists between both drilling and sampling methods although good reconciliation during recent mining activities suggest that no bias is to be expected.

According to the authors of the Canadian Malartic Report, the Canadian Malartic, Jeffrey and Western Porphyry drill hole databases are considered robust and suitable enough for use in mineral resource estimation studies.

Security of Samples

A description of sample security procedures for Old Osisko’s drilling programs is provided under the heading “Sampling and Analysis” above.

Mineral Resource and Reserve Estimates

Mineral Resource Estimates

The Canadian Malartic Property mineral resource estimate includes the Canadian Malartic deposit, South Barnat deposit, Gouldie Zone, Jeffrey Zone and Western Porphyry Zone. Resource classification is based on the robustness of the various available data sources including:

•	Quality and reliability of drilling and sampling data
•	Presence of RC and/or production drilling
•	Distance between sample points (drilling density)
•	Confidence in the geological interpretation
•	Continuity of the geologic structures and continuity of the grade within these structures
•	Variogram models and their related ranges (first and second structures)
•	Statistics of the data population
•	Quality of assay data
•	Tonnage factor

Based on these criteria, resources have been classified according to the data search used to estimate each block and also on the type of data used for the estimate.

Measured resources are limited to the blocks estimated in the first estimation pass and only within mineralized zones for which the recent drilling represents a high majority of the data (>65%). Additionally, all material within 20 m of reach of either RC drilling or blast holes for the Canadian Malartic and Gouldie deposits was also classified as Measured.

Indicated resources correspond to the blocks estimated in the second estimation pass plus the blocks estimated in the first pass but not classified as Measured.

Inferred resources correspond to the blocks estimated in the third estimation pass. All blocks interpolated in the Western Porphyry Zone were reclassified as Inferred due to drill hole orientation with regard to the main trend of the ore zone. A better understanding of the geology is necessary to convert these resources to Indicated and/or Measured categories in this zone.

The classification model has been reviewed on each level plan and some minor manual adjustments were made where needed.

The OK (ordinary kriging) model is the official model used for the reporting of the mineral resource estimates.

Global Resources

Based on economic parameters, it was calculated that the break-even cut-off grade for the Canadian Malartic Property is variable and ranges from 0.277 g/t Au to 0.349 g/t Au using a gold price of US$1,300/oz.

At these cut-offs, the global Measured + Indicated (M&I) mineral resource totals 314.2 Mt at a grade of 1.07 g/t Au, representing 10.80 Moz gold (refer to table below). The Inferred resources represent 46.5 Mt at 0.77 g/t Au for 1.14Moz gold (refer to table below).

Resources for the Canadian Malartic Property (OK Model – Global Resources)

Canadian Malartic Project – JUNE 2014 MINERAL RESOURCE ESTIMATE (GLOBAL RESOURCE)
Resource Class	Cut-off Grade (g/t Au)	Potential Material	Tonnes	Capped Au (g/t)	Contained Au (oz)
Measured	0.277 – 0.349	Global	56,802,700	0.98	1,786,098
Indicated	0.277 – 0.349	Global	254,928,200	1.09	8,974,593
Stockpiles (Classified as Measured)			2,485,100	0.51	40,747
Grand Total (Measured + Indicated)			314,216,000	1.07	10,801,438
Inferred	0.277 – 0.349	Global	46,469,300	0.77	1,144,544

*Due to rounding, number totals may not match exactly.

Cautionary notes:

•

Due to the uncertainty that may be attached to Inferred Mineral Resources it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Also, note that the global resource is not constrained by an optimized pit shell. Therefore, it cannot be assumed that all of the global resource can be considered as potentially extractable by open-pit even though cut-offs presented here are based on open-pit potential.

•	This resource statement is exclusive of all material owned by a third party (Abitibi Royalties Inc.) via a mining option agreement and joint venture (30% of the CHL-Malartic claims).

In-Pit Resources (including stockpiles)

Based on economic parameters, a Whittle optimized pit shell was generated on M&I resources only (Canadian Malartic, South Barnat and Gouldie) and compared to the current pit design. Variations were judged non-significant and therefore the current pit design was used to constrain In-Pit resources. A Whittle optimized pit shell was also prepared by the Canadian Malartic technical team for the Jeffrey Zone. No resource is currently declared as In-Pit for the Western Porphyry Zone. As mentioned previously, the break-even cut-off grade for the Canadian Malartic Property is variable and ranges from 0.277 g/t Au to 0.349 g/t Au using a gold price of US$1,300/oz.

At these cut-offs, the global In-Pit M&I mineral resource totals 250.8 Mt at a grade of 1.12 g/t Au, representing 9.03 Moz gold (refer to table below). The In-Pit Inferred resource represents 6.3 Mt at 0.80 g/t Au for 0.16 Moz gold (refer to table below).

Resources for the Canadian Malartic Property (OK Model – In-Pit Resources)

Canadian Malartic Project – JUNE 2014 MINERAL RESOURCE ESTIMATE (IN PIT + STOCKPILE)
Resource Class	Cut-off Grade (g/t Au)	Potential Material	Tonnes	Capped Au (g/t)	Contained Au (oz)
Measured	0.277 – 0.349	Open Pit	51,770,200	0.99	1,648,184
Indicated	0.277 – 0.349	Open Pit	196,502,200	1.16	7,344,556
Stockpiles (Classified as Measured)			2,485,100	0.51	40,747
Grand Total (Measured + Indicated)			250,757,400	1.12	9,033,487
Inferred	0.277 – 0.349	Open Pit	6,342,400	0.80	162,246

*Due to rounding, number totals may not match exactly.

Cautionary notes:

•	Mineral resources are not mineral reserves as they do not have demonstrated economic viability.
•

The quantity and grade of the reported Inferred resources in this estimate are uncertain in nature. There has been insufficient exploration to define these resources as Indicated or Measured and it is uncertain whether further exploration would result in upgrading any of the Inferred resource to an Indicated or Measured category.

•	The mineral resource is presented inclusive of mineral reserves, meaning that mineral reserves were not subtracted from the resources presented herein.
•

While the results are presented undiluted and in situ, the reported mineral resources are considered to have reasonable prospects for economic extraction. The number of metric tons was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations in NI 43-101.

•	This resource statement is exclusive of all material owned by a third party (Abitibi Royalties Inc.) via a mining option agreement and joint venture (30% of the CHL-Malartic claims).

Mineral Reserve Estimates

The Canadian Malartic Property mineral reserve estimate includes open pit and stockpile reserves. Mineral Resources are converted to Mineral Reserves by applying mining cut-off grades, mining dilution, and mining recovery factors. Resource model blocks classified as Measured and Indicated are reported as Proven and Probable reserves.

Detailed mining costs were estimated for all activities of the mining cycle. Drilling and blasting costs are different for certain zones of the pit given the requirements in some cases to limit noise and dust environmental nuisances. The mining costs vary from US$2.28 to US$4.69 per tonne.

Processing costs used for the pit optimization and cut-off estimation amount to US$7.34 per tonne milled based on a milling rate of 55,000 tpd. The general and administrative (G&A) costs for the pit optimization amount to US$2.12 per tonne milled based on actual annual expenses.

The ore outlines include a 1-metre dilution envelope around economic ore blocks and also enclose marginal material surrounded by economic mineralization. The dilution envelope and enclosed waste in most cases is mineralized, with an associated dilution grade. Dilution is estimated at 8.0% .

Based on economic parameters, it was calculated that the break-even cut-off grade for the Canadian Malartic Property is variable and ranges from 0.277 g/t Au to 0.349 g/t Au using a gold price of US$1,300/oz.

The total Proven and Probable mine reserves as of June 15, 2014 are estimated at 263.2 Mt at 1.06 g/t Au for 8,943,552 ounces. The majority of the reserve tonnage (78.1%) is in the Probable category. The reserves include 2.5 Mt of stockpiled ore at an average grade of 0.51 g/t Au for 40,747 ounces.

According to the authors of the Canadian Malartic Report, there is good reconciliation between mineral reserves and actual production results, and the records maintained by Canadian Malartic allow the changes in reconciliation to be studied over time. Based upon the reconciliation results, the Mineral Reserve Estimation is reliable and can be used for mine planning in the short, medium and long term.

Mineral Reserve by Category (June 15, 2014)

Sector	Tonnes	Grade	Au
	(M)	(g/t Au)	(M oz)
Canadian Malartic
Proven Reserves	38.0	0.82	1.06
Probable Reserves	136.6	1.04	4.56
Proven and Probable Reserves	174.6	0.99	5.56
Barnat
Proven Reserves	11.6	1.37	0.51
Probable Reserves	67.0	1.23	2.65
Proven and Probable Reserves	78.6	1.25	3.16
Gouldie
Proven Reserves	5.5	0.71	0.13
Probable Reserves	2.0	0.83	0.05
Proven and Probable Reserves	7.5	0.74	0.18
Stockpiles
Proven Reserves	2.5	0.51	0.04
Probable Reserves
Proven and Probable Reserves	2.5	0.51	0.04
Total
Proven Reserves	57.6	0.91	1.69
Probable Reserves	205.6	1.10	7.26
Proven and Probable Reserves	263.2	1.06	8.94

The reader should note that resources corresponding to the 70% interest in the CHL property have not been transferred to the Canadian Malartic GP. This 70% interest is held by Canadian Malartic Corporation (the successor to Osisko Mining Corporation). Abitibi Royalties Inc. claims that its right of first refusal has been triggered. These resources, representing 0.12 Moz, may never be included in the mining plan by Canadian Malartic GP and thus cannot be considered as reserves.

Sensitivity of the Proven and Probable reserves to gold price has been estimated using Whittle pit shells and lower cut-off grades. The results of the sensitivity analysis are presented in the table below. Sensitivity was calculated using the surface and Whittle pit shells of January 1, 2014.

Gold	Cut-off	Average	Ore	In-Situ	Difference	Difference
Price	Grade	Grade	Tonnage	Ounces	vs. $1300	vs. $1300
(US $)	(g/t)	(g/t)	(Mt)	(M)	(M oz)	(%)
1000	0.45	1.23	203.7	8.03	-1.30	-14.0%
1100	0.41	1.14	236.7	8.69	-0.64	-6.9%
1200	0.38	1.10	255.8	9.02	-0.31	-3.3%
1300	0.35	1.06	274.2	9.34	0.00	0.0%
1400	0.32	1.02	291.8	9.64	0.30	3.3%
1500	0.30	1.00	305.2	9.83	0.50	5.3%

Mining Operations

Mining Method

The Canadian Malartic mine is a large open pit operation comprising the Canadian Malartic, Barnat and Gouldie pits.

In order to maximize productivity and limit the number of units operating in the pit, large scale equipment was selected for the mine operation. The primary loading tools are hydraulic excavators, with a wheel loader added as a secondary loading tool. The selected hydraulic excavator model is the O&K RH340-B with an operating weight of 567 t fitted with a 28 m3 heavy-duty rock bucket. In addition to the O&K excavator, the mine also uses two (2) TEREX RH340 electric front shovel and one (1) CAT6060 electric front shovel. One Caterpillar 994F HL, two L-1850 front-end wheel loaders (“FEL”) and one CAT6050 shovel complement the primary loading fleet. A fleet of Caterpillar 793F rigid trucks with 227-t payloads provide a good pass-match with the O&K RH340-B shovels. The FEL is configured in a high-lift arrangement in order to clear the sideboard of the 227 t class truck.

The production rate was approximately 52,000 tpd in 2013. The mine production schedule was developed to feed the mill at a nominal rate of 55,000 tpd. The main highlights of the pit design are the following:

•	Total amount of 817.5 Mt mined from the pit
•	263.2 Mt milled at 1.06 g/t Au (average)
•	In-situ gold content of 8.94 Moz
•	Mine life of 14 years

Recovery Methods

The process design criteria are based on a processing plant with 55,000 tpd capacity and a plant design utilization of 92%. At the time of writing of the Canadian Malartic Report, the throughput was limited to about 50,000 tpd. A project study to increase average throughput to 55,000 tpd is under review. The basis for the plant design assumed a head grade of 1.2 g/t Au and a gold recovery of 86%.

Run of mine ore is transported to the gyratory crusher. From the primary crusher, material is conveyed to a secondary crushing plant. The crushed ore feeds a conveyor to transport the ore to the covered stockpile. The ore is reclaimed from the pile in an underground reclaim tunnel and is conveyed to feed the primary grinding SAG mill in the concentrator. The SAG mill is in a closed circuit with scalping screens and two pebble crushers. The SAG circuit product is fed to the two secondary grinding ball mills which feed the one tertiary grinding ball mill to produce a final product size suitable for feeding the leach circuit. Each of the two secondary ball mills are close-circuited with one cluster of hydro-cyclones while the tertiary grinding ball mill requires two clusters of hydro-cyclones due to a higher slurry volume to handle.

The slurry is brought to a pH of around 11 with lime added to the SAG mill feed. Cyanide is added to the grinding circuit to start the leaching process of gold from the ore to the solution phase. The ground slurry passes through linear screens, before the thickener, to screen out any organic material and any other tramp material that has come into the mill with the ore. The slurry is then thickened to 50% solids before being fed to the leach tank circuit.

The leach tanks are located outside and consist of four series of five tanks in parallel with agitators. Oxygen is added to raise the oxygen level in the solution phase, in order to maintain the leach kinetics. From the leach tanks, the slurry flows by gravity to the activated carbon recovery circuit. The circuit is composed of two parallel sets of Kemix CIP pump cell carousel systems. The loaded carbon is pumped from the first stage in the carousel circuit to a loaded carbon screen where the loaded carbon is separated from the slurry. The loaded carbon transfers into the stripping vessels by gravity.

The zadra process is used to extract the gold from the loaded carbon. The caustic solution is heated to about 140° Celsius and is then passed through the pressurized stripping vessel, stripping the gold from the loaded carbon back into the solution. The solution is sent to the electrowinning (EW) circuit where gold is precipitated onto stainless steel cathodes in the form of sludge.

The gold precipitate is pressure washed from the cathodes and then filtered, dried and sent to a refining furnace where the gold is poured into gold doré bars. The gold bars contain a significant amount of silver as the silver in the ore leaches and is stripped along with the gold and eventually recovered in the EW cells. The stripped carbon is transferred to the carbon reactivation kilns where it is reactivated by heating to about 800° Celsius in a reducing atmosphere. The carbon is then re-used in the CIP circuit. Fresh carbon is regularly added to make up for attrition losses. The activated carbon is pumped to the empty tank in the CIP circuit to start a new tank in the carousel. Before being added to the last tank in the carousel series, the carbon is screened to ensure that no fine particles of carbon are introduced into the circuit.

The slurry flowing from the last tank in the series in the carousels is barren in gold and is considered as final process tailings. This slurry is discharged over linear safety screens as an insurance against coarse carbon losses from the circuit. Any oversize from the linear safety screens is fed to a carbon catch screen (ongoing project). The oversize from the carbon catch screen is returned to the circuit via the carbon sizing screen and the underflow is directed to the carbon settling tank to remove as much carbon as possible. This settled carbon material is collected in bags and sold to the smelter for its gold and silver content.

The tailings slurry is thickened to approximately 60% solid. Studies to increase the tailing percent solid are ongoing. The thickened tailings slurry is pumped to the detoxification plant where the cyanide content is reduced to less than 20 ppm using the combinox process (sulfur dioxide and hydrogen peroxide). Copper sulphate is also used as a catalyst to the reaction. A project study to convert the cyanide destruction process to Caro's acid (sulphuric acid and hydrogen peroxide) is ongoing. The detoxified slurry is subsequently pumped to the tailings management facility where most of the water drains out to be reclaimed back to the process.

Sampling of the various process streams is carried out to be able to both quantify the plant performance on a shift and daily basis and to be able to control areas of the process on a continuous/semi-continuous basis.

Market

The gold produced at the Canadian Malartic mine is refined to market delivery standards. Up to the end of October 2014, the gold was refined by the Royal Canadian Mint in Ottawa; it is now refined by Johnson Matthey in Brampton, Ontario. The gold is sold to various banks at market prices. According to the Canadian Malartic Report Canadian Malartic GP believes that, because of the availability of alternative refiners, no material adverse effect would result if Canadian Malartic GP lost the services of its refiner.

Environment

The main components of the Canadian Malartic mine (open pit mine, process plant, tailings facility and waste rock dump) are located within the urban and peri-urban perimeter of the town of Malartic. Before the construction of the mine, an environmental study area, covering approximately 24 km2, was defined by taking into account the probable range of the project’s impacts on the social, physical and biological environments as well as the area of influence of historical mining operations. Several components were identified as key subjects for study: fauna, water and sediments, climate and hydrology, ambient air quality, background noise and vibrations, vegetation and wetlands, soils, and net acid generation.

Since 2009, there have been 52 non-conformance blast notices, 46 non-conformance noise notices, 12 nonconformance notices for dust and air quality, 4 non-conformance notices for water quality (surface and final effluent) and 15 other non-conformance notices. In 2011, a detailed plan was developed by Old Osisko to manage hazardous materials, assess infrastructure safety, and monitor noise, vibrations, air quality, dust, atmospheric emissions, effluent quality, groundwater and surface water. Mitigation measures were put in place to improve the process and avoid any non-conformance. The mine’s team of on-site environmental experts continuously monitor regulatory compliance in terms of approvals, permits, and observance of directives and requirements.

The original design of the waste rock pile was developed to accommodate approximately 326 Mt of mechanically placed waste rock requiring a total storage volume of approximately 161 Mm3. Some aspects of the Canadian Malartic Project have been modified since the mine tailings site and waste rock pile development plan was developed. Most notably, the Gouldie reserve was recently added to the operating sequence of the mine. The Gouldie reserve is located in the center of the initially planned footprint of the waste rock pile, making it necessary to revise the waste rock piling sequence in order to keep the Gouldie pit area available for mining. Taking into account certain basic assumptions, the current waste rock pile development sequence should accommodate a total of 59.2 Mm³ (121.3 Mt). From May 2011 to June 2014, 50 Mt of tailings from the process plant were deposited on the footprint of the old tailings of the East Malartic mine and its settling pond. For the Canadian Malartic mine operations, the former tailings and settling pond were divided using waste rock inclusions to form seven (7) cells and a polishing pond. As of June 2014, the available space in the Tailings Management Facility (“TMF”) is about 100 Mt, corresponding to 5 years of operation at a nominal production rate of 20.075 Mt per year.

The existing polishing pond, adjacent to the tailings cells and located east of the TMF, is contained within the current authorized footprint of the TMF. This pond will be later used as a cell to store tailings. Before using this pond, the Canadian Malartic mine plans to build a new polishing pond east of dyke A, the eastern limit of the Southeast Pond. The existing polishing pond, converted into a tailings cell, will be the 8th cell of the TMF with an estimated capacity of 48 Mt adding 2.5 years to the TMF capacity for a total of 148 Mt and 7.5 years of operation. The total capacity of the current TMF is therefore estimated at 198 Mt. The expansion of the open-pit, with the production of the Barnat pit, will increase to 342 Mt the total amount of tailings to manage, requiring an additional 144 Mt in tailings storage capacity. The plan is to store tailings in an extended tailings facility and in the Canadian Malartic pit at the end of its operations. According to the mining plan, at the end of mine life, 50 to 100 Mt of tailings will be deposited in the pit. The rest of the tailings, a minimum of 59 and a maximum of 109 Mt, will be deposited in the extended tailings facility.

Regulatory approval for the proposed tailings deposition in the Canadian Malartic pit and the expansion of the current authorized tailings area are part of the approval process for the Canadian Malartic pit extension (Barnat deposit) subject to the environmental impact assessment (EIA) process of the Québec Environmental Protection Act (section IV.1 of chapter 1). The EIA is currently underway. Golder is designing the tailings extension component and is preparing a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimum environmental risk.

An annual hydrological site balance is maintained to provide a yearly estimation of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic mining site during an average climatic year (in terms of precipitation). Results of this hydrological balance indicate that excess water from the Southeast Pond will eventually need to be released into the environment. A water treatment plant is currently under construction to ensure that in the short and medium term the water to be released to the environment will meet water quality requirements at all times. Moreover, adding a treatment plant will greatly reduce the risks associated with surface water management and will add flexibility to the system.

Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste dump, vegetating the surrounding area, dismantling the plant and associated infrastructure, and performing environmental inspection and monitoring for a period of 10 years. The reclamation and closure cost is estimated at $51.5 million and includes the following (all amounts in Canadian dollars):

Tailings facility and waste dump	$31.45 M
Water management facilities	$3.22 M
Contaminated soil and pit closure	$7.87 M
Dismantling of complex	$4.92 M
Environmental inspection and monitoring	$4.04 M
Total	$51.50 M

Community

Since the project was first announced, various communication and consultation activities have taken place within the community and with municipal and regional representatives. These activities can be grouped into three distinct themes: communication activities organized by Old Osisko, those organized by the Monitoring Committee, and consultations and surveys conducted within the context of the EIA. Canadian Malartic GP will continue with these communication and consultation activities.

Permitting

Environmental baseline, environmental data collection and assessment started in June 2007 to be used as a basis for the EIA. This process lasted until February 2008. The results of the study were published in the EIA study completed in August 2008.

In September, 2008, Canadian Malartic filed the EIA for the Canadian Malartic Project with the Ministère du Développement Durable, Environnement et Lutte contre les Changements Climatiques (“MDDELCC”). The EIA was reviewed and accepted by Québec governmental authorities who established its compliance with MDDELCC guidelines. The formal process of the Bureau d’audiences publiques sur l’environnement (“BAPE”) commenced on March 9, 2009 and on July 9, 2009, the MDDELCC published the report on the public inquiry and hearings. The report concluded that the Canadian Malartic Project could be authorized under certain conditions including the implementation of certain monitoring programs, and the deposit of financial guarantees sufficient to ensure that the Canadian Malartic project could be carried out in a sustainable development perspective. On August 20, 2009, the Conseil des ministres du Québec approved the order in council (Decree No. 914-2009) authorizing the construction of the Canadian Malartic mine.

As of December 31, 2010, the Canadian Malartic mine had received all formal government permits required for its construction and related activities, with the exception of the authorization for the mill and mine operations. The official certificate of authorization for the mill and operations was granted on March 31, 2011, at which point the Canadian Malartic mine was fully permitted.

On February 26, 2014 the Government of Québec adopted a decree authorizing the mining of the Gouldie deposit, which allowed pre-stripping work to proceed.

Canadian Malartic GP continues the collaboration with Québec’s Ministry of Transport and the town of Malartic on a project to deviate a portion of Highway 117 in order to gain access to the higher grade Barnat deposit, which is expected to provide mill feed for the continuation of the Canadian Malartic operation. The final design and mine plan has been completed, the EIA is expected to be submitted to the authorities in the fourth quarter of 2014, and at that time a request for public hearings will be made by the Canadian Malartic GP.

Update on Canadian Malartic

Agnico’s and Yamana’s News Releases – February 11, 2015

On February 11, 2015, Agnico and Yamana issued updating press releases.

By the second half of 2015, mill throughput at the Canadian Malartic mine is expected to reach its design capacity of 55,000 tpd (partly contingent upon updating the existing operating permits), which should result in higher production levels. Efforts are also underway to optimize the life-of-mine plan and further improve productivity and reduce costs.

Forecast

Canadian Malartic Forecast (100% basis)	2014	2015	2016	2017
Current Guidance (oz)	286,016 (actual)	560,000	580,000	580,000

At Canadian Malartic mine, the current crushing circuit has a nameplate capacity of 55,000 tpd. Throughput levels are forecast to be approximately 52,500 tpd in the first half of 2015, increasing to approximately 55,000 tpd in the second half of 2015. Production at the Canadian Malartic mine is forecast to be approximately 560,000. The potential second half increase in throughput in 2015 is partly contingent upon updating the existing operating permits. Forecasts for 2016 and 2017 assume a daily throughput rate of approximately 55,000 tpd.

Gold Reserves (100%)

2014 Gold Reserves	Proven & Probable	Average Gold Reserve
	Reserve (000s gold ounces)	Grade (g/t)
Canadian Malartic	8,658	1.06

* Figures presented in the table have been rounded to the nearest thousand.

The Canadian Malartic GP has estimated the mine’s current reserves using the following parameters:
US$1,300/ounce gold and a C$/US$ exchange rate of 1.10.

Year-end Reserves and Resources

The following table outlines the year-end 2014 reserves and resources of the properties acquired by Canadian Malartic GP under the Agnico-Yamana Arrangement in June 2014:

Category/Property	Gold grade (g/t gold)	Gold (000 oz)	Tonnes (000)
Reserves
Proven Reserves Canadian Malartic mine (open pit)	0.92	1,472	49,938
Probable Reserves Canadian Malartic mine (open pit)	1.10	7,186	203,956
Total Proven & Probable reserves	1.06	8,658	259,894
Measured Resources
Canadian Malartic mine (open pit)	0.84	154	5,686
Hammond Reef project (open pit)	0.70	3,724	165,662
Subtotal Measured Resources	0.70	3,878	171,348
Indicated Resources
Canadian Malartic mine (open pit)	0.85	1,782	65,416
Upper Beaver project (underground)	7.00	1,444	6,420
Hammond Reef project (open pit)	0.57	776	42,754
Subtotal Indicated Resources	1.09	4,004	114,592
Subtotal Canadian Malartic M&I Resources	0.85	1,936	71,104
Subtotal Hammond Reef M&I Resources	0.67	4,500	208,416
Total Measured and Indicated Resources	0.86	7,880	285,940
Inferred Resources
Canadian Malartic mine (open pit)	0.76	1,112	45,310
Upper Beaver project (open pit)	1.99	250	3,914
Upper Beaver project (underground)	4.66	796	5,308
Subtotal Upper Beaver project	3.53	1,046	9,220
Hammond Reef project (open pit)	0.74	12	500
Total Inferred Resources	1.23	2,170	55,032

The Canadian Malartic mine reserves were estimated in the method described in the June 16, 2014 Canadian Malartic technical report using the assumptions of $1,300/oz gold and a C$/US$ exchange rate of 1.10. The Hammond Reef project resources were estimated using the assumptions of $1,400 per ounce gold and a 0.32 g/t gold cut-off grade for the West Pit and a 0.34 g/t gold cut-off grade for the East Pit. The Upper Beaver deposit is in the Kirkland Lake project; its resources were estimated using the assumptions of $1,200 per ounce gold, $3.00/pound copper and a C$/US$ exchange rate of 1.08. Underground resources at Upper Beaver use a cutoff grade of 2.5 g/t gold- equivalent, and metallurgical recoveries for gold and copper of 95% and 90%, respectively.

New Quarterly Record for MillThroughput

During the fourth quarter of 2014, the Canadian Malartic mill processed an average of 53,232 tpd, which was a new quarterly record. Minesite costs per tonne were lower than budget at approximately C$19 (excluding royalties) as throughput improved and optimization efforts continued. The fourth quarter included a five day scheduled shutdown for mill maintenance.

Throughput in the second half of 2014 averaged approximately 53,000 tpd, compared to approximately 49,500 tpd in the first half of 2014. This improvement in throughput is largely due to productivity improvements made by Canadian Malartic GP since June 2014.

Optimization Efforts Continuing

Since acquiring the mine in June 2014, Canadian Malartic GP has been looking at a variety of ways to optimize the operations. The current crushing circuit has a nameplate capacity of 55,000 tpd. Throughput levels are forecast to be approximately 52,500 tpd in the first half of 2015, increasing to approximately 55,000 tpd in the second half of 2015.

Production at Canadian Malartic is forecast to be approximately 560,000 in 2015. The potential second half increase in throughput in 2015 is partly contingent upon updating the existing operating permits.

The study evaluating increasing throughput rates to 60,000 tpd has been put on hold until the 55,000 tpd pre-crushing throughput level has been consistently achieved.

Ounce reconciliation with the block model continues to be positive (3% to 4% higher) and is an opportunity provide additional production flexibility going forward.

MATERIAL MINERAL PROJECT – THE ÉLÉONORE NSR

Pursuant to the terms of a royalty agreement dated March 31, 2006 and amended on May 12, 2014, between Goldcorp Inc. (“Goldcorp”), Old Virginia (now Les Mines Opinaca Ltée, a wholly-owned subsidiary of Goldcorp) and Virginia (the “Éléonore NSR Agreement”), Osisko James Bay Exploration holds a perpetual sliding-scale production royalty calculated on the net smelter returns (“NSR”) from all production from the Éléonore Project (the “Éléonore NSR”).

The percentage applicable for gold is (a) set at 2.0% on the first three million ounces of gold; (b) increases by 0.25% per million ounces thereafter; (c) is subject to a 10% increase if the spot gold price is above US$500 per ounce; and (d) will not be higher than 3.5% .

Royalty Percentage Relative to the Total Ounces of Gold Produced from the Éléonore Project
Royalty Percentage	Gold Ounces Produced from the Éléonore Project
2.0%	On the first three (3) million ounces
2.25%	On the cumulative ounces produced between 3 million ounces and 4 million ounces
+ 0.25%	For every additional million ounces of gold produced above 4 million ounces
Royalty Percentage Relative to the Price of Gold
The applicable Royalty Percentage less 10% of applicable Royalty Percentage	If price of gold less than or equal to US$350 / ounce
The applicable Royalty Percentage less 5% of applicable Royalty Percentage	If price of gold greater than US$350 / ounce but less than or equal to US$400 / ounce
The applicable Royalty Percentage	If price of gold greater than US$400 / ounce but less than or equal to US$450 / ounce
The applicable Royalty Percentage plus 5% of applicable Royalty Percentage	If price of gold greater than US$450 / ounce but less than or equal to US$500 / ounce
The applicable Royalty Percentage plus 10% of applicable Royalty Percentage	If price of gold greater than US$500 / ounce

The aggregate production royalty in respect of all precious metals other than gold is 2% NSR. The aggregate production royalty in respect of other minerals is 2% NSR.

Considering that Opinaca has not brought the Éléonore Project into commercial production within 36 months, Virginia received, in accordance with the terms of the Éléonore NSR Agreement, advance royalty payments of US$100,000 per month, up to US$5,000,000.

All payments pursuant to the Éléonore NSR Agreement must be paid in United States dollars. Virginia may elect to receive payment of the Éléonore NSR on precious metals as an in-kind credit. Virginia may not assign all of its rights in the Éléonore NSR unless certain conditions are satisfied.

A deed of hypothec was entered into hypothecating the Éléonore Project (including the land, the buildings that are or will be erected thereon, and the property that is or will be, by accession or otherwise, incorporated into, united with, or attached or joined to the immovable) in favour of Virginia and securing payment of the Éléonore NSR, subject to certain terms and conditions.

The information set out below is based on a technical report in accordance with NI 43-101 entitled “Éléonore Gold Project, Québec, Canada, NI 43-101 Technical Report” (the “Éléonore Report”) dated March 27, 2014 with an effective date of January 26, 2014. Readers should consult the Éléonore Report to obtain further particulars regarding the Éléonore Project. The Éléonore Report is available for review under Goldcorp’s profile on SEDAR at www.sedar.com.

The technical information contained in this section has been reviewed and approved by Paul Archer, M.Sc. Ing., who is a “qualified person” for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Éléonore Report. The Éléonore Report is not and shall not be deemed to be incorporated by reference in this Annual Information Form.

Information Contained in this Section

Except where otherwise stated, the disclosure in this section relating to operations on the Éléonore Project is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at February 18, 2015 (except where stated otherwise), and none of this information has been independently verified by Osisko. Specifically, as a royalty holder, Osisko has limited, if any, access to properties included in its asset portfolio. Additionally, Osisko may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Osisko is dependent on the operators of the properties and their qualified persons to provide information to Osisko or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Osisko holds royalty interests and generally has limited or no ability to independently verify such information. Although Osisko does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Osisko’s royalty interest. Osisko’s royalty interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property.

Project Description and Location

The Éléonore Project is located in the Lake Ell area, in the north-eastern part of the Opinaca Reservoir of the James Bay region, in the Province of Québec, Canada. The Éléonore Project is located approximately 350 kilometres north of the towns of Matagami and Chibougamau, and 825 kilometres north of Montréal. The Éléonore Project comprises 369 contiguous claims totalling 19,274 hectares. The claims are 100% owned by Les Mines Opinaca Ltée (“Opinaca”). A block of four claims totalling 208 hectares located in the central area of the property was purchased in 2011 by Goldcorp through an agreement with Wemindji Exploration, and are 100% owned by Opinaca. The Éléonore Project hosts the Roberto gold deposit, which consists of the Roberto, East Roberto, and Zone du Lac lenses. The Roberto deposit is located under the Opinaca Reservoir. Claims are map-staked and not surveyed on the ground and are valid for a two year period and can be renewed every two years. Renewal fees are $127 per claim if renewed 60 days before the expiry date and $254 if renewed within 60 days of the expiry date. In order to maintain tenure, an exploration work equivalent ranging from $135 to $2,500 per claim is required depending on the number of renewals previously granted. The 284-hectare mining lease covering the Roberto deposit was signed by the Minister of Natural Resources of Québec on February 21, 2014.

The Éléonore Project is located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Québec government and subject to the James Bay and Northern Québec Agreement. Surface leases were obtained from the Ministry of Natural Resources for all infrastructures planned for the Éléonore Project.

In addition to the royalty payable to Virginia, already described above, an annual payment is also required to be made to the Cree Nation under the Opinagow Collaboration Agreement.

The Project is not required to be evaluated under the federal environmental process, and has achieved provincial permitting under Chapter II of the Environmental Quality Act (Québec) for a project located north of the 49th parallel. An environmental impact and social assessment has been carried out, subject to consultation with the Cree Nation, local communities and the general public and a Global Certificate of Authorization was obtained in November, 2011. Many other certificates of approval were also granted under the Environmental Quality Act (Québec), which allowed Goldcorp to proceed with the construction of various infrastructure.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The closest towns to the Éléonore Project are Matagami and Chibougamau which are both located approximately 350 kilometres to the south. A permanent road with two permanent bridges has been completed, extending from the Sarcelle hydroelectric facility to the Éléonore Project. The Sarcelle station can be reached via a 40-kilometre gravel road, starting at the 396 kilometre marker along the James Bay Highway. All of the material, supplies, and food for the construction and operational phases will be transported along this access route. Workers are brought on site via a permanent year-round air strip located approximately 1.5 kilometres north of the camp.

Climate

The climate of the Éléonore Project area is typical of Northern Canada and is a temperate to sub-arctic climate. Average summer temperatures between June and September vary between 10 degrees Celsius and 25 degrees Celsius during the day, and five degrees Celsius and 15 degrees Celsius at night. Winters can be cold, with temperatures from -60 degrees Celsius and -10 degrees Celsius. Precipitation varies throughout the year, reaching an average of two metres annually. Exploration activities are currently conducted year-round, but can be temporarily halted during spring thaw and fall freeze-up. Mining activities are expected to be conducted year-round.

Local Resources and Infrastructure

The James Bay region is surrounded by extensive hydroelectric facilities and associated infrastructure, the closest of which are the Sarcelle hydroelectric facility located 40 kilometres due west of the Éléonore Project on the Opinaca Reservoir and the Eastmain Dam located 70 kilometres to the south. The new main 120/25 kilovolt substation was designed taking into consideration redundancy, labour and transport costs, as well as the geographic location and total substation life expectancy (15 to 25 years). This substation has been in operation since 2013 to support further mine site development and consists of one 120 kilovolt overhead incoming with two 120/25 kilovolt 40/53/66.6 MVA oil step-down transformers. A waste/ore rock pad, with a volume of 800,000 cubic metres, was built for stockpiling rocks to support underground development activities and provide ore inventory for the process plant commissioning. Another waste rock pad of 900,000 cubic metres was built into the tailings management facility to support the underground development during the ramp-up period. The tailings area will be fully lined and the filtered tailings will be trucked five kilometres to the tailings area which will have a surface area of 80 hectares. The tailings design envisages storage capacity of approximately 26 million tonnes. This is sufficient for the current life-of-mine.

Physiography

The physiography of the region is typical of the Canadian Shield and includes many lakes, swamps and rivers. Outcrop is limited, due to the presence of swamps and glacial deposits. The area is characterized by a gently undulating peneplain relief. The elevation of the few hills of this rolling landscape ranges from 215 metres to 300 metres above sea level. The area is drained by Lake Ell, which is itself part of the Opinaca Reservoir. Vegetation is typical of taiga and includes sparse spruce forests separated by large swampy areas devoid of trees.

History

The first recorded exploration in the Éléonore Project area was by Noranda Inc. (“Noranda”), in 1964. Noranda identified a copper showing located within the Ell Lake diorite intrusion. In 2001, Virginia completed regional reconnaissance grab and channel sampling around Noranda’s Ell Lake copper showing; this work identified a number of new showings. A series of mineralized corridors consisting of stockworked gold and chalcopyrite-bearing quartz veinlets were outlined within dioritic to tonalitic intrusions. In addition, a number of mineralized and partially-rounded erratic blocks, located about 300 metres from the mineralized corridors, returned significantly elevated copper, gold, and silver values.

Ground magnetic and inverse polarization/resistivity geophysical surveys were completed in 2002 and resulted in the discovery of several new gold-copper-silver occurrences in the diorite intrusion. During the program, an intensely-altered boulder of quartzo-feldspathic metasediments with disseminated arsenopyrite and pyrrhotite was identified. Subsequent investigation of this boulder and the glacial train in the area indicated that the source area was located a few kilometres to the northeast along the contact zone between the diorite intrusion and a cluster of quartzo-feldspathic sediments lying directly north of the intrusion. Additional ground geophysical surveys, including IP/resistivity, magnetics and Hummingbird electromagnetic were performed from 2003 to 2004. A soil geochemical Modified Mercalli Intensities survey was also conducted.

In late 2003, prospecting and reconnaissance mapping were completed ahead of mechanical trenching. The trenches were excavated to test geological, geophysical, and geochemical targets. Grab and channel sampling of the trenches indicated anomalous gold values of over one gram per tonne. The program also identified additional gold occurrences in the diorite intrusion in the southwest portion of the grid.

A helicopter-borne, detailed magnetic survey was carried out in early February 2004 over the northern half of the Ell Lake intrusion and the cluster of metasediments lying to the north.

From June to August 2004, additional trenching was performed on the Roberto Zone. Virginia commenced core drilling in September 2005 and by November 2005 a total of 247 core holes had been drilled. Drilling completed by Virginia successfully extended the mineralization found at surface to a depth of 800 metres below surface. It also extended the mineralization beyond the Roberto Peninsula into the James Bay area and on the north shore of Ell Lake as well as to the south. In January 2005, Virginia carried out an IP survey that covered a total of 226.3 line kilometres on the northeastern side of Ell Lake. The survey was performed by Geosig Inc. Also in 2005, a large B-horizon survey encompassing a portion of the property was completed. A total of 1,244 samples were taken at a spacing of 50 metres along lines spaced between 500 metres and 1,000 metres.

In 2006 a helicopter-borne magnetometer and electromagnetic VTEM survey (time domain) with an in-loop configuration was flown over the entire Éléonore Project. The survey was conducted by Geotech Ltd. and totalled 3,123.5 line kilometres. Line spacing was 75 metres and the survey was oriented at 360 degrees north. A more detailed survey was conducted over the Roberto deposit area with line spacing of 50 metres, which was oriented at 90 degrees north. The anomalies located inside the reservoir are large weak conductors and are interpreted to be related to the strong concentration of conductive superficial sediments found in the reservoir. The long anomalies located to the east of Roberto are interpreted to be caused by sediments, such as iron formation and or argillitic sequences that have significant sulphide concentrations. Some of the exploration drilling has since targeted some of the sediment-hosted anomalies and results indicate that they do not carry significant gold mineralization.

An in-principle agreement to acquire the Éléonore Project was reached between Goldcorp and Virginia in November 2005 followed by a buyout offer shortly thereafter. Goldcorp took control of the Éléonore Project on March 31, 2006. Since acquisition, Goldcorp has performed till sampling, lake-bottom sediment sampling, surface mapping and trenching, additional core drilling, Mineral Resource estimation and geological modelling.

Geological Setting

The Roberto deposit is located in Archaean rocks of the Superior Province of Canada in the transition zone between the Opinaca Sub-province and the La Grande Sub-province. The contact between the two sub-provinces is not well known and generally corresponds to regional-scale deformation zones and a sharp change in the metamorphic gradient. In some areas, the contact is masked by late intrusions of one or the other sub-province.

The Opinaca Subprovince basin is a sedimentary basin dominated by migmatized paragneisses and diatexites from the Laguiche Complex and intruded by syn to post-tectonic tonalite, granodiorite, granite and pegmatite intrusions from the Janin and Boyd instrusive suites. The metamorphic grade increases from amphibolites facies near the margins to granulite facies toward the center of the basin. The paragneisses are strongly metamorphosed and folded rocks that retained few of their original structures.

The “S-shaped” La Grande Sub-province surrounds the Opinaca Sub-province on its west and north sides, spanning a distance of 450 kilometres in the east-west direction and of 250 kilometres in the north-south direction. The La Grande Sub-province is an assemblage of volcano-plutonic rocks composed of 85% intrusive rocks and 15% volcano-sedimentary units, the latest forming the volcano-sedimentary units of the La Grande River and Eastmain River green belts. These assemblages overlay an older tonalitic basement. Metamorphic grade increases from the greenschist facies to the amphibolites facies toward the contact with the Opinaca Sub-province. The Éléonore Project is overlain by rocks of the Eastmain Group of the La Grande Sub-province. At its base, the Eastmain Group consists of the Bernou Formation and the Kasak Formation, which are composed of basalts and intermediate to felsic tuff.

Regional faults are mainly present in the La Grande Sub-province and are oriented north-south, east-west, northwest-southeast, and northwest-southeast. In outcrop, the faults can be recognized by either a strong tectonic banding or by the presence of intense shear zones with mylonitization. In the Opinaca Sub-province, faults and shear zones are mainly located along fold limbs.

The Éléonore Project straddles the contact between the Opinaca and La Grande sub-provinces. The contact is located in the northeastern corner of the property along a north-westerly trend that is defined by a strong shear zone, a change in the magnetic grain, and an increase in the metamorphic gradient. The Éléonore Project is hosted in Achaean-age rocks of a volcano-sedimentary greenstone belt developed near the contact between the Opinaca and La Grande sub-provinces of the Superior Province. Rock units from the Opinaca Sub-province occur in the northeastern corner of the Éléonore Project area. Lithologies are dominated by granite, granodiorites and heterogeneous assemblages of pegmatites, tonalites and granites from the Janin Intrusive Suite intermixed with partially migmatized paragneiss from the Laguiche Complex. The structural grain is oriented in a north-westerly direction evolving to an east-west grain toward the east part of the Éléonore Project area.

Exploration

Virginia performed several mapping and sampling programs from 2001 to 2005. Systematic sampling and detailed mapping in 2002 near the Ell Lake showing led to the discovery of a sulphide-bearing, quartzo-feldspathic metasedimentary boulder that returned high gold values on assay. Prospecting and reconnaissance mapping successfully exposed surface outcrops of alteration zones and gold mineralization.

Since the acquisition of the Éléonore Project, Goldcorp has performed additional geological mapping, core drilling, metallurgical test work, Mineral Resource and Mineral Reserve estimates, baseline environmental, geotechnical and hydrological studies, and a pre-feasibility study on the Éléonore Project. The coordinate system used for all of the exploration, drilling and support of Mineral Resource and Mineral Reserve data is the Universal Transverse Mercator coordinate system using the North American datum of 1983.

From the summer of 2006 to 2011, small mapping and sampling programs have been carried out by Goldcorp at 1:20,000 scale in various areas of the Éléonore Project. During this period, more than 1,000 outcrops were visited and sampled by Goldcorp geologists. A till sampling survey was completed under the supervision of Rémi Charbonneau of Inlandsis during the summer of 2008, covering the Éléonore Project and consisted of a total of 496 samples collected at 100 metre to 200-metre spacing along lines distributed at every one to 1.5 kilometres. The program outlined six exploration targets, named sectors A to H. The highest priority targets were considered to be Sector A, which is up-ice from the Roberto deposit, and Sector B, which has two distinct dispersal trains. Sector E was the third-ranked target, located five kilometres down-ice from the Roberto deposit, where till sampling suggested the potential of gold mineralization due to the abundance of pristine-shaped visible gold grains, counts of five to 20 scheelite grains, high-grade gold results and associated Sb, Sn and Cu anomalies.

A surface IP survey was conducted totalling approximately 21.3 kilometres between 2007 and 2008 on the Roberto deposit area. TMC Geophysique from Val d’Or completed six lines for 5.7 kilometres in 2007 and the survey was completed in 2008 by Geosig Inc. of Québec, which completed 12 lines for 15.6 kilometres. The survey was successful in identifying anomalies related to the Roberto mineralization and the pole-dipole configuration with 50 metre spaced electrodes is the recommended configuration for future surveys.

A lake-bottom sediment sampling survey was completed over the northern portion of the Opinaca Reservoir during the summer of 2010. A total of 653 samples collected with 75-metre to 100-metre spacing along north-south lines distributed every 200 metres to 300 metres. The samples were submitted to multi-element analysis by Metal Mobile Ion partial dissolution, followed by sensitive ICP-MS determination. The survey revealed three sectors of interest including Southeast Roberto, Old Camp and North sector.

The main focus of the exploration activities on the Éléonore Project have been focus on advancing the Roberto deposit to a development decision, and therefore the Éléonore concession has not been subject to significant exploration work in the last six years. However, high-quality exploration targets exist, near both the Roberto deposit and on other parts of the concession and these warrant further investigation on the Éléonore Project other than drilling. Since 2013, the Gaumond shaft has provided a drill base for additional work on the deposit at depth.

Mineralization

The Roberto deposit represents a clastic sediment-hosted, stockwork-disseminated gold deposit in an orogenic setting. It is an atypical deposit that displays some of the characteristics associated with the Greenstone-hosted quartz-carbonate vein deposits of the Geological Survey of Canada.

Rock units belonging to the La Grande Sub-province make up most of the Éléonore Project area west of the contact and host the Roberto deposit. Lithologies are dominated by metasedimentary units of the Low Formation and include conglomerates, greywackes, arenites and cherts. Discordantly overlying the Low Formation are basalts and intermediate to felsic tuff units of the Kasak Formation. These units are folded in a large northeast-trending 10 kilometre long open F1 fold. The Ell Lake diorite intrusion, also 10 kilometres long, occupies the centre of the Éléonore Project, more or less along the centre of the large fold structure. The Roberto deposit is hosted in polydeformed greywacke units in contact with aluminosilicate-bearing greywacke and thin conglomerate units. The 1.9 kilometre long crescent shape of the deposit is the result of F2 folding.

To date, mineralization has been intersected a vertical depth of 1,400 metres. Gold-bearing zones are generally five to six metres in true thicknesses, varying from two metres to more than 20 metres locally. The mineralized zones are folded with increased thicknesses in the hinge of the folds while limbs are fairly straight and continuous. All zones are still open at depth. The numerous sub-parallel mineralized zones are characterized by gold-bearing, quartz-dravite-arsenopyrite veinlets, contained within quartz-microcline-biotite-dravite-arsenopyrite-pyrrhotite auriferous replacement zones. The mineralized zones are visually recognizable. They are light to dark brown in colour due to microcline and tourmaline alterations, with generally abundant sulphide concentration. These darker colours differentiate the mineralized zones because the wall rocks are usually light to medium-grey and have a low sulphide content. Sulphide concentrations within the auriferous zones vary from two percent to five percent, with the main sulphides being arsenopyrite, pyrrhotite and pyrite. Relationships between the nearby diorite and pegmatite intrusions and the gold mineralization event are still unknown.

Drilling

At the end of 2013, a total of 1,878 surface and underground drill holes (approximately 597,625 metres) have been drilled on the property. Of these drill holes 348 (104,532 metres) were completed by Virginia and 1,530 (493,093 metres) by Goldcorp. All core diamond drilling completed on the property consists of wireline diamond drilling recovering NQ size (47.6 millimetres) drill core, except for definition drilling where BQ size (36.4 millimetres) is used. Since January 2013, exploration and delineation drilling is exclusively done from underground infrastructure.

Drilling has been conducted over the Roberto deposit on a 1,500 metre by 1,500 metre area. The drilling pattern was designed to sample the deposit orthogonally to the interpreted strike and dip of the gold mineralization. The majority of the core holes were drilled with an inclination varying between negative 45 degrees to negative 63 degrees. All core holes were drilled from surface on sections spaced approximately 25 metres apart in most parts of the deposit. Drill hole spacing of 25 metres by 25 metres is over the bulk of the ore-body to a depth of approximately 650 metres below surface. Between 650 metres and 850 metres below surface, borehole spacing is increased to roughly 50 metres by 50 metres. Below 850 metres, down to approximately 1,200 metres, a borehole spacing of 100 metres by 100 metres is usually observed. For definition drilling, drill hole spacing is generally 12.5 metres by 12.5 metres inside the existing 25 metre drill spacing as permitted by the mine development schedule.

True thickness interval lengths are defined as being perpendicular to the strike and dip of the mineralization at the point of bore hole intersection. It is the shortest distance between the hanging wall and the footwall points of intersection of the bore hole with respect to the strike and dip of the mineralization. Due to the irregular shape of the ore body, there is no predetermined angle for this.

The location of proposed drill hole collars is assessed using a Trimble GPS and marked with a picket. Front sights are implanted at 15 metres, 30 metres and 55 metres with the GPS and double-checked with a compass.

Drilling is visually aligned using the front sights. Upon completion of the final collar survey, the planned collar coordinates and the surveyed collar coordinates are compared and any discrepancies investigated. Down-hole surveys were carried out by the drill contractor for dip and deviation using a FlexIt instrument. During drilling, a single-shot test is taken approximately 15 metres past the casing to determine the initial drill orientation. Following this, single-shot tests are taken roughly every 60 to 100 metres at the end of drilling shifts. Although this instrument is subject to effects of magnetism in surrounding rock types, rocks underlying the Roberto deposit are very weakly magnetic.

Standardized logging forms and geological legends were developed for the Éléonore Project. Geotechnical logs were completed in sequence prior to the geological logging. Geological logging used standard procedures and collected information on mineralization, lithological breaks, alteration boundaries, and major structures. Drill cores are placed into wooden core boxes at the drill site. Drill core is retrieved from each drill site by Goldcorp employees or the drill contractor personnel at the end of every shift. All drill core is photographed. Core recovery is acceptable for all drill programs, and averages about 100% over the life of the Éléonore Project. Upon completion, drill hole collars were surveyed using a differential GPS instrument by a registered surveyor. Underground drill holes are surveyed using a Leica TS15 robotized station.

Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation, by running a software program check. Sample intervals were determined by the geological relationships observed in the core and vary between 0.3 metres and 1.5 metres. An attempt was made to terminate sample intervals at lithological and mineralization boundaries.

Sampling and Analysis

Exploration and infill core samples have been analyzed by a number of independent laboratories using industry-standard methods for gold analysis. Since January 2007, ALS Chemex in Val d’Or, Québec has been the primary laboratory, and has ISO 9001 certification and ISO/IEC 17025 accreditation through the SCC. Metallurgical testwork has been done at a number of laboratories, but was primarily performed by SGS. Sample preparation for samples that support Mineral Resource and Mineral Reserve estimation has followed a similar procedure for all Virginia and Goldcorp drill programs. The preparation procedure is in line with industry-standard methods for a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting.

Since mid-2007, drill cores have been systematically sampled from top to bottom. For in-fill drilling with 25 metre spacing or below, sampling is systematically done to complete the mineralized envelope with 7.5 metres on each side of the envelope. Sampling is designed to reflect the general geology, all significant alterations and significant mineralization found on the property. Sample lengths vary between 0.3 metres and 1.5 metres. Collecting specific gravity data was initiated after the Éléonore Project acquisition by Goldcorp. The data was collected by Goldcorp personnel and the protocol is as follows: once the geological logging is completed and before the core is sampled, pieces of about ten centimetres are measured, weighed dry and then wet and the data are recorded in the acQuire logging database and specific gravity is automatically calculated. A total of 15,369 measurements of specific gravity were completed. A measurement was taken in the middle of each mineralized zone greater than one metre and at three metres and six metres from the host rock. Point load tests were also taken on the same samples as well as every 50 metres along the borehole length. The specific gravity database contains 11,923 specific gravity results. A specific gravity of 2.77 was used for all veins. The specific gravity database is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the gold deposit and across the various rock types.

Samples were dried and crushed to better than 70% to 90% passing two millimetres. A split of the crushed material was then pulverized to 85% passing 75 nanometres. Gold assays were determined on a 50 gram sample using fire analysis followed by an atomic absorption spectroscopy (“AAS”) finish. For assay results equal or above three grams of gold per tonne, samples were re-assayed with a gravimetric finish. ALS Chemex reports an upper limit of ten grams of gold per tonne and a detection limit of 0.01 grams per tonne for AAS analyses. No other elements are routinely assayed. The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.

Exploration and infill core samples were analysed by independent laboratories using industry-standard methods for gold analysis. Virginia and Goldcorp maintained a QA/QC program for the Éléonore Project. This comprised submission of analytical SRMs, duplicate and blank samples. QA/QC submission rates meet industry-accepted standards of insertion rates. No material sample biases were identified by the QA/QC programs. The results of the QA/QC program did not indicate any problems with the analytical programs, therefore the drill core gold analyses from the core drilling are suitable for inclusion in Mineral Resource and Mineral Reserve estimation.

Data that were collected were subject to validation, using in-built program triggers that automatically checked data on upload to the database. Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards. Independent data audits have been conducted, and indicate that the sample collection and database entry procedures are acceptable.

Various external consultants and Goldcorp staff have engaged in data verification. The authors of the Éléonore Report consider that a reasonable level of verification has been completed by external consultants and dedicated database management staff, and that no material issues would have been left unidentified from the verification programs undertaken. The authors of the Éléonore Report have reviewed the appropriate reports, and are of the opinion that the data verification programs undertaken on the data collected from the Éléonore Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation.

Security of Samples

From the moment the core boxes are delivered to the core logging facility by the drilling contractor and up to their delivery to the laboratory, the samples remain in the custody of personnel under the direct supervision of Corporation personnel.

Sample shipping procedures changed slightly in January 2007, when a decision was made to increase the batch size from 24 to 50 samples. The individual plastic sample bags are sealed at the sampling facility with a stapler. The samples are bagged in sequence, in groups of five, and inserted into rice bags. A batch is made up of 50 samples, or ten rice bags. A group of six batches is assembled on a pallet for shipment for a total of 300 samples. A sample shipping form, with a unique identification number, detailing the contents of each batch is filled out by the core sampler. It is verified by the senior technician and entered in the acQuire logging database. The pallet is then wrapped with plastic and identified with the shipment number.

Once or twice a week, the samples are transported directly to the laboratory in Val d’Or in a locked truck with drivers employed by Goldcorp. The sample shipment form follows the shipment at all times and the transportation waybill is signed by the laboratory supervisor. A copy of the waybill is returned to the site and filed.

Sample security has relied upon the fact that the samples were always attended or locked in the logging facility. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Current sample storage procedures and storage areas are consistent with industry standards.

Mineral Reserve and Mineral Resource Estimates

The following table sets forth the estimated Mineral Reserves for the Éléonore Project as of December 31, 2013:

Proven and Probable Mineral Reserves(1)(2)(3)(4)

Category	Tonnes	Grade	Contained Metal
	(millions)	(grams per tonne)	(millions of ounces)
Proven	—	—	—
Probable	19.30	6.49	4.03
Proven + Probable	19.30	6.49	4.03
___________________________
(1)	The Mineral Reserves are classified as probable, and are based on the CIM Standards.

(2)

Based on a gold price of US$1,300 per ounce, an economic function that includes variable operating costs and metallurgical recoveries, and an exchange rate of C$/US$1.05. These assume processing costs of C$29.89 per tonne, mining operating costs of C$52.41 per tonne, site services costs of $8.76 per tonne and general and administrative costs of $20.45 per tonne, for a total life-of-mine estimated operating cost of C$111.51 per tonne.

(3)	Global cut-off grade of 3.0 grams per tonne.

(4)	Numbers may not add up due to rounding.

Factors that can affect the Mineral Reserve estimates are: low recovery at the mill because of a possible change in the hardness of the rock; more water infiltration from the surface or underground than expected; in situ stress in the rock; rock burst; deviations in drill holes necessary to support production may cause more dilution; paste backfill strength; stope dilution and recovery factors that are based on assumptions that will be reviewed after mining experience; stope stability is also an important factor with some stopes having considerable span and thickness; and changes in commodity price and exchange rate assumptions.

The following table sets forth the estimated Mineral Resources for the Éléonore Project as of December 31, 2013:

Measured and Indicated Mineral Resources
(excluding Proven and Probable Mineral Reserves) (1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)

Category	Tonnes	Grade	Contained Metal
	(millions)	(grams per tonne)	(millions of ounces)
Measured	—	—	—
Indicated	—	—	—
Measured + Indicated	—	—	—
Inferred	13.25	9.63	4.10
___________________________
(1)	The Mineral Resources are classified as inferred, and are based on the CIM Standards.

(2)

The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

(3)	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(4)	While the results are presented undiluted and in situ, the reported Mineral Resources are considered to have reasonable prospects for economic extraction.

(5)

The resource was estimated using Vulcan 8.2. Mineral Resources are based on a total of 839 core drill holes and 143 surface channels, totalling 147,390 assay results, collected between September 2004 and September 5, 2013.

(6)	A minimum true thickness of 2.5 metres was applied for the Upper Mine and 1.0 metre for the lower mine, using the grade of the adjacent material when assayed or a value of zero when not assayed.

(7)

Supported by statistical analysis and the high grade distribution within the deposit, a top cut varying from 45 grams per tonne and 100 grams per tonne (7grams per tonne for the dilution envelope) was applied to assay grades prior to compositing grades for interpolation into model blocks using Ordinary Krigging and ID3 methods, and was based on 2 metre composites within a block model made of 5 metre long x 5 metre wide x 5 metre high blocks.

(8)	Three passes for each of the geological zones were used for interpolation.

(9)	A bulk density of 2.77 grams per cubic centimetre was used for all types of lithological material in the block model.

(10)

Mineral Resources are reported using a three grams per tonne gold cut-off grade, which is based on assumptions of a US$1,300 per ounce gold price, long-hole stoping underground mining methods, a total mining cost of C$111.5 per tonne (mining: C$52.41 per tonne; processing: C$29.89 per tonne; services: C$8.76 per tonne; and general and administrative costs of C$20.45 per tonne), an exchange rate of C$/US$1.05 and a life-of-mine metallurgical recovery of 93.5% .

(11)	Ounce (troy) = metric tonnes x grade / 31.10348. Calculations used metric units (metres, tonnes and grams per tonne).

(12)	Numbers may not add up due to rounding.

All Indicated Mineral Resources were promoted to Probable Mineral Reserves and are therefore absent from the current Mineral Resource estimate. Diamond drilling is underway on the Éléonore Project to convert the actual and growing Inferred Mineral Resources to Indicated Mineral Resources; as at the date of the Éléonore Report, if the program is proved successful and grade consistent with actual resource, it is possible that this work could increase the life-of-mine Mineral Reserves by approximately five years.

Key areas of uncertainty that may materially impact the Mineral Resource estimate include: commodity price assumptions; metal recovery assumptions; hydrological constraints; and rock mechanics (geotechnical) constraints.

In order to classify the Mineral Resources as Measured Mineral Resources, an average diamond drill hold spacing of 12.5 metres must be used and samples must come from a minimum of three drill holes or underground development of mineralization. At the date that the Éléonore Report was compiled, these requirements were not achieved expect in a few rare instances.

Mining Operations

The selected mining method will consist of long-hole stoping (down-hole drilling) on longitudinal retreat with consolidated backfill and primary and secondary transverse stoping (Open stope). Paste backfill mixed with crushed waste rock is envisioned. For mine scheduling purposes, the vertical extent of the ore-body was subdivided into two parts: the upper part of the ore-body located between 55 metres and 650 metres below surface (between the 55 and the 650 Levels), and the lower part of the ore-body below a depth of 650 metres and 1,130 metres below surface. Dividing the ore-body into two parts will accelerate the production start-up. Initial production will be at the nominal rate of 3,500 tonnes per day of ore, with two mining horizons on the 440 and 650 Levels. Subsequently, the 230, 860 and 1,040 Levels will be put into production. Studies to increase and sustain production rate will be conducted as more drilling information becomes available. Based on the current Mineral Reserves, the planned operation has a ten year mine life. The production is expected to reach 7,000 tonnes per day for at least four years. One production shaft and one surface decline are progressing well, while the exploration shaft (Gaumond shaft) has been completed to 715 metres deep and has a diameter of seven metres. The Gaumond shaft was used to develop the 650 Level, to provide an exploration drilling platform for the deeper portion of the ore body, and to ensure an initial production rate of 3,500 tonnes per day, with the potential to reach 7,000 tonnes per day. The surface ramp will accelerate development on the levels. All the material that will come from levels deeper than the 650 Level will be brought to the loading station on the 650 Level by trucks via the ramp until the production shaft is completed. The production shaft is currently in development. It is expected to improve production efficiency in the lower mine (below the 860 Level).

The Gaumond exploration shaft has a nominal 3,500 tonnes per day ore-hoisting capacity and a maximum hoisting capacity of 7,000 tonnes per day. Goldcorp is excavating a second shaft, which is expected to have a nominal 8,500 tonnes per day hoisting capacity. The objective is to transfer all of the ore handling system to the production shaft during ore production from the lower mine. The Gaumond shaft will be used as the main ventilation raise. The current plant is designed for a throughput of 3,500 tonnes per day, with a ramp-up period from 2015 to 2017, to reach an expected 7,000 tonnes per day in 2017. However, Goldcorp has designed the plant to be able to expand to 7,000 tonnes per day earlier in the production mine life, if Inferred Mineral Resources can be upgraded to Mineral Reserves. The mill will be designed to operate at 7,000 tonnes per day for 365 days per year. The primary crusher, the secondary crusher and the tertiary crushers will be located at surface. The tailings design envisages a storage capacity of 26 million tonnes. There is potential to extend the mine life, and potentially sustain the 7,000 tonnes per day throughput rate, if some or all of the Inferred Mineral Resources identified within the life-of-mine production plan can be upgraded to higher Mineral Resource categories, and eventually to Mineral Reserves. Mineralization remains open at depth, with the deepest drill hole encountering mineralization at 1,400 metres depth; the current mine plan extends to 1,130 metres depth. The strategy is to initiate underground drilling from the Gaumond exploration shaft and exploration ramp to delineate sufficient additional mineralization to support increases in the Mineral Resource estimate and eventual disclosure of Mineral Reserves so that hoisting and plant capacity can be fully utilized and the current mine life can be extended. The process plant availability was established at 95% based on performance of similar operations with the same type of comminution circuit. The process flowsheet is standard, consisting of three stages of crushing, grinding, gravity concentration, sulphides flotation, cyanide leaching, and gold recovery in a carbon-in-pulp circuit.

The site had the following infrastructure as at the date of the Éléonore Report: airport with illuminated runway; Gaumond shaft (presently in service); surface ramp (completed between surface and 650 metre Level); production shaft (sinking in process); process facilities (under construction); water treatment plant (under construction); tailings management facility; administration, warehouse and garage buildings (under construction); accommodation at the permanent camp (403 rooms); accommodation camps for construction component (777 rooms); and cafeteria. Water management is critical for success, as the deposit is located directly under the Opinaca Reservoir.

Currently, no mining is planned above 55 metres in order to mitigate risks associated with potential water inflow from the Opinaca Reservoir and to respect the preliminary recommendation for the dimensions of the surface crown pillar. Due to the presence of open sub-horizontal decompression joints encountered mainly within the first 150 metres below surface, coupled with the proximity of the reservoir, management of ground water infiltration is considered paramount for the successful project implementation.

An 11,000 cubic metre per day dewatering system was selected to handle the expected peak water inflow into the mine and is expected to be in operation shortly. The system can be upgraded easily. The reclamation work will take place over a period of about two to three years (excluding monitoring) after completion of mining activities. A bond representing 100% of the planned cost of restoration was delivered to the ministry in February, 2014. A mining reclamation plan was prepared and approved by the Ministry of Natural Resources on November 28, 2013. Closure costs are estimated at $40.1 million, which includes provision for dismantling and removal of infrastructure, the remediation of water ponds, the tailings storage facility and the waste rock facility, soil and waste management, indirect costs and post-closure monitoring and contingency.

In 2013, Golder Paste Tec was mandated to test the tailings from the Éléonore Project. The results of the previous testing programs were presented in 2010, in which the dewatering, rheological and unconfined compressive strength (“UCS”) properties of the tailings were assessed. The 2013 testing program consisted of expanding on the UCS testwork, providing additional information with which to optimize the paste backfill mix recipes by varying the constituents (binder (90/10), flotation tails, fine sulphide concentrate and aggregate). In addition, rheological characterization and a small flow loop test were added to assess the anticipated flow properties of a paste aggregate fill mixture. This program demonstrated that the aggregate addition in the paste has a positive impact on the binder consumption. The paste backfill composition needs to be optimized during operations, but the results established an initial paste backfill composition of 17.5% aggregate, 12% fine sulphide concentrate, 3.5% binder and 67% flotation tails.

At the time of the Éléonore Report, production was expected to commence in October 2014 and was expected to be the nominal rate of 3,500 tonnes per day, based on at least two independent mining horizons on the 440 and 650 Levels. For the first two years of production only the upper part of the mine will be in production. A third mining front may be subsequently started on the 230 Level. In the beginning of the third year, it is expected that sufficient infrastructure will allow exploitation of the 860 and 1,040 Levels. Exploration drilling from underground will be conducted to test for additional mineralization. The estimated mine life is ten years. Goldcorp’s bullion is sold on the spot market by Goldcorp’s in-house marketing experts. It is expected that the same process will be used for the gold produced at the Éléonore Project. The terms contained within the sales contracts are typical and consistent with standard industry practices, and are similar to contracts for the supply of doré elsewhere in the world.

The financial analysis assumed Probable Mineral Reserve totalling 19.3 million tonnes, grading 6.49 grams per tonne of gold and assumed that Inferred Mineral Resources were treated as waste. A gold price of $1,300 per ounce, with an exchange rate of $1.05 and a tax rate of 40% was used for the financial analysis. A royalty payable on production from the Éléonore Project is set at 2.20% on the first three million ounces of gold, and increases by 0.25% per million ounces thereafter, up to a maximum of 3.5% . Total capital cost estimate is $1.85 billion. Sustaining capital is estimated to be $310 million. The combined total capital and sustaining capital cost estimate is $2.16 billion. The estimated average annual operating cost is $106.20 per tonne milled. An average unit operating cost of $111.51 per tonne was estimated, which comprises $29.89 per tonne for processing costs, including backfill and tailings treatment and transportation, $52.41 per tonne for mining costs, $8.76 per tonne for infrastructure costs, and $20.45 per tonne for general and administrative costs. The life of mine based on the current Mineral Reserves is ten years and the projected payback period is eight years. The Éléonore Project is expected to yield an after-tax internal rate of return of 3.15% . Goldcorp has performed a conceptual review of the likely impact of production rate increases on the mine plan prior to commencement of major plant and infrastructure construction activities. In this concept study, mining activities were assumed to occur on four mining fronts which would result in a doubling of the production rate from the current 3,500 tonnes per day from two fronts to 7,000 tonnes per day.

Cash flow fluctuations during the life of mine primarily result from fluctuations in the sustaining capital and mill head grade. Negative cash flows are projected at the end of the mine life and correspond to expected reclamation costs. The Éléonore Project is most sensitive to the gold price. It is less sensitive to changes in capital costs and operating costs.

Gold production from Éléonore following ramp up to full production (currently expected to be the first half of 2018) is expected to be between 575,000 and 625,000 ounces per year. Ore feed was introduced at the process plant on September 22, 2014 and first gold was produced from the gravity circuit on October 1, 2014.

Exploration and Development

Since the end of 2012, all drilling has been completed from underground infrastructure, namely the 650 Level and the ramp. A total of 112,607 metres of underground diamond drilling was completed in 2013.

As at December 31, 2013, ramp excavation had reached level 620. During the year, the exploration shaft was sunk to a final depth to of 715 metres. The exploration shaft is now used to skip ore and waste to surface until the production shaft is operational for production.

Update

On July 31, 2014, Goldcorp announced that construction at the Éléonore gold project in Québec continued on schedule for first gold in the fourth quarter of 2014 and commercial production in the first quarter of 2015. The processing plant reached 90% completion, and mine development is on track to meet the current plant start-up schedule. Key activities during the quarter included stockpiling 63,000 tonnes of ore on surface, commissioning of the underground ore handling system and the first production blast. Exploration during the quarter focused on in-fill drilling in the lower mine area with five diamond drills.

On October 2, 2014, Goldcorp announced that an initial dore bar was poured containing an estimated 70 ounces of gold recovered from the gravity circuit.

On January 12, 2015, Goldcorp stated that production for 2015 is expected to be between 290,000 and 330,000 gold ounces. Goldcorp expects to reach commercial production by the end of the first quarter following the resolution of minor design and operating issues with the tailings filter press system, which have significantly impacted filter cloth life. The ramp-up from 3,500 tonnes per day to the design throughput of 7,000 tonnes per day remains on track for the first half of 2018. The production shaft reached a depth of 1,106 metres at the end of 2014, with the access ramp at over 5,556 metres in length, corresponding to a depth of approximately 865 metres below surface. Exploration drilling during 2015 will focus on expanding reserves in the lower portion of the mine.

DIVIDENDS

On November 17, 2014, Osisko announced that the Osisko Board approved the initiation of Osisko’s quarterly dividend program. The first quarterly dividend of $0.03 per Osisko Share was paid on January 15, 2015 to Osisko Shareholders of record as of the close of business on December 31, 2014.

DESCRIPTION OF CAPITAL STRUCTURE

Osisko Shares

Osisko is authorized to issue an unlimited number of Osisko Shares without nominal or par value.

Subject to the rights and restrictions attaching to the Osisko Preferred Shares issuable in series and to the terms of the Osisko Shareholder Rights Plan, the rights, privileges, conditions and restrictions attaching to the Osisko Shares, as a class, are equal in all respects and include the following rights.

Dividends

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right to receive, if, as and when declared by the Osisko Board, any dividend on such dates and for such amounts as the Osisko Board may from time to time determine.

Participation in case of Dissolution or Liquidation

Subject to the rights and restrictions attaching to any series of Osisko Preferred Shares, the holders of the Osisko Shares shall have the right, upon the liquidation, dissolution or winding-up of Osisko, to receive the remaining property of Osisko.

Right to Vote

The holders of the Osisko Shares shall have the right to one vote at any meeting of the shareholders of Osisko, except meetings at which only holders of any series of Osisko Preferred Shares are entitled to vote.

As at February 18, 2015, 82,855,679 Osisko Shares were issued and outstanding.

Osisko Preferred Shares

The rights and restrictions attached to the preferred shares of Osisko issuable in series (the “Osisko Preferred Shares”) are as follows.

Issuance in Series

The Osisko Preferred Shares may be issued in one or more series and subject as hereinafter provided and subject to the provisions of the QBCA, the Osisko Board shall determine, by resolution, before the issue of each series, the designation, rights and restrictions to be attached thereto, including, but without in any way limiting or restricting the generality of the foregoing: (a) the right, as the case may be, to receive dividends, the form of payment of dividends, the rate or amount or method of calculation of dividends, whether cumulative or non-cumulative, the date or dates and places of payment and the date or dates from which such dividends shall accrue or become payable; (b) the rights and/or obligations, if any, of Osisko or of the holders thereof with respect to the purchase or redemption of the Osisko Preferred Shares and the consideration for and the terms and conditions of any such purchase or redemption; (c) the conversion or exchange rights, if any, and the conditions attaching thereto; (d) the restrictions, if any, as to the payment of dividends on shares of Osisko ranking junior to the Osisko Preferred Shares; and (e) any other provisions deemed expedient by the directors, the whole subject to the issuance of a Certificate of Amendment setting forth the number and the designation, as well as the rights and restrictions to be attached to the Osisko Preferred Shares of such series.

Dividends

The Osisko Preferred Shares shall, with respect to the payment of dividends, be entitled to preference over any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and no dividends shall at any time be declared or paid or set apart for payment on any other shares of Osisko ranking junior to the Osisko Preferred Shares, nor shall Osisko call for redemption or purchase for cancellation any of the Osisko Preferred Shares unless at the date of such declaration, payment, setting apart for payment or call for redemption or purchase, as the case may be, all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Osisko Preferred Shares then issued and outstanding and the non-cumulative dividend payment for the then current fiscal year and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Osisko Preferred Shares then issued and outstanding.

Liquidation or Dissolution

In the event of the liquidation, dissolution or winding-up of Osisko or other distribution of assets of Osisko among shareholders for the purpose of winding-up its affairs, the holders of the Osisko Preferred Shares shall be entitled to receive, before any amount shall be paid to, or any property or assets of Osisko distributed among the holders of the Osisko Shares or of shares of any other class of shares of Osisko ranking junior to the Osisko Preferred Shares, and to the extent provided for with respect to each series, the amount of the consideration received by Osisko for such Osisko Preferred Shares, such premiums, if any, as has been provided for with respect to such series together with, in the case of cumulative Osisko Preferred Shares, all unpaid accrued dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the latest of the following dates, namely (a) the date fixed the Osisko Board at the time of allotment and issue of such shares or if such date is not fixed, the date of their allotment and issue, or (b) the date of expiration of the last period for which cumulative dividends have been paid, up to and including the date of distribution) and, in the case of non-cumulative Osisko Preferred Shares, all declared and unpaid dividends. After payment to the holders of the Osisko Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of Osisko.

Equal Rank of All Series

The Osisko Preferred Shares of each series shall rank pari passu with the Osisko Preferred Shares of every other series with respect to the payment of dividends, as the case may be, and the distribution of assets in the event of the liquidation, dissolution or winding-up of Osisko, whether voluntary or involuntary, provided, however, that in the event of there being insufficient assets to satisfy in full the repayment of all moneys owing to the holders of Osisko Preferred Shares, such assets shall be applied rateably to the repayment of the amount paid up on such Osisko Preferred Shares and, then, to the payment of all unpaid accrued cumulative dividends, whether declared or not, and all declared and unpaid non-cumulative dividends.

Voting Rights

Subject to the provisions of the QBCA and, except as otherwise expressly provided herein, the holders of any series of the Osisko Preferred Shares shall not, as such, have any voting rights for the election of directors or for any other purpose nor shall they be entitled to receive notice of or to attend shareholders’ meetings.

Amendments

As long as any of the Osisko Preferred Shares are outstanding, Osisko may not, except with the approval of the holders of the Osisko Preferred Shares hereinafter specified and after having complied with the relevant provisions of the QBCA, create any other shares ranking in priority to or pari passu with the Osisko Preferred Shares, voluntarily liquidate or dissolve Osisko or effect any reduction of capital involving a distribution of assets on other shares of its share capital or repeal, amend or otherwise alter any of the provisions hereof relating to the Osisko Preferred Shares as a class.

Any approval of the holders of the Osisko Preferred Shares as aforesaid shall be deemed to have been sufficiently given if contained in a resolution adopted by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution at a meeting of the holders of the Osisko Preferred Shares duly called and held for that purpose, at which meeting such holders shall have one vote for each Osisko Preferred Share held by them respectively, or in an instrument signed by all the holders of the then outstanding Osisko Preferred Shares.

If an amendment as hereinabove provided especially affects the rights of the holders of Osisko Preferred Shares of any series in a manner or to an extent different from that in or to which the rights of the holders of Osisko Preferred Shares of any other series are affected, then such amendment shall, in addition to being approved by the holders of the Osisko Preferred Shares voting separately as a class, be approved by the holders of the Osisko Preferred Shares of such series, voting separately as a series, and the provisions of this paragraph shall apply, mutatis mutandis, with respect to the giving of such approval.

As of February 18, 2015, no Osisko Preferred Shares were issued and outstanding.

Special Warrants

On February 18, 2015, Osisko issued, on a bought deal private placement basis, 10,960,000 Special Warrants at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200,020,000. Each Special Warrant entitles the holder to acquire, for no additional consideration, one (1) Unit comprised of one (1) Osisko Share and one-half of one Warrant of Osisko. The Special Warrants will be exercisable by the holders thereof at any time after the Bought Deal Closing Date for no additional consideration and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (a) the date that is four months and a day following the Bought Deal Closing Date, and (b) the third business day after a receipt is issued for a Final Qualification Prospectus.

Osisko shall use reasonable commercial efforts to obtain the Final Qualification Prospectus by the date that is 60 days from the Bought Deal Closing Date (the “Penalty Date”). If Osisko fails to qualify the Osisko Shares for issuance in the Qualifying Provinces by the Penalty Date, the holders of Special Warrants will be entitled to receive 1.1 Osisko Shares and 0.55 of a Warrant without further payment on the part of the holder.

Each full Warrant will entitle the holder thereof to purchase one Osisko Share at a price of $36.50 per Osisko Share, for a period of 84 months following the Bought Deal Closing Date.

See “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

Osisko Options

The following table sets out the number of Osisko Shares issuable pursuant to outstanding Osisko Options, along with the exercise price and date of each respective grant.

Date	Exercise price per Osisko Share	Number of Securities
September 9, 2014	$14.90	893,400
November 5, 2014	$13.95	8,000

Osisko Replacement Options

The following table sets out the 1,695,770 outstanding Replacement Osisko Options, along with the exercise price and date of each respective grant.

Grant Date	Expiry Date	Replacement	Exercise Price
		Osisko	of Replacement
		Options	Osisko Options
		(#)	($)
2006-04-06	2016-04-06	65,977	$4.83
2006-07-19	2016-07-19	147,537	$4.23
2007-01-16	2017-01-16	43,089	$4.65
2007-07-16	2017-07-16	53,318	$6.85
2008-01-14	2018-01-14	72,312	$7.68
2008-04-22	2018-04-22	10,067	$7.70
2008-06-16	2018-06-16	73,298	$6.64
2008-07-14	2018-07-14	65,985	$5.89
2009-01-15	2019-01-15	32,993	$3.49
2009-07-10	2019-07-10	37,598	$3.89
2010-01-15	2020-01-15	61,357	$6.09
2010-07-19	2020-07-19	79,133	$7.84
2011-01-18	2021-01-18	89,621	$8.35
2011-07-15	2021-07-15	99,521	$9.98
2012-01-13	2022-01-13	108,247	$9.83
2012-07-13	2022-07-13	131,162	$9.79
2013-01-15	2023-01-15	128,603	$10.73
2013-07-29	2023-07-29	119,554	$10.58
2014-01-15	2024-01-15	138,199	$13.93
2014-07-11	2024-07-11	138,199	$13.62

Coulon Exchange Rights

Pursuant to the Coulon Exchange Rights Agreement, as amended on February 17, 2015, Coulon Shareholders are, upon exercise of their Coulon Exchange Rights in accordance with the terms and conditions thereof, entitled to receive from Osisko such number of Osisko Shares calculated in accordance with a formula set out in the Virginia Plan of Arrangement.

On February 17, 2015, in connection with the closing of the Virginia Arrangement, up to 7,611,937 Osisko Shares issuable upon the exercise of the Coulon Exchange Rights were reserved for issuance.

MARKET FOR SECURITIES

Trading Price and Volume

The Osisko Shares are currently listed on the TSX.

The following table sets forth the price range and trading volume for the Osisko Shares on the TSX, listed under the symbol “OR”, for the periods listed below. The Osisko Shares were not listed for trading or quoted on any Canadian or foreign marketplace between the time of Osisko’s incorporation and June 2, 2014, the day on which the Osisko Shares began trading on the TSX.

	High	Low
Date	($)	($)	Volume
February 2015 (1-17)	17.18	15.73	4,690,447
January 2015	18.85	16.19	9,754,484
December 2014	16.45	13.30	5,510,526
November 2014	15.71	13.64	3,532,426
October 2014	15.80	13.76	3,364,361
September 2014	15.17	13.84	5,053,172
August 2014	15.98	14.75	2,311,145
July 2014	16.48	15.42	6,477,753
June (2-30) 2014	16.34	14.10	14,378,270

The closing price of the Osisko Shares on the TSX on February 17, 2015 was $16.00.

Prior Sales

The following table sets out the number of Osisko Shares issued since the incorporation of Osisko, along with the issue price and date of each respective issuance.

Date	Issue price per Osisko Share	Number of Osisko Shares

April 30, 2014	$10.00	100(1)
June 16, 2014	N/A	479,004,578(1)(2)
November 26, 2014	$15.03	2,794,411(3)
December 1, 2014	N/A	2,196,607(4)
February 17, 2015	N/A	29,964,240(5)
___________________________
(1)

As part of the Agnico-Yamana Arrangement, the Osisko Shares were subsequently consolidated on the basis of 0.1 of a post-consolidation Osisko Share for each one pre-consolidation Osisko Share, and cancelled.

(2)

Osisko Shares issued to Old Osisko in connection with and as consideration for the contribution of the Old Osisko Assets to Osisko by Old Osisko pursuant to the Agnico-Yamana Arrangement. See “General Development of Osisko’s Business – The Agnico-Yamana Arrangement”.

(3)

Osisko Shares issued to CDPQ and the Fonds FTQ in connection with private placements pursuant to subscription agreements dated November 16, 2014. See “General Development of Osisko’s Business – Recent Developments (2014-2015)”.

(4)	Osisko Shares issued to a certain shareholder of Virginia as consideration for the purchase by Osisko of Virginia Shares pursuant to share purchase agreement dated November 16, 2014.

(5)	Osisko Shares issued to Virginia Shareholders under the Virginia Arrangement.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTION ON TRANSFER

In connection with the Agnico-Yamana Arrangement, the following Osisko Shares were placed into escrow, to be released upon the due exercise of certain convertible securities of Old Osisko entitling the holders thereof to receive, upon exercise thereof, such number of Osisko Shares as such holders would have been entitled to receive under the Agnico-Yamana Arrangement had they exercised their convertible securities prior to the effective time of the Agnico-Yamana Arrangement.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Osisko Shares	1,200,000(1)	1.45%
___________________________
(1)	These Osisko Shares are being held in escrow by Laurel Hill Advisory Group Company, as depositary, in trust for the holders of convertible securities of Old Osisko not yet exercised.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holdings

The following table sets out the Osisko directors and officers, together with their province or state and country of residence, positions and offices held, principal occupations during the last five years, the years in which they were first appointed as directors and/or officers of Osisko and the number of Osisko Shares, Osisko RSUs, Osisko DSUs and Replacement Osisko Options beneficially owned, directly or indirectly, or over which control or direction is exercised by them, as of the date of this Annual Information Form.

Name and place of residence	Principal occupations during the last five years(5)	Director and/or Officer since	Securities of Osisko beneficially owned

Sean Roosen(4) Québec, Canada Chair and Chief Executive Officer	Chair and Chief Executive Officer of Osisko; President and CEO of Old Osisko prior to June 16, 2014.	2014	412,634 Osisko Shares 67,221 Osisko RSUs 253,400 Osisko Options

Joanne Ferstman(1,2,3) Ontario, Canada Lead Director	Chartered Professional Accountant and Corporate Director; Prior to June 2012, President and CEO of Dundee Capital Markets Inc., an investment dealer; Prior to January 2011, Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a wealth management company.	2014	2,500 Osisko Shares 20,136 Osisko DSUs

John F. Burzynski Ontario, Canada Director and Senior Vice President, New Business Development	Senior Vice President, New Business Development of Osisko; Vice President, Business Development of Old Osisko prior to June 16, 2014.	2014	455,700 Osisko Shares 50,391 Osisko RSUs 190,000 Osisko Options

André Gaumond(4) Québec, Canada Director and Senior Vice-President, Northern Development and Exploration	President and Chief Executive Officer of Virginia.	2015	829,772 Osisko Shares 326,397 Replacement Osisko Options

Victor H. Bradley(1,3) Monte Carlo, Monaco Director	Chartered Professional Accountant and Corporate Director; Chair of Old Osisko prior to June 16, 2014.	2014	3,000 Osisko Shares 13,424 Osisko DSUs

Charles E. Page(1,2,3, 4) Ontario, Canada Director	Corporate Director and Professional Geologist; Former director of Old Osisko; President and CEO of Queenston Mining Inc. prior to its acquisition by Old Osisko.	2014	55,215 Osisko Shares 13,424 Osisko DSUs

Pierre Labbé(1,2) Québec, Canada Director	Vice President and CFO of Québec Port Authority; Vice President and CFO of Medicago Inc. prior to October 2013.	2015	46,533 Replacement Osisko Options

Françoise Bertrand(3,4) Québec, Canada Director	President and Chief Executive Officer of the Fédération des chambres de commerce du Québec (FCCQ) and director of numerous boards of profit and non-profit organizations; former Chair of Canadian Radio-television and Telecommunications Commission (CRTC).	2014	13,224 Osisko DSUs

Bryan A. Coates Québec, Canada President	President of Osisko; Vice President, Finance and CFO of Old Osisko prior to June 16, 2014.	2014	104,440 Osisko Shares 50,391 Osisko RSUs 190,000 Osisko Options

Name and place of residence	Principal occupations during the last five years(5)	Director and/or Officer since	Securities of Osisko beneficially owned

Elif Lévesque Québec, Canada Chief Financial Officer and Vice President Finance	Chief Financial Officer and Vice President, Finance of Osisko; Vice President and Controller of Old Osisko prior to June 16, 2014.	2014	336 Osisko Shares 33,661 Osisko RSUs 126,700 Osisko Options

Joseph de la Plante Québec, Canada Vice President, Corporate Development	Vice President, Corporate Development of Osisko; Senior Advisor, Investment and Corporate Development of Old Osisko from November 2010 to June 16, 2014; Analyst in the Global Metals & Mining Investment Banking Group at BMO Capital Markets prior to that.	2014	26,848 Osisko RSUs 101,300 Osisko Options

Paul Archer Québec, Canada Vice President, Northern Development	Vice President, Exploration and Acquisitions of Virginia.	2015	85,100 Osisko Shares 201,628 Replacement Osisko Options

André Le Bel Québec, Canada Vice President, Legal Affairs and Corporate Secretary	Vice President Legal Affairs and Corporate Secretary of Osisko; Vice President of Legal Affairs and Corporate Secretary of Old Osisko from November 2007 to June 2014.	2015	34,245 Osisko Shares
___________________________
(1)	Member of the Osisko Audit Committee.
(2)	Member of the Osisko Governance Committee.
(3)	Member of the Osisko Human Resources Committee.
(4)	Member of the Sustainability Committee.
(5)	The information as to principal occupations has been furnished by each director and/or officer individually.

Biographic Notes

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer

Sean Roosen is Chair of the Board of Directors and Chief Executive Officer of Osisko since June 2014. Prior to this, Mr. Roosen was the President and CEO of Old Osisko. He has led the transition of Old Osisko from a junior exploration company to a leading intermediate gold producer. He was responsible for leading the strategic development of Old Osisko and was instrumental in securing the necessary financing to fund the development of the $1 billion Canadian Malartic Mine. Among other awards, Mr. Roosen was a co-winner of the Prospectors and Developers Association of Canada’s “Prospector of the Year Award” for 2007, and was named, together with John Burzynski and Robert Wares as “Mining Men of the Year” for 2009 by the Northern Miner. Mr. Roosen is a Supervisory Board member of EurAsia Resource Holdings AG - a European based venture capital fund - and a director of EurAsia Resource Value SE. Mr. Roosen also sits on the Board of Directors of the following publicly listed companies: Astur Gold Corporation, Bowmore Exploration Ltd., Condor Petroleum Inc., Dalradian Resources Inc., Falco Resources Ltd. and NioGold Mining Corporation. Mr. Roosen is a graduate of the Haileybury School of Mines and has had various progressive positions in the mining industry both domestically and internationally.

Joanne Ferstman, CPA, CA, Director

Joanne Ferstman is a corporate director, sitting on both public and private company boards. From 2013 to 2014, Ms. Ferstman was a Director of Old Osisko. Ms. Ferstman was until June 2012 the President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading and private client financial advisory. Prior to taking this position on January 31, 2011, Ms. Ferstman was Vice-Chair and Head of Capital Markets of DundeeWealth Inc., a diversified wealth management public company that managed and advised over $75 billion of assets under management and administration, including the Dynamic Funds family, at the time it was sold to the Bank of Nova Scotia in early 2011. Prior to 2009, Ms. Ferstman was Executive Vice President and Chief Financial Officer of DundeeWealth Inc. and Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation. In these senior financial roles, Ms. Ferstman was intimately involved in all corporate strategy, including acquisitions and financings, and had ultimate responsibility for all public financial reporting. Additionally, Ms. Ferstman was regularly Dundee’s nominee on investee company boards and audit committees in both the resources and real estate sectors.

Over the past 18 years, Ms. Ferstman has held a variety of executive positions with the Dundee group of companies until her retirement in June 2012 and in early 2009, assumed leadership of Dundee Capital Markets. Prior to joining the Dundee Group of companies, Ms. Ferstman spent four years as Chief Financial Officer for a national securities firm and five years at a major international accounting firm. Ms. Ferstman currently serves as the Chair of Dundee Industrial Real Estate Investment Trust, serves as a director of Dream Unlimited Corp. and as Chair of its Audit Committee, a director of Dundee Real Estate Investment Trust, and a director of Aimia Inc., where she is Chair of the Human Resources and Compensation Committee and a member of the Audit Committee.

John F. Burzynski, M.Sc., P.Geo., Senior Vice President, New Business Development and Director

John F. Burzynski has been Senior Vice President, New Business Development and Director of Osisko since June 2014. From 2004 to 2014, Mr. F. Burzynski was the Vice President, Business Development of Old Osisko. Mr. Burzynski holds a Bachelor of Science (Honours) degree in geology from Mount Allison University, and a Master of Science in exploration and mineral economics from Queen’s University. He is a registered P.Geo. in the province of Québec, and has over 25 years experience as a professional geologist on international mining and development projects. Among other awards, Mr. Burzynski was a co-winner of the Prospectors and Developers Association of Canada’s “Prospector of the Year Award” for 2007, and was named, together with Sean Roosen and Robert Wares as “Mining Men of the Year” for 2009 by the Northern Miner. He currently serves as a Director with Condor Petroleum Inc. and is Chairman of the Board of Directors of Oban Mining Corporation. Mr. Burzynski is also a founding member of EurAsia Resource Holdings AG, a private resource fund based in Europe.

Victor H. Bradley, CPA, CA, Director

Victor Bradley brings over 50 years of experience in the international mining sector. A Chartered Accountant, he began his career with positions such as Controller and Chief Financial Officer at a number of mining companies. In 1994, he founded Yamana Gold Inc. and worked as CEO, Director, Chairman and Lead Director. Mr. Bradley was a director of Rio Verde Development Corp. (formerly known as EM Resources Inc.) until March 2013 and currently serves as Lead Director of Nevada Copper Corp. From 2006 to 2014, Mr. Bradley was Chair of the Board of Directors of Old Osisko. Mr. Bradley was a Director of mining companies including AIM Resources Limited (now Blackthorn Resources Limited), Aura Minerals Inc., Castillian Resources Corp., Frontier Pacific Mining Corporation, Meridian Gold Inc., Nevoro Inc. and Nortec Minerals Corp.

Educated in England, Mr. Bradley began his professional career as a member of the Québec Institute of Chartered Accountants in 1960.

Charles E. Page Charles E. Page, M.Sc., P.Geo., Director

Charles E. Page was appointed to the Board of Directors of Osisko in June 2014. From 2013 to 2014, Mr. Page was a Director of Old Osisko after holding the President and Chief Executive Officer positions of Queenston Mining Inc. until its acquisition by Old Osisko. He has over 30 years experience in the mineral exploration and mining industry. Mr. Page also sits on the Board of Directors of Unigold Inc., and also served as a Board member of Thundermin Resources Inc. until May 2011 and Alexandria Minerals Corporation until February 2014. Mr. Page is a Professional Geologist who graduated with a Master Science degree from the University of Waterloo.

Françoise Bertrand, O.C., C.Q., Director

Françoise Bertrand was appointed to the Board of Directors of Osisko in November 2014. Recently appointed an Officer of the Order of Canada, Ms. Bertrand is the President and Chief Executive Officer of the Fédération des chambres de commerce du Québec (FCCQ). She sits on numerous boards of directors of profit and non-profit organizations, including Valeurs mobilières Desjardins and Concordia University. Ms. Bertrand was also a former Chair of Canadian Radio-television and Telecommunications Commission (CRTC).

Ms. Bertrand holds a Bachelor of Arts – Major in Sociology from Université de Montréal and a Master’s degree in Environmental Studies from York University. She is a graduate from the Directors Education Program sponsored by the Institute of Directors of Canada and the Rotman School of Management – McGill. She is also a Chevalier of l’Ordre national du Québec.

André Gaumond, M.Sc. Ing., Senior Vice-President, Northern Development and Exploration and Director

André Gaumond has been appointed as Senior Vice President, Northern Development and Exploration and Director of Osisko forthwith upon closing of the Virginia Arrangement. Prior to this, Mr. Gaumond had been has been President and Chief Executive Officer and Director of Virginia since November 2005 and was President and Chief Executive Officer and Director of Old Virginia from June 1996 to March 2006. He was President and Director of Virginia Gold Mines Inc. (Old Virginia’s predecessor) from 1992 to 1996 and of Exploration Diabior Inc. from 1993 to 1996 (these companies merged to form Old Virginia in June 1996). Mr. Gaumond is a geological engineer with a master’s degree in geological economics. He worked as a geological engineer for several organizations and as a mining analyst for several institutions before reorganizing Virginia and becoming its president. Over the past 16 years, Mr. Gaumond received, on behalf of Virginia, no less than 16 awards such as Québec Prospector of the Year (twice) bestowed upon important work carried out in the James Bay region. In 2005, he received the “Entrepreneur de l’année du Québec” award for the discovery of the Éléonore deposit and was named “Mining Man of the Year in Canada” by The Northern Miner. In 2006, he was presented with the “Canadian Prospector of the Year” award by the Prospectors and Developers Association of Canada (PDAC). Mr. Gaumond also received the e3 Plus award (Environmental Excellence in Exploration) in Québec (2007) and in Canada (2008), for his participation in the creation of Fonds Restor-Action Nunavik. In 2011, he was introduced to the “Casey Hall of Fame Explorers’ League” in the United States and received, in 2013, the “Green CEO of the Year in Québec” for its direct contribution in sustainable development and corporate social responsibility. He is a member of Ordre des géologues du Québec and of Ordre des ingénieurs du Québec.

Pierre Labbé, CPA, CA, Director

Pierre Labbé has been appointed to the Board of Directors of Osisko forthwith upon closing of the Virginia Arrangement. Prior to this, Mr. Labbé had been a Director of Virginia since April 2008 and was the Chairman of Virginia’s Audit Committee. Mr. Labbé has been serving as Vice-President and Chief Financial Officer of the Québec Port Authority since October 2013. From May 2008 until the completion of the privatization of Medicago Inc., following the acquisition by Mitsubushi Tanabe Pharma Corporation for an enterprise value of $357M, he was Chief financial officer and secretary of Medicago Inc. Mr. Labbé was also acting Chief Financial Officer of Plexmar Resources Inc. from May 2007 to November 2012. He was Vice President, Chief Financial Officer and Secretary of Medicago Inc. from July 2004 to May 2007. Before joining Medicago in 2004, he was Vice President and Chief financial officer and Secretary of Sequoia Minerals Inc. from December 2003 to June 2004, and of Mazarin Inc. from March 2000 to December 2003, while both companies were listed on the TSX. Prior to March 2000, he held management positions in accounting and finance notably with PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) where he was involved in many acquisitions and public financing projects. Mr. Labbé holds a Bachelor’s Degree in Business Administration and a Chartered Accountants Degree from Laval University, Québec City. He is a member of Ordre des Comptables Professionnels Agréés du Québec, the Chartered Professional Accountants of Canada and the Association of Certified Corporate Directors. He is also Director of Agility Health Inc., a rehabilitation services company.

Bryan A. Coates, CPA, CA, President

Bryan A. Coates has been President of Osisko since June 2014. From 2007 to 2014, he was the Vice President, Finance and Chief Financial Officer of Old Osisko. Mr. Coates was responsible for all activities related to financing, financial reporting, marketing relating to the gold industry, risk management and government relations. Mr. Coates has more than 30 years of progressive experience within the international and Canadian mining industry. Before joining Osisko, he was Chief Financial Officer of Iamgold (2006-2007), Cambior Inc. (2001-2006), and Cia Minera Antamina (1998-2001). Mr. Coates is a member of the Board of Directors of Timmins Gold Corp., NioGold Mining Corp. and of Golden Queen Mining Co. Ltd. He also acts as a Member of the Board of Directors of the Fédération des Chambres de Commerce du Québec, as well as the chair of the Chamber’s Mining Industry Committee. Mr. Coates holds an Honours Bachelor of Commerce from Laurentian University and is a member of the Chartered Professional Accountants of Ontario.

Elif Lévesque, CPA, CGA, MBA, Chief Financial Officer and Vice President Finance

Elif Lévesque is the Chief Financial Officer and Vice President Finance of Osisko since June 2014. Prior to this, Ms. Lévesque was Vice president and Controller of Old Osisko and has contributed to the development of the financial reporting and planning functions at Osisko since 2008. Ms. Lévesque has over 10 years of experience with leading Canadian intermediate gold producers (Cambior Inc. 2002-2006 and Iamgold Corporation 2006-2008). She is a member of the Ordre des Comptables Professionnels Agréés du Québec and holds an MBA from Clark University, Massachusetts, USA.

Joseph de la Plante, Vice President, Corporate Development

Joseph de la Plante has been Vice President, Corporate Development of Osisko since June 2014. Prior to this, Mr. de la Plante held the position of Senior Advisor, Investment and Corporate Development of Old Osisko since November 2010, where he played a key role in the company’s investor relations and corporate development efforts, including certain aspects of the company’s long-term financial planning. Before joining Osisko in 2010, he was an Analyst in BMO Capital Markets’ Global Metals & Mining Investment Banking Group in Toronto, where he worked in an advisory role on merger and acquisition mandates as well as equity and debt offerings for various producing and development stage gold companies. Mr. de la Plante holds a Bachelor of Mechanical Engineering from McGill University.

Paul Archer, M.Sc. Ing, Vice-President – Northern Exploration

Paul Archer has been appointed as Vice President, Northern Development of Osisko forthwith upon closing of the Virginia Arrangement. Prior to this, Mr. Archer had been Vice-President, Exploration and Acquisitions of Virginia since March 2006, and was Vice-President, Exploration and Acquisitions of Old Virginia from June 1996 to March 2006. Mr. Archer is a geological engineer with a master’s degree in Earth Sciences and has over 30 years experience in the mining industry and more specifically in Archaean gold and base metal exploration. He has brought his experience to various mining companies such as Shell Minerals, Noranda, Northgate Explorations, Westminer Canada and SOQUEM Inc., where he was General Manager for northern Québec between February 1993 and March 1996. He was President of the Association des prospecteurs du Québec in 1996 and 1997.

André Le Bel, LL.B., B.Sc.A, Vice-President – Legal Affairs and Corporate Secretary

André Le Bel has been appointed as Vice President of Legal Affairs and Corporate Secretary of Osisko on February 17, 2015. From November 2007 to June 2014, Mr. Le Bel was Vice-President of Legal Affairs and Corporate Secretary of Old Osisko. Mr. Le Bel was Vice President Legal affairs with IAMGOLD Corporation from November 2006 to October 2007 and before November 2006, Mr. Le Bel was Senior Legal Counsel and Assistant Corporate Secretary of Cambior Inc. Mr. Le Bel was also a director and a member of the audit committee of Threegold Resources Inc. from May 2011 to June 2013. Mr. Le Bel is also a director of RedQuest Capital Corp., a capital pool company listed on the TSX Venture Exchange.

The directors of Osisko will be elected annually at each annual general meeting of the Osisko Shareholders and will hold office until the next annual general meeting unless a director's office is earlier vacated in accordance with the articles of Osisko or until his or her successor is duly appointed or elected.

As at the date of this Annual Information Form, all of the directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over 1,982,942 Osisko Shares, representing approximately 2.39% of the issued and outstanding Osisko Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

As at the date of this Annual Information Form, no current director or executive officer of Osisko is, or within the ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including Osisko), that:

(a)

was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while that person was acting in that capacity; or

(b)

was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko is, or within the ten years prior to the date of this Annual Information Form has:

(c)

been a director or executive officer of any company (including Osisko) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.

Penalties and Sanctions

To the knowledge of Osisko, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of Osisko to affect materially the control of Osisko has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of Osisko will not be devoting all of their time to the affairs of Osisko. Certain of the directors and officers of Osisko are directors and officers of other companies, some of which are in the same business as Osisko. See “Description of Business - Risk Factors”.

The directors and officers of Osisko are required by law to act in the best interests of Osisko. They have the same obligations to the other companies in respect of which they act as directors and officers. Any decision made by any of such officers or directors involving Osisko will be made in accordance with their duties and obligations under the applicable laws of Canada.

PROMOTERS

Old Osisko took the initiative of founding and organizing Osisko and its business and operations and, as such, was considered to be the promoter of Osisko for the purposes of applicable securities legislation prior to the completion of the Agnico-Yamana Arrangement. As of the date of this Annual Information Form, to the best of Osisko’s knowledge, Old Osisko does not beneficially own, or control or direct, any voting securities of Osisko.

André Gaumond was considered to be the promoter of Virginia due to his involvement in Virginia and his management role. As at February 18, 2015, André Gaumond held or exercised control over 829,772 Osisko Shares.

Except as otherwise disclosed herein in connection with the Agnico-Yamana Arrangement and the acquisition by Osisko of the Old Osisko Assets in exchange for the issuance of Osisko Shares by Osisko to Old Osisko, and in connection with royalty payments pursuant to the Canadian Malartic NSR Agreement, no other assets have been acquired or are proposed to be acquired by Osisko from either Old Osisko or André Gaumond. See “General Development of Osisko’s Business”, “Material Properties – The Canadian Malartic Properties NSR” and “Prior Sales” See also “The Arrangement – Background to the Arrangement” and “The Arrangement – Reasons for the Recommendation” in the management information circular of Old Osisko dated May 1, 2014, sent to securityholders of Old Osisko in connection with the Agnico-Yamana Arrangement, a copy of which is available under Old Osisko’s issuer profile on SEDAR at www.sedar.com.

During the ten (10) years before the date of this Annual Information Form, neither Old Osisko nor André Gaumond has not become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Neither Old Osisko nor André Gaumond has not been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority, has not entered into a settlement agreement with a provincial and territorial securities regulatory authority, and has not been imposed with any other penalties or sanctions by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

During the fiscal year ended December 31, 2014 and as of the date hereof, there have been and are no legal proceedings outstanding, threatened or pending, by or against Osisko or to which Osisko is a party or to which any of Osisko’s property is subject, nor to Osisko’s knowledge are any such legal proceedings contemplated, which could become material to Osisko.

Regulatory Actions

During the fiscal year ended December 31, 2014 and as of the date hereof, there have been no penalties or sanctions imposed against Osisko (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in Osisko. Osisko has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2014 and as of the date hereof.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since Osisko’s incorporation, no director or executive officer of Osisko, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Osisko Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect Osisko other than (a) Old Osisko in connection with Osisko’s incorporation (see “Corporate Structure”, “General Development of Osisko’s Business” and “Promoters”), the entering into of the Agnico-Yamana Arrangement Agreement by Old Osisko, and the transfer of assets to Osisko in connection with the Agnico-Yamana Arrangement (see “General Development of Osisko’s Business’). See also “Material Contracts” below.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Osisko Shares is CST Trust Company, which is located at 2001 University, Suite 1600, Montreal, Québec, Canada H3A 2A6.

MATERIAL CONTRACTS

The following are the material contracts entered into by Osisko or its subsidiaries:

(i)	the Canadian Malartic NSR Agreement (see “General Development of Osisko’s Business – The Canadian Malartic NSR Agreement”);

(ii)	the Éléonore NSR Agreement (see “Material Mineral Project – The Éléonore NSR”);

(iii)	the Virginia Arrangement Agreement (see “General Development of Osisko’s Business – Recent Developments (2014-2015)”);

(iv)	the Revolving Credit Facility Agreement (see “General Development of Osisko’s Business – Recent Developments (2014-2015)”); and

(v)	the Underwriting Agreement (see “General Development of Osisko’s Business – Recent Developments (2014-2015)”).

INTERESTS OF EXPERTS

John Burzynski, P.Geo., is named in this Annual Information Form as having reviewed and approved certain scientific and technical information as set out under the heading “Material Mineral Project – The Canadian Malartic Properties NSR” with respect to the Canadian Malartic Properties.

Paul Archer, M.Sc. Ing., is named in this Annual Information Form as having reviewed and approved certain scientific and technical information as set out under the heading “Material Mineral Project – The Éléonore NSR” with respect to the Éléonore NSR.

As of the date of this Annual Information Form, Mr. Burzynski and Mr. Archer hold the securities of Osisko listed next to their name in the table under the heading “Directors and Executive Officers – Name, Address, Occupation and Security Holdings”.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, the auditors of Osisko, has advised that it is independent with respect to Osisko within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

Other than as described above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be elected, appointed or employed as, a director, officer or employee of Osisko or of any associate or affiliate of Osisko.

ADDITIONAL INFORMATION

Additional information relating to Osisko is available electronically on SEDAR at www.sedar.com and on its website at www.osiskogr.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Osisko’s securities and securities authorized for issuance under equity compensation plans, will be contained in Osisko’s management information circular for its annual and special meeting of shareholders scheduled to be held in 2015. For information relating to compensation and corporate governance related matters, please see “Statement of Executive Compensation” and “Statement of Governance Practices”, respectively, in such circular.

Additional financial information is provided in Osisko’s financial statements and MD&A for its most recently completed financial year.

AUDIT COMMITTEE

Description of the Audit Committee

The Osisko Audit Committee assists the Osisko Board in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of Osisko’s accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of Osisko’s financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) in evaluating the independence of the external auditors; (v) in its oversight of Osisko’s risk identification, assessment and management program; and (vi) in Osisko’s compliance with legal and regulatory requirements in respect of the above. The Osisko Board has adopted the Osisko Audit Committee Charter, a copy of which is attached as Appendix “1”, mandating the role of the Osisko Audit Committee in supporting the Osisko Board in meeting its responsibilities to Osisko Shareholders.

Audit Committee Members

As of the date of this Annual Information Form, the Osisko Audit Committee is comprised of four (4) members, all of whom are independent directors of Osisko, namely: Ms. Joanne Ferstman (Chair), Mr. Victor H. Bradley, Mr. Charles E. Page and Mr. Pierre Labbé.

Relevant Education and Experience

Joanne Ferstman

Ms. Ferstman (Chair) is a corporate director, sitting on both public and private company boards. She was until 2012 the President and Chief Executive Officer of Dundee Capital Markets Inc., a full service investment dealer with principal businesses that include investment banking, institutional sales and trading and private client financial advisory. Prior to taking this position on January 31, 2011, Ms. Ferstman was Vice-Chair and Head of Capital Markets of DundeeWealth Inc., Executive Vice President and Chief Financial Officer of DundeeWealth Inc. and Executive Vice President, Chief Financial Officer and Corporate Secretary of Dundee Corporation. In these senior financial roles, Ms. Ferstman was intimately involved in all corporate strategy, including acquisitions and financings, and had ultimate responsibility for all public financial reporting.

Over the past 18 years, Ms. Ferstman has held a variety of executive positions with the Dundee group of companies until her retirement in June 2012 and in early 2009, assumed leadership of Dundee Capital Markets. Prior to joining the Dream group of companies, Ms. Ferstman spent four years as Chief Financial Officer for a national securities firm and five years at a major international accounting firm. Ms. Ferstman serves as Chair of Dundee Real Estate Investment Trust, Chair of Dream Office Real Estate Investment Trust, serves as a director of Dream Unlimited Corp. and as Chair of its audit committee and serves as a director of Aimia Inc., where she is Chair of its human resources and compensation committee and a member of its audit committee. Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

Ms. Ferstman is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110.

Victor H. Bradley

Mr. Bradley brings over 50 years of experience in the international mining sector. He was Chair of the Board of Directors of Old Osisko. A Chartered Professional Accountant, he began his career with positions such as Controller and Chief Financial Officer at a number of mining companies. In 1994, he founded Yamana and worked as CEO, Director, Chairman and Lead Director. Mr. Bradley was a director of Rio Verde Development Corp. (formerly known as EM Resources Inc.) until March 2013 and currently serves as Lead Director of Nevada Copper Corp. Over the last five years, Mr. Bradley was a Director of mining companies including AIM Resources Limited (now Blackthorn Resources Limited), Aura Minerals Inc., Castillian Resources Corp., Frontier Pacific Mining Corporation, Meridian Gold Inc., Nevoro Inc. and Nortec Minerals Corp. Educated in England, Mr. Bradley began his professional career as a member of the Québec Institute of Chartered Accountants in 1960.

Mr. Bradley is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110.

Charles E. Page

In addition to being a Professional Geologist, Mr. Page has acted as senior officer, director and CEO for several publicly traded junior resources companies and was President and CEO of Queenston Mining Inc. until its acquisition by Old Osisko in 2012. Over the past 30 years, Mr. Page has developed, organized and implemented major exploration projects in several mining camps in Canada and in the Republic of Cuba. He is familiar with all aspects of exploration from grassroots projects to feasibility studies, production and mine closure. Mr. Page has experience serving on the audit committees of other reporting issuers and currently also serves on the audit committee of Unigold Inc.

Mr. Page is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110.

Pierre Labbé

Pierre Labbé has been a Director of Virginia since April 22, 2008 and was the Chairman of Virginia’s Audit Committee. Mr. Labbé has been serving as Vice President and Chief Financial Officer of the Québec Port Authority since October 2013. From May 2008 until the completion of the privatization of Medicago Inc., following the acquisition by Mitsubushi Tanabe Pharma Corporation for an enterprise value of $357M, he was Chief financial officer and secretary of Medicago Inc. He was also acting Chief Financial Officer of Plexmar Resources Inc. from May 2007 to November 2012. He was Vice President, Chief Financial Officer and Secretary of Medicago Inc. from July 2004 to May 2007. Before joining Medicago in 2004, he was Vice President and Chief financial officer and Secretary of Sequoia Minerals Inc. from December 2003 to June 2004, and of Mazarin Inc. from March 2000 to December 2003, while both companies were listed on the TSX. Prior to March 2000, he held management positions in accounting and finance notably with PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) where he was involved in many acquisitions and public financing projects. Pierre Labbé holds a Bachelor’s Degree in Business Administration and a Chartered Accountants Degree from Laval University, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Association of Certified Corporate Directors. He is also Director of Agility Health Inc., a rehabilitation services company.

Mr. Labbé is considered to be independent of Osisko and is financially literate, within the meaning of NI 52-110.

External Auditor Service Fees

The fees billed to Osisko by its auditor, PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of chartered professional accountants, for the fiscal year ended December 31, 2014 by category, are as follows:

Category	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(2)
Amount	$290,000	$130,000	$25,550	$37,800
___________________________
(1)	Related to acquisition of Virginia – Joint Management Information Circular.
(2)	Such amounts relate to tax and accounting implications of specific transactions.

APPENDIX "1"

AUDIT COMMITTEE CHARTER

I.	PURPOSES OF THE AUDIT COMMITTEE

The purposes of the Audit Committee are to assist the Board of Directors:

1.	in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures;

2.	in its oversight of the integrity and transparency of the Corporation’s financial statements and the independent audit thereof;

3.	in selecting, evaluating and, where deemed appropriate, replacing the external auditors;

4.	in evaluating the independence of the external auditors;

5.	in its oversight of the Corporation’s risk identification, assessment and management program; and

6.	in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is to provide independent and objective oversight. The Corporation’s management team is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Audit Committee as representatives of shareholders. The Board of Directors, with the assistance of the Audit Committee, has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditors.

The external auditors shall submit annually to the Corporation and the Audit Committee, as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation (a “Statement as to Independence”).

The external auditors shall submit annually to the Corporation and the Audit Committee a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F1 of National Instrument 52-110.

II.	COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed by the Board of Directors. Determination as to whether a particular director satisfies the requirements for membership on the Audit Committee shall be made by the Board of Directors.

All members of the Committee shall be financially literate (able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements), and at least one member of the Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities.

III.	MEMBERSHIP, MEETINGS AND QUORUM

The Audit Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit Committee may request any officer or employee of the Corporation or the Corporation’s external counsel or external auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

Proceedings and meetings of the Audit Committee are governed by the provisions of By-Laws relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

The quorum at any meeting of the Committee is a majority of members in office.

IV.	DUTIES AND POWERS OF THE AUDIT COMMITTEE

To carry out its purposes, the Audit Committee shall have unrestricted access to information and shall have the following duties and powers:

1.	with respect to the external auditor,

(i)

to review and assess, annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii)	to review and approve the fees charged by the external auditors for audit services;

(iii)

to review and pre-approve all services other than audit services to be provided by the Corporation's external auditors to the Corporation or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor's independence. The Audit Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the committee;

(iv)

to ensure that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation's external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors' independence;

(v)	to instruct the external auditors that the external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders; and

2.	with respect to financial reporting principles and policies and internal controls,

(i)	to advise management that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issues and practices;

(ii)

to ensure that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit Committee or legal or regulatory requirements;

(iii)	to consider any reports or communications (and management's responses thereto) submitted to the Audit Committee by the external auditors, including reports and communications related to:

•	deficiencies noted following the audit of the design and operation of internal controls;
•	consideration of fraud in the audit of the financial statement;
•	detection of illegal acts;
•	the external auditors’ responsibilities under generally accepted auditing standards;
•	significant accounting policies;
•	management judgements and accounting estimates;
•	adjustments arising from the audit;
•	the responsibility of the external auditors for other information in documents containing audited financial statements;
•	disagreements with management;
•	consultation by management with other accountants;
•	major issues discussed with management prior to retention of the external auditors;
•	difficulties encountered with management in performing the audit;
•	the external auditors judgements about the quality of the entity’s accounting principles; and
•	reviews of interim financial information conducted by the external auditors;

(iv)	to meet with management and external auditors:

•	to discuss the scope of the annual audit;
•	to discuss the audited financial statements, including the accompanying management's discussion and analysis;
•	to discuss the unaudited interim quarterly financial statements, including the accompanying management’s discussion and analysis;
•	to discuss the appropriateness and quality of the Corporation’s accounting principles as applied in its financial reporting;
•

to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation’s financial statements;

•	to resolve disagreements between management and the external auditors regarding financial reporting;
•	to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;

•

to discuss significant changes to the Corporation’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

•

to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation’s financial statements or accounting policies;

•	to review, evaluate and monitor the Corporation’s risk management program including the revenue protection program. This function should include:

>	risk assessment;
>	quantification of exposure;
>	risk mitigation measures; and
>	risk reporting;

•	to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;
•	to monitor and review communications received in accordance with the Corporation’s Internal Whistle Blowing Policy;

(v)	to discuss with the Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vi)

to discuss with the Corporation’s management any significant legal matters that may have a material effect on the financial statements, the Corporation’s compliance policies, including material notices to or inquiries received from governmental agencies;

(vii)

to review, and discuss with the Corporation’s Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Corporation’s financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule.

3.	with respect to reporting and recommendations,

(i)	to prepare/review any report or other financial disclosures to be included in the Corporation’s annual information form and management information circular;

(ii)

to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management’s discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements;

(iii)

to review and recommend to the Board of Directors for approval, the annual report, management’s assessment on internal controls and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation;

(iv)

to review and reassess the adequacy of the procedures in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v)	to review this Charter at least annually and recommend any changes to the Board of Directors;

(vi)

to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate;

4.	to review, discuss with management, and approve all related party transactions;

5.

to establish and reassess the adequacy of the procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

6.	set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Corporation.

V.	RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants.

This Charter was approved and ratified by the Board of Directors on April 30, 2014.

APPENDIX "2"

CANADIAN MALARTIC MINING TITLES SUBJECT TO ROYALTIES

Mining Titles	Agreements and Encumbrances
CL 3490181, CL 3490151, CL 3263051, CL 3263011, CL 3263012, CL 3263351, CL 3263002 (converted)	•	Mining rights registered to Canadian Malartic GP for an interest of 85%, the remaining 15% is held by the Currie Mills estate and Paul Boyd
	•	Titles purchased from Richmont Mines Inc. for cash and shares
	•	Titles are subject to a sliding 1% to 1.5% NSR payable to RG Exchangeco Inc.
	•	The royalty rate is tied to the price of gold, with the higher rate taking effect if the gold price is greater than US$350/oz
	•	Titles are subject to a 15% NPI amount is payable on a monthly basis to the Currie-Mills estate

CM 226, CL 3941621, CL 3941633, CL 3941634, CL 3941635, CL 3950771, CL 3950772	•	Mining rights 100% owned by Canadian Malartic GP
	•	Titles purchased from McWatters Mining Inc. liquidating trustee in consideration of a cash payment
	•	Titles are subject to a sliding 1% to 1.5% NSR payable to RG Exchangeco Inc.
	•	The royalty rate is tied to the price of gold, with the higher rate taking effect if the gold price is greater than US$350/oz

CL 5144234, CL 5144235, CL 5144236, CL 5144237, CL 5144238, CL 5144239 (converted)	•	Mining rights 100% owned by Canadian Malartic GP
	•	Titles acquired from Dianor Resources Inc. and subsidiary Threegold Resources Inc. for cash and shares
	•	Titles are subject to a 2% NSR payable to Mike Lavoie
	•	The entire royalty may be purchased back by Canadian Malartic GP for C$2,000,000

CDC 72271	•	Mining rights 100% owned by Canadian Malartic GP
	•	Titles acquired from Golden Valley Mines for cash consideration
	•	Claim is subject to a 2% NSR payable to Abitibi Royalties Inc.

CDC 2000854, CDC 2000855, CDC 2000856, CDC 2000857, CDC 2000858, CDC 2000859, CDC 2001055	•	Mining rights 100% owned by Canadian Malartic GP
	•	Titles acquired from Jack Stoch for cash consideration
	•	Titles are subject to a 1.5% GOMR payable to Franco Nevada Corporation

CL 3887321, CL 3887331, CL 3924261, CL 3924271, CL 3924281	•	Mining rights 100% owned by Canadian Malartic GP
	•	Titles purchased from Richmont Mines Inc. for cash and shares
	•	Titles are subject to a sliding 1% to 1.5% NSR payable to RG Exchangeco Inc.
	•	The royalty rate is tied to the price of gold, with the higher rate taking effect if the gold price is greater than US$350/oz

Mining Titles	Agreements and Encumbrances

CL 3665043, CL 3665044, CL
3665053, CL 3665201, CL 3665202,
CL 3665211, CL 3718281, CL
3718282, CL 3718293, CL 5086943,
CL 5086944, CL 5086945, CL
5098746, CL 5098747, BM 848, CLD
P139010, CLD P139020, CLD
P139030, CLD P139040, CLD
P139050, CLD P139060, CLD
P139070, CLD P139080, CLD
P139090, CLD P139100, CLD
P139110, CLD P139120, CLD
P139130

	•	Mining rights 100% owned by Canadian Malartic GP
	•	Titles purchased from Richmont Mines Inc. for cash and shares
	•	A 2% NSR is payable to Richmont Mines Inc. from 35,000 to 300,000 ounces of gold
	•	A 2% NSR is payable to Globex Mining Inc. after 300,000 ounces of gold

CL 3351761, CL 3351762, CL 3351763, CL 3351764, CL 3351771, CL 3351772, CL 3351773, CL 3351774, CL 3351781, CL 3351782, CL 3351783, CL 3351784	•	Mining rights 100% owned by Canadian Malartic GP
	•	Titles purchased from Richmont Mines Inc. for cash and shares
	•	A 2% NSR is payable to Richmont Mines Inc. from 35,000 to 300,000 ounces of gold (only if the Royal Oak Mines Inc.'s royalty is not payable)
	•	A 2% NSR is payable to Globex Mining Inc. after 300,000 ounces of gold have been produced
	•	To the knowledge of the Parties, for every ounce produced from the Fourax Block, a 3% NSR may be payable quarterly to Royal Oak Mines Inc. based on the prevailing price of gold

CDC 48540, CDC 48541, CDC 48542,	•	Mining rights 100% owned by Canadian Malartic GP
CDC 48543, CDC 1106043, CL	•	Titles purchased from Richmont Mines Inc. for cash and shares
5114367, CL 5114368, CL 5114369,	•	A 2% NSR is payable to Richmont Mines Inc.
CL 5114373, CL 5114374, CL
5114375, CL 5114376, CDC 1106031,
CDC 1106032, CDC 1106033, CDC
1106034, CDC 1106035, CDC
1106036, CDC 1106037, CDC
1106038, CDC 1106039, CL 5182646,
CL 5182647, CL 5182648